     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 1999


                                                      REGISTRATION NO. 333-76981
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              QUOKKA SPORTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 7999                                94-3250045
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)                IDENTIFICATION NO.)

                        525 BRANNAN STREET, GROUND FLOOR
                            SAN FRANCISCO, CA 94107
                                 (415) 908-3800
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                  ALAN RAMADAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        525 BRANNAN STREET, GROUND FLOOR
                            SAN FRANCISCO, CA 94107
                                 (415) 908-3800
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------


                                   COPIES TO:

                    KENNETH L. GUERNSEY                                           DAVID C. DRUMMOND
                      ISOBEL A. JONES                                            ROBERT E. CURRY, II
                       STEVE R. DAETZ                                      WILSON SONSINI GOODRICH & ROSATI
                       DAVID J. PAUL                                           PROFESSIONAL CORPORATION
                     COOLEY GODWARD LLP                                           650 PAGE MILL ROAD
               ONE MARITIME PLAZA, 20TH FLOOR                                    PALO ALTO, CA 94304
              SAN FRANCISCO, CALIFORNIA 94111                                       (650) 493-9300
                       (415) 693-2000


                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------


                        CALCULATION OF REGISTRATION FEE



---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM      PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF             AMOUNT TO BE       OFFERING PRICE PER    AGGREGATE OFFERING        AMOUNT OF
    SECURITIES TO BE REGISTERED         REGISTERED(1)            SHARE(2)              PRICE(2)        REGISTRATION FEE(3)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value per
  share............................       5,750,000               $11.00             $63,250,000             $17,584
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


-------------------------

(1) Includes 750,000 shares of Common Stock which the Underwriters may purchase solely to cover over-allotments, if any.



(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933.



(3) Of such amount, $15,985 has been paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED JUNE 14, 1999


PROSPECTUS


                                5,000,000 SHARES

                              [QUOKKASPORTS LOGO]
                                  COMMON STOCK
                            -----------------------


          This is Quokka Sports, Inc.'s initial public offering, and no public market currently exists for our stock.



          We expect that the public offering price will be between $9.00 and $11.00 per share. After pricing of the offering, we expect that the common stock will trade on the Nasdaq National Market under the symbol "QKKA."



          INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

                            -----------------------

                                                             PER SHARE           TOTAL
                                                             ---------           -----
Initial public offering price..............................  $                 $
Underwriting discount......................................  $                 $
Proceeds, before expenses, to Quokka.......................  $                 $


          The underwriters may also purchase up to an additional 750,000 shares from Quokka within 30 days from the date of this prospectus to cover over-allotments.


          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The underwriters expect that the shares of common stock will be ready
for delivery in New York, New York on or about                , 1999.

                            -----------------------

MERRILL LYNCH & CO.
                  LEHMAN BROTHERS

                                    BANCBOSTON ROBERTSON STEPHENS

                            -----------------------

             The date of this prospectus is                , 1999.

                              (INSIDE FRONT COVER)



[Picture of the primary Quokka web page. Quokka logo is centered on the page and a portion of the Quokka event calender is located at the bottom of the page.]

                         (INSIDE FRONT COVER GATE FOLD)


     [COLOR CODED WORLD MAP ENTITLED "QUOKKA GLOBAL EVENT NETWORK" IDENTIFYING LOCATIONS OF THE FOLLOWING SPORTING EVENTS COVERED BY QUOKKA: CART, Around Alone, 500 Grand Prix, Marathon Des Sables, First Ascent, Great Trango Tower, Olympic Games, Whitbread and America's Cup.]

     The following descriptions accompany the identified events:


CART:

     - DESCRIPTION: Champ car racers chase millions of dollars at speeds approaching 200 mph.

     - DISTANCE: VARIES

     - MODE: 2.65 LITER V-8 CHAMP CAR

AROUND ALONE:

     - DESCRIPTION: The ultimate sailing challenge: one person, on a boat, around the world, alone.

     - DISTANCE: 27,000 NAUTICAL MILES IN 4 LEGS

     - MODE: 40-60 FT. MONOHULL SAILING YACHT

500 GRAND PRIX:

     - DESCRIPTION: Riders defy asphalt and gravity in championship motorcycle racing.

     - DISTANCE: VARIES

     - MODE: 500, 250 & 125 CC MOTORCYCLES

MARATHON DES SABLES:

     - DESCRIPTION: Runners struggled against sand, wind, and themselves in Morocco's scorching Sahara.

     - DISTANCE: 140 MILES IN 6 STAGES

     - MODE: FEET

FIRST ASCENT:

     - DESCRIPTION: Seven world-class climbers probe China's Karakoram range.

     - DISTANCE: 3,000 MILES IN 4 LEGS

     - MODE: TRUCK, CAMEL, FEET

GREAT TRANGO TOWER:

     - DESCRIPTION: Three top climbers attempt to find a new route up one of the tallest rock faces in the world.

     - DISTANCE: 6,018 VERTICAL FEET

     - MODE: FEET, GEAR, ROPE

OLYMPIC GAMES:

     - DESCRIPTION: Athletes from all over the world compete for gold and glory in 35 different sports.

     - DISTANCE: VARIES

     - MODE: FEET, BICYCLE, SKIS, LUGE, ETC.

WHITBREAD:

     - DESCRIPTION: Nine boats battled in a 32,000 nautical-mile around-the-world race.

     - DISTANCE: 32,000 NAUTICAL MILES IN 9 LEGS

     - MODE: W60 SAILBOAT

AMERICA'S CUP:

     - DESCRIPTION: Sailors push the limits of technology and teamwork in pursuit of one of sport's oldest trophies.

     - DISTANCE: 18.5 NAUTICAL MILES PER RACE

     - MODE: IACC CLASS YACHT

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes to those statements appearing elsewhere in this prospectus. References in this prospectus to "Quokka," "Quokka Sports," "our company," "we," "our," and "us" refer to Quokka Sports, Inc.

                              QUOKKA SPORTS, INC.

     Quokka Sports has pioneered a distinctive new style of global sports entertainment programming that uses the digital information sharing and communications power of the Internet. Our programming is designed to provide a compelling sports entertainment experience by allowing viewers to choose from a variety of perspectives, information and action sequences. Our coverage of sporting events incorporates, where available, video, text, audio, images, athlete vital signs, locational and directional data, environmental data, e-mails, results and timing data collected at the sports venue and from other sources. We call these materials used in our programming "digital media assets." Our programming can be accessed over the Internet at www.quokka.com and may be delivered to viewers over other interactive systems that transmit digitized data, such as cable and satellite systems, in the future. We believe new interactive technologies provide exciting opportunities for making information-intensive programming also entertaining. With distinctive content designed to build on this opportunity, we believe we are positioned to become a leading provider of digital sports entertainment addressing the entertainment passions of a global community of sports enthusiasts.

     We are creating an interactive digital sports network that offers a variety of sports entertainment programming. To deliver our sports entertainment programming over the Internet and other interactive systems, we have developed and continue to enhance proprietary technology that we call our Quokka Sports Platform. In developing our programming calendar, we currently target sports events that are generally long in duration and rich in the materials or digital media assets we seek to incorporate in our programming. We also usually target sports events that have a global audience and involve continuous action with multiple simultaneous activities. We have selected the Olympics, motor racing, sailing and adventure sports as the first four channels of our network.

     We generate revenues primarily through the sale of sponsorships. Sponsors pay us for the right to be named as the exclusive sponsor of our network within a particular industry category. Sponsors also secure the opportunity to embed and promote their products in our digital programming. Our sponsors in the technology and communication industries also have the opportunity to showcase the technological capabilities of their products and services in the production of our distinctive programming. Additionally, we believe we deliver a global audience that has demographic qualities desired by sponsors and advertisers.

     Our first digital sports program was the 1997-98 Whitbread Round The World Race, a 32,000 nautical mile, around-the-world sailing race featuring an international field of competitors. Our coverage attracted more than 1.8 million unique users from 177 countries, more than half of whom accessed our Whitbread Web site from outside the United States. "Unique user" is an industry term used to describe an individual who has accessed a particular Internet site once or more. According to a Quokka-conducted survey, visitors to the Whitbread site were primarily between 25 and 34 years old and had an average annual household income of $75,000. Additionally, according to this survey, 64% of the visitors to the Whitbread site were college educated and 63% held professional, executive or technical positions. Based on these demographic characteristics, we believe the visitors to the Whitbread site represented an attractive, targeted audience for sponsors and advertisers. These users spent an average of approximately 9.9 minutes per visit at the site. This compares favorably to an average of 5.8 minutes per visit at other leading sports-related Web sites, according to our estimates based on Media Metrix statistics. We generated $9.4 million of revenues from sponsorships related to the Whitbread race.

     In February 1999, we established a joint venture with NBC Olympics, Inc. to develop interactive digital coverage of the Olympics through August 2004. In March 1999, through a joint venture with Forsythe Racing, Inc., we acquired digital rights to cover Championship Auto Racing Teams events through 2003. Additionally, in March 1999, we acquired digital rights to cover FIM 500cc Road Racing World Championship motorcycle races through 2003. In May 1999, we acquired digital rights to cover the America's Cup Match yacht race in 2000. Our rights to cover each of these events, including the Olympics, are subject to limitations as described in the "Business" section of this prospectus. We began coverage of the nine-month Around Alone sailing race in September 1998. We covered the 14th Marathon des Sables desert footrace and are also covering a variety of Quokka-originated, adventure sports events as part of our adventure sports channel.

     As of March 31, 1999, we had an accumulated deficit of $23.9 million.

     In August 1996, we adopted our current business model and incorporated in Delaware under the name Quokka Productions, Inc. Shortly thereafter, in September 1996, we changed our name to Quokka Sports, Inc. Prior to August 1996, we operated as an Australian software development and consulting company, Ozware Developments Unit Trust, an Australian unit trust. Our main offices are located at 525 Brannan Street, San Francisco, California 94107, and our phone number is
(415) 908-3800. Our primary Web site is located at www.quokka.com. Information contained on our Web site does not constitute part of this prospectus.

                              RECENT DEVELOPMENTS


     In May and June 1999, we completed the private sale of 4,522,223 shares of our Series D preferred stock for $40.7 million to the following strategic and financial investors:




  - Liberty QS, Inc.                           - MeriTech Capital Partners L.P.
  - Hearst Communications, Inc.                - Pivotal Partners, L.P.
  - Comcast Interactive Investments, Inc.      - Crossover Fund II, L.P.
  - AtHome Corporation                         - British Telecom (Netherlands) Holdings B.V.


     We intend to work closely with our strategic investors to develop new channels of distribution, digital sports entertainment programming and related products.

                                  THE OFFERING


Common stock offered by Quokka......     5,000,000 shares



Common stock to be outstanding after
the offering........................     43,656,429 shares



Use of proceeds.....................     For general corporate purposes,
                                         including working capital, expansion of
                                         operations, capital contributions to
                                         our joint ventures, payments under
                                         rights agreements and capital
                                         expenditures.



     The information above is based on shares outstanding as of March 31, 1999, gives effect to the sale in May and June 1999 of 4,522,223 shares of Series D preferred stock and includes 508,848 shares issuable upon the exercise of warrants outstanding as of March 31, 1999 at a weighted average per share price of $1.06, which will expire if not exercised prior to the closing of this offering. The number of shares of common stock to be outstanding after the offering excludes:



     - 2,391,750 shares issuable upon the exercise of warrants outstanding as of March 31, 1999 at a weighted average per share price of $5.33;



     - 7,145,025 shares issuable upon the exercise of options outstanding as of March 31, 1999 at a weighted average per share price of $4.35;



     - 6,460,401 shares reserved for issuance under Quokka's 1997 Equity Incentive Plan;



     - 450,000 shares reserved for issuance under Quokka's 1999 Non-Employee Director's Stock Option Plan; and



     - 1,000,000 shares reserved for issuance under Quokka's 1999 Employee Stock Purchase Plan.



Under the terms of the Series D financing agreements, Quokka may issue up to an additional 200,000 shares of Series D preferred stock. See "Capitalization," and "Description of Capital Stock," for additional information relating to our capital structure. Also see "Management -- Employee Benefit Plans" for a description of the benefit plans referred to above.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                           THREE MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,                              MARCH 31,
                       --------------------------------------------------------------   -------------------------
                          1994          1995         1996        1997         1998         1998          1999
                       -----------   -----------   ---------   ---------   ----------   -----------   -----------
                       (UNAUDITED)   (UNAUDITED)                                        (UNAUDITED)   (UNAUDITED)
CONSOLIDATED
  STATEMENT OF
  OPERATIONS:
  Revenues...........   $     399     $      82    $      39   $   4,000   $    8,635    $   4,867    $      897
  Operating
    expenses.........         311           100        1,595       8,871       18,493        5,289         8,461
  Income/(loss) from
    operations.......          88           (18)      (1,556)     (4,871)      (9,858)        (422)       (7,564)
  Net
    income/(loss)....   $      90     $      (6)   $  (1,560)  $  (4,942)  $   (9,538)   $    (390)   $   (7,848)
  Historical basic
    and diluted net
    income/(loss) per
    share............   $    0.02     $    0.00    $   (0.41)  $   (0.73)  $    (0.99)   $   (0.04)   $    (0.80)
  Shares used in
    computing
    historical basic
    and diluted net
    income/(loss) per
    share............   3,800,000     3,800,000    3,800,000   6,791,534    9,654,835    9,651,566     9,756,059
  Pro forma net loss
    per
    share -- basic
    and diluted......                                                      $    (0.41)                $    (0.24)
  Shares used in
    computing pro
    forma net loss
    per
    share -- basic
    and diluted......                                                      23,232,756                 33,152,473



                                                                    MARCH 31, 1999
                                                              --------------------------
                                                                ACTUAL       AS ADJUSTED
                                                              -----------    -----------
                                                              (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................   $ 15,263       $ 60,446
  Working capital...........................................     13,953         59,136
  Total assets..............................................     22,853         68,036
  Debt and leases, long-term portion........................        699            699
  Accumulated deficit.......................................    (23,894)       (23,894)
  Total stockholders' equity................................     18,612         63,795



     In the table above, the as adjusted amounts reflect the proceeds from the sale of the 5,000,000 shares offered by Quokka at an assumed public offering price of $10.00, after deducting the estimated underwriting discount and offering expenses.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also could harm our business. If any of the following risks actually occur, our business could suffer and the trading price of our common stock could decline.

     This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and you should not put undue reliance on these forward-looking statements. When used in this prospectus, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements contained in this prospectus. This section and the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" contain a discussion of some of the factors that could contribute to those differences.

                        RISKS RELATED TO OUR OPERATIONS

WE HAVE A HISTORY OF OPERATING LOSSES, EXPECT TO INCUR LOSSES FOR AT LEAST THE NEXT EIGHT QUARTERS AND MAY BE UNABLE TO ACHIEVE OR SUSTAIN PROFITABILITY OR GENERATE POSITIVE CASH FLOW

     We expect to incur losses for at least the next eight quarters, largely due to substantial planned increases in marketing expenses and expenses associated with our digital sports entertainment programming. We may be unable to generate sufficient revenues or control operating expenses to achieve or sustain profitability or generate positive cash flow. We adopted our current business model in August 1996 and began generating revenues in connection with this model during the first quarter of 1997. As of March 31, 1999, we had an accumulated deficit of $23.9 million. Our net operating losses were $4.9 million for 1997, $9.5 million for 1998 and $7.8 million for the three months ended March 31, 1999. Cash used in operating activities was $3.9 million for 1997, $10.9 million for 1998 and $6.4 million for the three months ended March 31, 1999.

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU CAN EVALUATE OUR BUSINESS AND PROSPECTS

     Our limited operating history makes it difficult to evaluate our business and prospects. As a digital sports entertainment company in an early stage of development, we face significant risks, uncertainties, expenses and difficulties. In order to succeed, we must do most, if not all, of the following:

     - develop programming to attract and retain our audience;

     - secure and retain additional sponsors and advertisers;

     - acquire rights on commercially feasible terms to cover additional sporting events;

     - develop, enhance and carefully manage our brand;

     - deliver multiple programming events simultaneously to one or more global distribution networks;

     - promote our name in the sports and media markets;

     - respond appropriately to competitive developments;

     - develop and implement a successful electronic commerce strategy;

     - develop a successful line of product merchandise;

     - secure additional distribution systems for our content;

     - continue to develop and improve our know-how, to enhance our Web sites to meet the needs of a changing market and to adapt to changing technology;

     - successfully execute our business and marketing strategies; and

     - attract, integrate, retain and motivate qualified personnel.

Our business operations and revenues will suffer if we are unable to accomplish these things.

OUR QUARTERLY OPERATING RESULTS ARE EXPECTED TO FLUCTUATE AND OUR FAILURE TO MEET EARNINGS ESTIMATES COULD CAUSE OUR STOCK PRICE TO SUFFER

     Our quarterly operating results have varied in the past, and we expect them to fluctuate in future periods. For example, our revenues for the three months ended March 31, 1999 were $900,000 compared to revenues of $4.9 million for the three months ended March 31, 1998. These fluctuations depend on a number of factors described below and elsewhere in this "Risk Factors" section of the prospectus, many of which are outside our control. We may be unable to predict our future revenues accurately or adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall of revenues would have a negative impact on our results of operations. For these and other reasons, we may not meet the earnings estimates of securities analysts or investors and our stock price could suffer. Our revenues in any quarter depend on the sports programming we offer, the sponsorship arrangements we have in place at that time and finalize during the quarter and, to a lesser extent, the advertising and electronic commerce transactions we execute. We expect that our electronic commerce revenues will be higher leading up to and during our major sports programming. It is likely that sponsorship deals will have a long sales cycle and may be unevenly distributed across fiscal quarters. We expect our expenses to increase over time for production and other operational costs. The timing of these expenses, as well as our obligations under existing and future contracts, could fluctuate from quarter to quarter and intensify leading up to and during significant sporting events such as the Olympic Games.

WE NEED TO ACQUIRE RIGHTS TO KEY SPORTING EVENTS TO DEVELOP MORE PROGRAMMING AND GROW OUR BUSINESS, BUT THE COST AND COMPETITION FOR THESE RIGHTS COULD PREVENT US FROM DOING SO

     We need to acquire rights to key sporting events to succeed. If we are unable to acquire these rights, our ability to broaden our programming and grow our business will be limited. Our limited operating history makes it difficult to assess our ability to acquire rights in the future. Holders of rights may not be willing to enter into strategic relationships with us or sell rights to us at prices we can afford, or at all. We expect the cost of acquiring rights to increase significantly as competition for these rights increases. We may not be successful in acquiring the rights we need, especially if third parties, such as traditional media companies, which have significantly greater resources, experience and bargaining leverage than we do, compete for those rights.

OUR LIMITED EXPERIENCE DEVELOPING AND COORDINATING A COMPREHENSIVE PROGRAMMING SCHEDULE COULD RESULT IN DELAYS OR SETBACKS THAT REDUCE THE APPEAL OF OUR WEB SITES

     We have limited experience developing and coordinating a comprehensive programming schedule and may experience delays or setbacks that reduce the appeal of our Web sites. The programming we have developed required significantly fewer resources and technical skills than the major sports programming we are scheduled to produce, including the Olympic Games and coverage of motor sports. Our programming may not keep pace with technological developments, evolving industry standards or competing programming alternatives. We have not developed multiple large-scale programming events simultaneously and may lack the financial and technical resources to develop content for multiple simultaneous sporting events. Even if the resources are available, we may be unable to coordinate a comprehensive programming schedule. To be successful, we will need to staff and operate 24-hour production facilities that are capable of collecting, repackaging and distributing digital coverage to a global audience.

IF OUR AUDIENCE DOES NOT LIKE OUR WEB SITES OR THE INTERACTIVE NATURE OF OUR PROGRAMMING WE MAY NOT BE ABLE TO ATTRACT AND RETAIN SPONSORS

     It is difficult to predict whether our audience will like the layout and design of our Web sites or adapt to the interactive nature of our programming. If our layout and design are not user-friendly in the eyes of a wide and diverse audience, we will not be successful in attracting repeat users and our revenue could decline. Additionally, the nature of our programming requires our audience to actively navigate through multiple pages to experience the depth of coverage. Sports fans who are accustomed to passive listening or viewing sports coverage provided by traditional media may not be willing to participate in the interactive nature of sports entertainment on our Web sites. Our audience could reduce its viewing of our existing programming due to dissatisfaction with our programming or greater satisfaction with programming developed by one or more of our competitors. Additionally, the number of sporting events covered on various media may saturate the market and reduce the likelihood a sports fan would select our Web site. If the size of our audience or the duration of visits to our sites decreases or fails to grow as expected, we may be unable to achieve the audience exposure we have committed and will commit to provide to our sponsors, which could result in lost sponsorship revenues. For example, sponsorship revenues could be affected if audience interest in the Olympic Games is reduced as a result of recent scandals involving the International Olympic Committee.


OUR SPONSORSHIP MODEL IS UNPROVEN AND OUR REVENUES AND RESULTS OF OPERATIONS WILL SUFFER IF WE ARE UNABLE TO MAINTAIN OUR EXISTING SPONSORS AND SECURE ADDITIONAL SPONSORSHIPS


     Our revenues and results of operations will suffer if we are unable to maintain our existing sponsors and secure additional sponsors. Our revenue model is primarily based on securing long-term digital entertainment sponsorships that provide each sponsor with the right to be named as the exclusive sponsor of our network within a particular industry category. We have limited experience with this sponsorship model and to date have entered into digital entertainment sponsorships only with Compaq Computer Corporation and Computer Associates International, Inc. Prospective sponsors may not be interested in entering into these digital entertainment sponsorships at the rates we set, if at all.

     Additionally, our sponsorship agreements typically require the delivery of a specified number of brand impressions, which refers to the number of times the sponsor's brand appears on a user's screen while the user is connected to our Web sites. Our fulfillment of these commitments assumes that we will be able to deliver these brand impressions on sports programming that we acquire or create. Owners of rights to sporting events often have pre-arranged sponsor lists they require us to honor. Pre-existing sponsorship relationships may prevent us from meeting the minimum commitments we have to our exclusive digital entertainment sponsors and could cause us to allocate impressions to our sponsors that were otherwise available for additional revenue generating purposes. These pre-existing sponsorship relationships could also negatively affect our business by limiting our ability to attract new sponsors. We might acquire or create additional programming that would allow us to provide our sponsors with sufficient brand impressions for which we would incur additional expenses.

WE DEPEND ON A SMALL NUMBER OF SPONSORS, THE LOSS OF WHICH COULD HARM OUR
REVENUES

     To date, we have depended on a limited number of sponsors for a majority of our revenues. In 1998, two sponsors accounted for 68% of our revenues.

     We anticipate that our results of operations will depend to a significant extent upon revenues from a small number of digital entertainment sponsors. The loss of one or more digital entertainment sponsors could negatively affect our business. Although we seek to enter into multi-year agreements with our digital entertainment sponsors, we cannot guarantee that these sponsors will maintain their association with us.

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A DISASTER OR MALFUNCTION THAT DISABLES OUR COMPUTER SYSTEMS COULD HARM OUR WEB
SITES AND REDUCE THE APPEAL OF OUR PROGRAMMING

     Substantially all of our communications hardware and computer hardware operations are located in our facilities in San Francisco, California and at Frontier GlobalCenter in Sunnyvale, California, where our Web sites are hosted. Our operations depend on our ability to protect these systems against damage from fire, earthquakes, power loss, telecommunications failures, break-ins and similar events. Additionally, computer viruses, electronic break-ins or other similar disruptive problems could harm our Web sites. A disaster or malfunction that disables either our San Francisco production facility or our Sunnyvale hosting services could cause an interruption in the production and distribution of our programming, limit the quantity or timeliness of updates to our productions or limit the speed at which our audience can access our content. Any of these occurrences could reduce the appeal of our programming. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. We do not presently have a formal disaster recovery plan.

     Our Web sites have experienced significant increases in traffic during coverage of some sporting events. As we deliver additional programming, we expect our audience base to increase significantly. This will require our Web sites to accommodate a high volume of traffic and deliver frequently updated information. Failure of our systems to accommodate higher volumes of traffic could reduce the performance and appeal of our Web sites and harm our results of operations. Our Web sites in the past have experienced slower response times or other problems for a variety of reasons, including delays or malfunctions as a result of third-party distributors on which we rely.

OUR BRAND MAY NOT ACHIEVE THE BROAD RECOGNITION NECESSARY TO SUCCEED


     We believe that broad recognition and a favorable audience perception of the Quokka brand will be essential to our success. If our brand does not achieve favorable broad recognition, our success will be limited. We intend to build traffic and brand recognition by aggressively marketing www.quokka.com as the first interactive network that offers sports programming that brings the audience closer to the athlete's perspective. We plan to market www.quokka.com through an extensive traditional media campaign employing advertising on television, printed publications, outdoor signage and radio. We also plan to conduct a simultaneous online advertising campaign and to seek exposure through our co-branded initiatives. During 1998, we spent $554,000 for advertising. We expect to significantly increase our advertising expenses in future periods as we build the Quokka brand and awareness of our programming. We may lack the resources necessary to accomplish these initiatives. Even if the resources are available, we cannot be certain that our brand enhancement strategy will deliver the brand recognition and favorable audience perception that we seek. If our strategy is unsuccessful, these expenses may never be recovered and we may be unable to increase future revenues. Even if we achieve greater recognition of our brand, competitors with greater resources or a more recognizable brand could reduce our market share of the emerging digital sports entertainment market.


THE LOSS OF ANY STRATEGIC RELATIONSHIPS WITH MEDIA ENTITIES AND SPORTS GOVERNING BODIES COULD NEGATIVELY IMPACT THE BREADTH OF OUR SPORTS PROGRAMMING AND OUR ABILITY TO ACQUIRE ADDITIONAL RIGHTS TO COVER SPORTS OR SECURE SPONSORSHIPS

     We depend on agreements with certain established media entities and sports governing bodies, such as NBC Olympics, Inc. and Championship Auto Racing Teams, Inc. The loss of any of these strategic relationships could impact the breadth of our sports programming and affect our ability to acquire additional rights or secure sponsorships. Our agreements with these parties enable development of certain Olympic and motor sports programming. Additionally, these strategic relationships, among others, provide us with credibility in the marketplace to negotiate sponsorships and acquire rights to cover additional sports. While these strategic relationships are grounded in contractual agreements, these parties can terminate the agreements for various reasons, including contractual breaches and a change in control of our company. For example, NBC Olympics, Inc. can terminate its strategic relationship with us if a competitor of NBC acquires us. We cannot guarantee that our strategic partners will perform their contractual obligations. Even if the contracts run for the full term, we may not be able to renew the agreements on comparable terms, if at all. For a more detailed discussion of the terms of some of our strategic relationships, see "Business -- Joint Ventures and Rights Agreements."


FAILURE BY THIRD PARTIES ON WHOM WE DEPEND FOR INTERNET ACCESS, DELIVERY OF OUR PROGRAMMING AND GENERATION OF MULTIPLE REVENUE STREAMS COULD HARM OUR OPERATIONS AND REVENUES

     Our audience depends on Internet service providers, online service providers and other Web site operators for access to our Web sites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Access by our audience outside the United States could also be delayed or interrupted due to the uncertainty of the telecommunications infrastructure in foreign countries.

     We depend on various domestic and international third parties for software, systems and delivery of much of our programming. Many of these third parties have limited operating histories, early generation technology and are themselves dependent on reliable delivery from others. Any delays or malfunctions in the distribution of our content would limit our ability to deliver our programming. We also depend on Frontier GlobalCenter in Sunnyvale, California, which hosts our Web sites. If the Frontier GlobalCenter hosting facility is disabled or malfunctions, access to our Web sites would be limited or eliminated.

     Our plans to generate multiple revenue streams also depend on third parties. In particular, we depend on encryption technology provided by others to enable secure electronic commerce transactions. In addition, our ability to obtain sponsorship and advertising interest will depend on whether third parties we hire can generate meaningful and accurate data to measure the demographics of our audience and the delivery of advertisements on our Web sites. Companies may choose not to advertise on our Web sites or may pay less if they do not perceive these measurements made by third parties to be reliable.

OUR SPONSORSHIP MODEL COULD PREVENT US FROM ACQUIRING CRITICAL TECHNOLOGY, WHICH COULD AFFECT THE QUALITY OF OUR PROGRAMMING

     A significant feature of our sponsorship model is the exclusive right to be the sole sponsor of a sponsorship category, such as computing, database software, digital distribution, consumer electronics or wireless communications. While we expect this exclusivity feature to be central to our marketing strategy for securing and retaining these sponsorships, it may bind us to undesirable sponsorship arrangements and limit our ability to acquire technology we may otherwise want or need. Exclusive sponsors acquire multi-year rights to a sponsorship category and sometimes provide us with equipment or technical expertise to enable us to develop and distribute our programming. We are limited in our ability to terminate an existing sponsor relationship if a sponsor fails to provide us with necessary equipment and expertise, or is otherwise less desirable than a prospective sponsor in the same sponsorship category. An existing sponsor also may prevent us from acquiring desirable technology from competitors of the sponsor, which could harm our programming.

OUR PROGRAMMING AND OPERATIONS WILL SUFFER IF WE ARE UNABLE TO ADAPT IN A TIMELY MANNER TO TECHNOLOGICAL DEVELOPMENTS, EVOLVING INDUSTRY STANDARDS, CHANGING MARKET CONDITIONS OR CUSTOMER REQUIREMENTS

     The market for digital sports programming is characterized by rapid technological change. To be successful, we must adapt to this rapidly changing market by continually improving the features we offer and developing new features. Our programming and operations will suffer if we are unable to adapt in a timely manner in response to technological developments, evolving industry standards, changing market conditions or customer requirements. We may not maintain our competitive position in the digital sports entertainment market for a number of reasons, including the following:

     - our technology infrastructure may not provide high-quality, reliable programming or adequately scale to support multiple simultaneous events;

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

     - we may be unable to afford substantial expenditures to adapt our service to changing technologies;

     - we may be unable to license leading technologies or develop new proprietary technologies; and

     - we may fail to use new technologies effectively or adapt to technological changes.

OUR BUSINESS IS SUBJECT TO MANY RISKS ASSOCIATED WITH WORLDWIDE SPORTS EVENT COVERAGE AND OTHER INTERNATIONAL ACTIVITIES, WHICH COULD PREVENT OR DELAY OUR COVERAGE OR CAUSE US TO INCUR ADDITIONAL EXPENSES

     Our coverage of adventure sports is not limited geographically and is therefore subject to many risks associated with worldwide sports event coverage and other international activities that could prevent or delay our coverage. We have developed, and expect to continue to develop, programming covering sporting events throughout the world and across the oceans. For example, our coverage of yachting races and of adventure sports, such as mountaineering in the Karakoram range in China and treks across deserts in Morocco, require us to traverse international borders. Coverage of these events requires that we deploy production staff to locations throughout the world. Additionally, we expect to maintain offices in several foreign countries, including Great Britain, Switzerland and Australia. As a result, we are subject to numerous risks associated with doing business internationally, including the following:

     - regulatory requirements, including export requirements, tariffs and other barriers, health and safety requirements and labor and immigration laws;

     - difficulties in staffing and managing foreign operations;

     - differences in reliability of telecommunications infrastructure and Internet access;

     - varying technological standards and capabilities;

     - differences in standards of protection for intellectual property;

     - political instability;

     - hostile action against event participants or our employees;

     - currency fluctuations;

     - potentially adverse tax consequences; and

     - restrictions against the repatriation of earnings from a foreign country.

     Additionally, regional events that we choose to cover may fail to attract a global audience. In that case, we would incur the significant expenses inherent in the coverage of an international event without achieving the audience exposure we have committed or may commit to provide to our sponsors.


OUR BUSINESS WILL NOT OPERATE EFFICIENTLY AND OUR RESULTS OF OPERATIONS WILL BE NEGATIVELY AFFECTED IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR GROWTH


     We are experiencing a period of significant expansion. We had 40 employees at December 31, 1997, compared to 118 employees at December 31, 1998 and 186 employees at March 31, 1999. This growth is placing, and we expect any further growth to continue to place, a significant strain on our management, operational and financial resources. This will require us to implement additional management information systems and to develop additional operating, administrative, financial and accounting systems and controls. If we are unable to develop these systems and manage our growth effectively, our business will not operate efficiently and our results of operations could be negatively affected.

     Many of our senior management have only recently joined us. Eight of our thirteen most senior officers have worked for us for less than one year. These individuals have not previously worked together and are becoming integrated as a management team. Our operations and personnel relations will suffer if our senior management is unable to successfully manage our growth.

IF WE FAIL TO ATTRACT AND RETAIN KEY PERSONNEL WE WILL BE UNABLE TO EXECUTE OUR BUSINESS STRATEGY

     Our success will depend on the continued services of our senior management and other key personnel, as well as our ability to attract, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. The loss of the services of any of our executive officers, particularly Alan Ramadan, our president and chief executive officer, or other key employees could prevent us from executing our business strategy. Competition for these personnel is intense, and we may not be able to successfully attract, integrate or retain sufficiently qualified personnel. Our anticipated programming schedule in the near future will require that we attract and retain personnel who are skilled in production, computer and other technical fields. Skilled technical personnel are in high demand and have multiple employment opportunities, especially in the San Francisco Bay Area, where our headquarters are located. As a matter of practice, we do not generally enter into employment agreements with our employees.

ACCEPTANCE OF PROPERTY OR SERVICES AS PAYMENT MAY PROVIDE LESS WORKING CAPITAL FLEXIBILITY THAN A CASH PAYMENT WOULD PROVIDE

     We have received property or services, including computer equipment, Internet access, digital cameras and telecommunications equipment and services as payment for our sponsorships. While these property and services allow us to develop and distribute our programming content, they do not provide us with the same working capital flexibility that a cash payment would provide. We expect to reduce the amount of property and services accepted as payment in future periods, but may not be successful in doing so.

WE MAY BE SUBJECT TO NEGATIVE PUBLICITY AND LIABILITY FOR ATHLETES OR OUR EMPLOYEES ASSOCIATED WITH OUR EVENTS, WHICH WOULD DISRUPT OUR PROGRAMMING AND REDUCE SPONSORSHIPS AND PARTICIPATION IN FUTURE EVENTS

     Many of our events, including sailing and mountain climbing, involve significant risks to athletes and our employees that participate in or document the events. Additionally, many of our events take place in regions of the world where there may be increased danger of external threats such as terrorism. We will experience adverse publicity, and may be subject to liability claims by athletes, employees or their relatives, for injuries or deaths that occur as a result of our events. Any incidents like this during our events could disrupt our programming and reduce sponsorships and athlete and employee participation in future events. Liability claims, regardless of merit, could require us to expend significant resources. Additionally, while we obtain insurance coverage with respect to each event based on the risks and exposure we face in that event, our insurance coverage may be inadequate to protect us against any claims.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, AND OUR EFFORTS TO DO SO COULD BE TIME-CONSUMING AND EXPENSIVE AND COULD DIVERT MANAGEMENT ATTENTION FROM EXECUTING OUR BUSINESS STRATEGY

     We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our success. We rely on a combination of copyright, trademark, service mark, patent and trade secret laws and contractual restrictions to protect our proprietary rights in products and services. While we actively protect and enforce our intellectual property rights, we may be unable to prevent others from misappropriating our technology and may be subject to claims of infringement by others. The enforcement of our intellectual property rights could be time-consuming, result in costly litigation and the diversion of technical and management personnel. We have entered into confidentiality and invention assignment agreements with our employees and contractors and nondisclosure agreements with parties with which we conduct significant business to limit access to and disclosure of our proprietary information. These contractual arrangements and the other measures taken by us to protect our intellectual property may not prevent misappropriation of our technology or deter independent third-party development of similar technologies. In addition, we may need to engage in litigation to enforce our intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of management and other resources.

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

     We pursue the registration of our trademarks and service marks in the United States and internationally. We have also filed four patent applications in the United States Patent and Trademark Office. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our programming is accessible online. We have licensed in the past, and expect to license in the future, some of our proprietary rights, including trademarks or copyrighted material, to third parties. These licensees may take actions that might adversely affect the value of our proprietary rights or reputation. We also rely on off-the-shelf technologies that we license from third parties. "Off-the-shelf" technology refers to generally commercially available software that is not customized for a particular user. These third-party licenses may not continue to be available to us on commercially reasonable terms or at all. The inability to use licensed technology important to our business could require us to obtain substitute technology of lower quality or performance standards or at greater cost. In the future, we may seek to license additional technology or content to enhance our current programming or to introduce new content. We cannot be certain that any such licenses will be available on commercially reasonable terms or at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in providing our programming until equivalent technology, if available, is identified, licensed and integrated.

     Because we license some data and content from third parties, we must rely upon these third parties for information as to the origin and ownership of the licensed content and our exposure to copyright infringement actions may increase. We generally obtain representations as to the origins and ownership of licensed content and obtain indemnification to cover any breach of any representations. However, we cannot be certain that these representations are accurate or that any indemnification amounts will be sufficient to provide adequate compensation for any breach of representations.

     We cannot guarantee that infringement or other claims will not be asserted or prosecuted against us in the future whether resulting from our internally developed intellectual property or licenses or content from third parties. Any future assertions or prosecutions could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop non-infringing technology or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. Our ability to execute on our business strategy will suffer if a successful claim of infringement is brought against us and we are unable to introduce new content or trademarks, develop non-infringing technology or license the infringed or similar technology on a timely basis.

PROBLEMS RELATED TO THE YEAR 2000 ISSUE COULD ADVERSELY AFFECT OUR BUSINESS

     Computer systems, software packages and microprocessor dependent equipment may cease to function or generate erroneous data when the year 2000 arrives. To correctly identify the year 2000, a four-digit date code field will be required to be what is commonly termed "year 2000 compliant." If systems material to our business are not year 2000 compliant or if third parties fail to make their systems year 2000 compliant in a timely manner, the year 2000 issue could affect our operations. Our operations and programming may suffer if the systems we depend on are not year 2000 compliant. The potential areas of exposure include electronic data exchange systems operated by third parties with which we transact business and computers, software, telephone systems and other equipment used internally. While we have established a year 2000 compliance program, this program may not uncover all year 2000 problems.

WE MAY BE SUBJECT TO LIABILITY FOR PUBLISHING OR DISTRIBUTING CONTENT, AND OUR INSURANCE COVERAGE MAY BE INADEQUATE TO PROTECT US FROM THIS LIABILITY

     We may be subject to claims relating to content associated with us, including content that may appear on our Web sites or be obtained through other distribution channels. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. These claims could take the form of lawsuits for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. In addition, we could be subject to
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

liability with respect to content that may be accessible through our Web sites or third-party Web sites accessed from our sites.

OUR COMPETITIVE POSITION IN THE DIGITAL SPORTS ENTERTAINMENT INDUSTRY COULD DECLINE IF WE ARE UNABLE TO ACQUIRE BUSINESSES OR TECHNOLOGY THAT ARE STRATEGIC FOR OUR SUCCESS OR IF WE FAIL TO SUCCESSFULLY INTEGRATE ANY ACQUISITIONS WITH OUR CURRENT BUSINESS

     If appropriate opportunities arise, we intend to acquire businesses, technologies, services or products that we believe are strategic for our success. The digital sports entertainment industry is new, highly competitive and rapidly changing. We believe these industry dynamics could result in a high level of acquisition activity as companies seek to gain competitive advantage. While we currently do not have any understandings, commitments or agreements with respect to any material acquisition, competitive forces could require us to acquire companies or technology. Our competitive position in the industry could decline if we are unable to acquire businesses or technology that are strategic for our success or if we fail to successfully integrate any acquisitions with our current business. We may be unable to identify, negotiate or finance future acquisitions successfully, or to integrate successfully any acquisitions with our current business. The process of integrating an acquired business, technology, service or product into our business and operations may result in unforeseen operating difficulties and expenditures, including the allocation of significant management time and company resources that would otherwise be available for ongoing development of our business. Moreover, the anticipated benefits of any acquisition may not be realized.

   RISKS RELATED TO THE INTERNET AND DIGITAL SPORTS ENTERTAINMENT INDUSTRIES


DELAYS IN THE ACCESSIBILITY OR GROWTH OF THE INTERNET COULD ADVERSELY AFFECT OUR PROGRAMMING AND REDUCE THE LEVEL OF TRAFFIC ON OUR WEB SITES



     Our success will depend on the continued development and growth of the Internet. Our programming will suffer if the necessary infrastructure, standards or protocols or complementary products, services or facilities for the Internet are not developed in a timely manner. While Internet technologies have been evolving rapidly in recent years, future growth may not continue at comparable rates. As the Internet continues to experience increased numbers of users and increased frequency of use, the Internet infrastructure may be unable to support the demands of a global audience or the requirements of consumers for faster access. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. This might include outages and delays resulting from the year 2000 problem. These outages and delays could adversely affect the level of Internet usage as well as the level of traffic on our Web sites. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to regulation by governments, businesses or other organizations.



     Our programming is designed to operate on today's Internet platform as well as other interactive systems that transmit digitized data, such as cable and satellite systems, in the future. These future systems are commonly referred to as "broadband" systems and are expected to enable transmission of large amounts of digitized material, such as video clips, within a relatively short time frame. Delays in the development of broadband systems could harm our ability to distribute our programming through subscription services and pay-per-view events, which could adversely affect our ability to generate revenues from these types of programming.


THE ONLINE DIGITAL SPORTS ENTERTAINMENT INDUSTRY IS INTENSELY COMPETITIVE, AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS

     The market for Internet services and products is relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of Web sites on the Internet competing for consumers' attention and spending has proliferated. We expect that competition will continue to intensify. We may be unable to compete successfully against current and future competitors.
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

     Many of our current and potential competitors have significantly longer operating histories, greater financial, technical and marketing resources, greater name recognition and larger user or membership bases than us and, therefore may have a significantly greater ability to attract advertisers and users. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in Internet user requirements and to devote greater resources to the development, promotion and sale of their services. Our current or potential competitors may develop products and services comparable or superior to those developed by us. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would harm our business. In addition, as we expand internationally, we may face new competition.

     We compete, directly and indirectly, for sponsors, rights and the attention of sports viewers with the following categories of companies:

     - Web sites targeted to sports enthusiasts generally, such as www.cbs.sportsline.com, www.cnnsi.com and www.espnsportszone.com, many of which have been established by traditional media companies, and Web sites targeted to enthusiasts of particular sports, such as www.majorleaguebaseball.com, www.nascar.com, www.nba.com, www.nfl.com and www.nhl.com;

     - publishers and distributors of traditional media targeted to sports enthusiasts, such as the ESPN networks, the FoxSports network and Sports Illustrated;

     - online services such as America Online and the Microsoft Network, which provide access to sports-related content and services;

     - vendors of sports information, merchandise, products and services distributed through other means, including retail stores, mail, facsimile and private bulletin board services; and

     - Web search and retrieval services, such as Excite, Infoseek, Lycos and Yahoo! and other high-traffic Web sites, such as those operated by cYnet and Netscape.

     We expect that the number of our direct and indirect competitors will increase in the future. We anticipate that, as the Internet and other interactive distribution systems converge with traditional television broadcasting and cable, significant competition may come from the cable arena, including such sports-oriented cable networks as the ESPN networks.


OUR ABILITY TO GENERATE REVENUES WILL BE ADVERSELY AFFECTED IF SPONSORS AND ADVERTISERS DO NOT ACCEPT THE INTERNET AS AN EFFECTIVE MEDIUM TO PROMOTE THEIR PRODUCTS AND SERVICES


     Our ability to generate sponsorship and advertising revenues will depend on many factors, including the following:

     - the development of the Internet as an attractive medium for sponsors and advertisers;

     - the level of use of the Internet by consumers and the amount of traffic on our Web sites; and

     - our ability to achieve and measure demographic characteristics that are attractive to sponsors and advertisers.

     Market acceptance of the Internet as a medium for sponsorship and advertising is highly uncertain. Most potential sponsors and advertisers have only limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising expenditures to Internet-based campaigns. Even if sponsors and advertisers are persuaded to allocate portions of their budgets to Internet-based advertising, they may not find the medium to be effective for promoting their products and services relative to traditional print and broadcast media. Additionally, no standards are widely accepted to measure the effectiveness of the Internet as a medium for targeting consumers with particular demographics and influencing consumer behavior. If these standards do not develop, existing sponsors or advertisers may not continue their current level of Internet-based sponsorships or advertising, and sponsors or advertisers who are not currently buying sponsorships or advertising on the Internet may be reluctant to do so.

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REVENUES FROM SUBSCRIPTION SERVICES MAY FAIL TO DEVELOP, WHICH WOULD HARM OUR
RESULTS OF OPERATIONS

     While we intend to generate revenues through subscription services that provide access to premium content and pay-per-view events, we have no experience in doing so and our failure to generate revenues from these sources would harm our results of operations. While subscription services are a viable business alternative to cover sporting events on television, subscription services for our programming may not develop for a variety of reasons. These include:

     - our failure to develop and implement a successful strategy for subscription services;

     - delays in the development of broadband systems that enable increased bandwidth for content and provide faster access for consumers;

     - consumers' unwillingness to pay for the programming offered through subscription services;

     - prohibitive costs of producing higher quality programming for subscription services; and

     - security concerns in transmitting payment information for the subscription services.

CHANGES IN REGULATION OF THE INTERNET COULD LIMIT OUR BUSINESS PROSPECTS


     We are subject to the same federal, state and local laws as other businesses on the Internet. Today there are relatively few laws directed towards online services. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services. Changes in regulation of the Internet could affect our results of operations. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet, such as the recently passed Digital Millennium Copyright Act, have not yet been interpreted by the courts and their applicability and reach are therefore uncertain.


     Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. While we do not sell information about users on our sites, we have historically collected demographic data about our users to assist us in marketing our sponsorship arrangements. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could directly affect the way we do business or could create uncertainty in the marketplace.

     In addition to government regulation of the Internet, businesses and other organizations may restrict access to the Internet at work. Many users access the Internet through computer terminals at work, either because they do not have access at home or because the networks at work provide faster and more reliable access. Access at work may increase if employers upgrade their technology more quickly than individual consumers in response to the development of broadband solutions. In response to Internet use by employees or consultants at work, employers may impose regulations limiting or eliminating Internet or broadband access on their equipment. To the extent that many of our users access our Web sites at work, our audience could diminish if businesses and other organizations restrict Internet access at work.


OUR INTERNET ACTIVITIES MAY BECOME SUBJECT TO ADDITIONAL TAXES, WHICH COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS


     Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in electronic commerce. Therefore, our products and services may become subject to additional sales and income taxes. If consumers of our products and services are required to pay additional

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

sales or other taxes, they could reduce their purchases, which would negatively affect our results of operations. As our content is available over the Internet in multiple states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation. We are qualified to do business in six states in the United States, and qualifying in additional states could subject us to additional taxes. Additionally, failure by us to comply with foreign laws or to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in the inability to enforce contracts in such jurisdictions.

WE HAVE LIMITED EXPERIENCE GENERATING REVENUES FROM ELECTRONIC COMMERCE, AND WE MAY NOT BE ABLE TO DO SO IF WE ARE UNABLE TO DEVELOP AND IMPLEMENT A SUCCESSFUL ELECTRONIC COMMERCE STRATEGY, DEVELOP A SUCCESSFUL LINE OF PRODUCT MERCHANDISE, OVERCOME INTERNET SECURITY CONCERNS OR RESPOND TO COMPETITIVE PRICING

     A key component of our business model includes selling products associated with our sports entertainment programming. We have limited experience generating revenues from electronic commerce. If we are unable to develop and implement a successful electronic commerce strategy, develop a successful line of product merchandise that appeals to a broad audience, overcome Internet security concerns or respond to competitive pricing, we may be unable to generate revenues from electronic commerce.

     The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Internet. Any compromise of security could deter people from using the Internet and our Web sites to conduct transactions that involve transmitting confidential information. We may need to expend significant resources to protect against security breaches or to address problems caused by such breaches. Even if we are able to overcome Internet security concerns, individuals may not buy our products, resulting in revenues from electronic commerce that fall short of the cost of our electronic commerce strategy. Many Internet companies engaged in electronic commerce are losing money. Additionally, many of our current and potential competitors may have significantly greater resources and more favorable cost structures than we do and may be able to price comparable products at levels we are unable to match without incurring unacceptable operating losses.

                         RISKS RELATED TO THIS OFFERING

OUR COMMON STOCK PRICE IS LIKELY TO BE VOLATILE, WHICH COULD HURT INVESTORS AND EXPOSE US TO LITIGATION

     The stock markets in general, and the Nasdaq National Market and the market for Internet-related and technology companies in particular, have experienced extreme price and volume fluctuations in recent months. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could harm the market price of our common stock, regardless of our performance. Market fluctuations, as well as general political and economic conditions such as a recession or interest or currency rate fluctuations, also could harm the market price of our common stock.

     The trading prices of many technology company stocks, particularly Internet company stocks, have recently been at or near historical highs, reflecting valuations substantially above historical levels. Our stock price could be subject to wide fluctuations in response to a variety of factors, including factors that may be beyond our control. These include:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations or new sports entertainment programming by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the Internet and online entertainment industries;

     - changes in the market valuations of other Internet companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel; and

     - sales of substantial amounts of our common stock or other securities in the open market.

     Volatility in the market price of our common stock could result in securities class action litigation. This type of litigation could result in substantial costs and a diversion of management's attention and resources.

OUR MANAGEMENT HAS BROAD DISCRETION TO DETERMINE HOW TO USE THE FUNDS RAISED IN THIS OFFERING AND MAY USE THEM IN WAYS THAT STOCKHOLDERS MAY NOT DEEM DESIRABLE

     We plan to use the net proceeds of this offering for general corporate purposes, including working capital associated with the expansion of our network production operations and our marketing campaigns. In addition, we may use a portion of the net proceeds for the license or acquisition of additional programming rights, creation of programming associated with these rights, meeting our capital contribution obligations under our joint venture arrangements, establishing additional joint ventures as well as capital equipment purchases associated with both the production of our programming and general business services. Our management will have significant discretion as to the use of the net proceeds of this offering. This could result in the proceeds being applied to uses stockholders may not deem desirable. In addition, we cannot be certain that the proceeds invested will yield a significant return, if any.

WE WILL NEED TO RAISE ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS AND COULD RESULT IN ADDITIONAL DILUTION

     We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital, capital expenditures and business expansion through at least the next 12 months. Thereafter, we will need to raise additional capital. Additional financing may not be available on favorable terms or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of unanticipated opportunities or respond to competitive pressures. We may seek to raise additional capital sooner than the next 12 months to fund unanticipated opportunities or respond to competitive pressures. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and the securities issued may have rights, preferences and privileges senior to those of our common stock.

SALES OF OUR SHARES AFTER THIS OFFERING COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR STOCK, IMPAIR OUR ABILITY TO RAISE CAPITAL THROUGH THE SALE OF ADDITIONAL EQUITY SECURITIES AND RESULT IN FURTHER DILUTION


     Sales of a substantial number of shares in the public market after this offering could negatively affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Immediately following this offering, and based upon the number of shares outstanding as of June 9, 1999, we will have 43,791,118 shares of common stock outstanding assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or certain warrants after June 9, 1999. Of these shares, all of the 5,000,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933. The remaining 38,791,118 shares of common stock will be "restricted securities" as defined by Rule 144 adopted under the Securities Act of 1933. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 adopted under the Securities Act of 1933. We can not predict the effect that future sales made under Rule 144, Rule 701 or otherwise will have on the market price of our common stock.


     In addition, following closing of this offering we intend to register shares of common stock issuable upon the exercise of stock options granted under our stock option plans. After the effective date of such registration, shares issued upon the exercise of stock options generally will be available for sale in the public market. Our executive officers and directors and certain stockholders beneficially owning in the aggregate 38,791,118 shares of common stock are subject to lock-up agreements generally providing that, with certain limited exceptions, the stockholder will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of common stock, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the first day any of the common stock to be sold in this offering is released by the underwriters for sale to the public. Any shares subject to these lock-up agreements may be released at any time by Merrill Lynch, Pierce, Fenner & Smith Incorporated, with or without notice. The holders of approximately 38,418,653 shares of common stock are entitled to certain registration rights with respect to such shares. The holders of warrants to purchase approximately 2,553,288 shares of common stock are also entitled to certain registration rights with respect to such shares.


OUR EXISTING STOCKHOLDERS HAVE SIGNIFICANT CONTROL OF OUR MANAGEMENT AND AFFAIRS, WHICH THEY COULD EXERCISE AGAINST YOUR BEST INTEREST


     Upon completion of this offering, our executive officers, directors and their affiliates will, in the aggregate, own approximately 38.8% of our outstanding common stock, 38.1% if the underwriters' over-allotment option is exercised in full. As a result, these persons, acting together, will have the ability to control all matters submitted to our stockholders for approval and to control our management and affairs. This concentration of ownership may delay or prevent a change in control or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which could decrease the market price of our common stock. Matters that would require stockholder approval include the following:


     - election and removal of directors;

     - merger or consolidation of our company; and

     - sale of all or substantially all of our assets.

SOME ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT A TAKEOVER OF OUR COMPANY

     Some provisions of our charter documents and Delaware law may make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to our stockholders. Our board of directors can issue up to 10,000,000 shares of preferred stock without stockholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire our company. These provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then-current market value of our common stock. Additionally, certain of our material agreements, including our agreement with NBC Olympics, Inc., allow the other party to terminate the agreement if a change in control occurs. This could also have the effect of deterring a change in control.

     In addition, our charter documents provide that special meetings of stockholders may be called only by the chairman of the board of directors, our chief executive officer, a majority of the board of directors and holders of 50% of the outstanding capital stock. Our charter documents also provide for a classified board of directors, require advance notice of stockholder proposals and nominations and do not provide for cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to replace current members of our board of directors and may make the acquisition of our company by a third party more difficult.
                            ------------------------


     Unless otherwise indicated, all information in this prospectus:



     - assumes the automatic conversion of our outstanding preferred stock into common stock on a one-for-one basis upon closing of the offering;



     - assumes the underwriters' option to purchase additional shares in the offering will not be exercised; and



     - assumes the exercise of warrants to purchase 508,848 shares.

                                USE OF PROCEEDS


     We estimate that the net proceeds from the sale of the 5,000,000 shares of common stock in this offering will be approximately $45.2 million ($52.2 million if the underwriter's over-allotment option is exercised in full), assuming an initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses of $1.3 million. The principal purposes of this offering are to obtain additional working capital.



     We currently expect to use the net proceeds of this offering for general corporate purposes, including working capital associated with the expansion of our network production operations and our marketing campaigns. In addition, we currently expect to use a portion of the net proceeds to meet our payment obligations under current rights agreements as well as capital contribution obligations to NBC/Quokka Ventures, LLC and CART Digital Media Enterprises, LLC. The terms of the operating agreement for NBC/Quokka Ventures, LLC require us to make quarterly capital contributions in amounts necessary to fund the venture's operations on an ongoing basis in accordance with the annual operating plan. With respect to CART Digital Media Enterprises, LLC, we expect to make capital contributions in order to meet our 50% share of the venture's need for operating capital. Accordingly, the amounts and timing of these capital contributions to be made by us with respect to each of NBC/Quokka Ventures, LLC and CART Digital Media Enterprises, LLC will be based on the actual activities of each venture and are unknown at this time. We also may use a portion of the net proceeds for the license or acquisition of additional programming rights, creation of programming associated with these rights, establishing additional joint ventures as well as capital equipment purchases associated with both the production of our programming and general business services.



     As of the date of this prospectus, we have no current specific plan for the use of proceeds and cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds. Pending such uses, the net proceeds will be primarily invested in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. For a discussion of the risks associated with management's discretion in the application of the net proceeds, see "Risk Factors -- Our management has broad discretion to determine how to use the funds raised in this offering and may use them in ways that stockholders may not deem desirable."


                                DIVIDEND POLICY

     We have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our subordinated debt and equipment lease lines prohibit the payment of cash dividends on our stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 1999:


     - on an actual basis;



     - on a pro forma basis to reflect the issuance of 4,522,223 shares of Series D preferred stock issued in May and June 1999 and the conversion of all outstanding shares of preferred stock, including the Series D preferred stock, into common stock upon the closing of this offering; and



     - on a pro forma as adjusted basis to reflect this conversion and the application of the net proceeds from the sale of the 5,000,000 shares offered hereby at an assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discount and estimated offering expenses.



                                                                          MARCH 31, 1999
                                                              ---------------------------------------
                                                                                           PRO FORMA
                                                               ACTUAL      PRO FORMA      AS ADJUSTED
                                                              --------   --------------   -----------
                                                                          (IN THOUSANDS)
Long-term debt and lease obligations, net of current
  portion...................................................  $    699      $    699       $    699
Stockholders' equity(1):
  Preferred stock, $0.0001 par value; actual -- 27,600,000
     shares authorized, 23,736,016 shares issued and
     outstanding; pro forma -- 32,322,223 shares authorized,
     no shares issued and outstanding; pro forma as
     adjusted -- 28,258,239 shares authorized, no shares
     issued and outstanding.................................         2             0             --
  Common stock:
     Voting stock, $0.0001 par value; actual -- 45,400,000
      shares authorized, 9,589,342 shares issued and
      outstanding; pro forma -- 45,400,000
       shares authorized, 38,656,429 shares issued and
      outstanding; pro forma as adjusted -- 45,400,000
      shares authorized, 43,656,429 shares issued and
      outstanding...........................................         1             4              4
     Non-voting stock, $0.0001 par value; actual -- 300,000
      shares authorized, 300,000 shares issued and
      outstanding; pro forma -- 300,000 shares authorized,
      no shares issued and outstanding; pro forma as
      adjusted -- 300,000 shares authorized, no shares
      issued and outstanding................................        --            --             --
  Additional paid-in capital................................    41,087        82,803        127,986
  Stock warrants............................................     1,416           938            938
  Accumulated deficit.......................................   (23,894)      (23,894)       (23,894)
                                                              --------      --------       --------
          Total stockholders' equity........................    18,612        59,851        105,034
                                                              --------      --------       --------
          Total capitalization..............................  $ 19,311      $ 60,550       $105,733
                                                              ========      ========       ========


---------------
(1) The share numbers in this table are based on shares outstanding as of March 31, 1999. These numbers include 508,848 shares issuable upon the exercise of warrants outstanding as of March 31, 1999 at a weighted average per share price of $1.06, which will expire if not exercised prior to the closing of this offering, and exclude:

     - 2,391,750 shares issuable upon the exercise of warrants outstanding as of March 31, 1999 at a weighted average per share price of $5.33;

     - 7,145,025 shares issuable upon the exercise of options outstanding as of March 31, 1999 at a weighted average per share price of $4.35;


     - 6,460,401 shares reserved for issuance under Quokka's 1997 Equity Incentive Plan;


     - 450,000 shares reserved for issuance under Quokka's 1999 Non-Employee Director's Stock Option Plan; and


     - 1,000,000 shares reserved for issuance under Quokka's 1999 Employee Stock Purchase Plan.



Under the terms of the Series D financing agreements, Quokka may issue up to an additional 200,000 shares of Series D preferred stock. See "Capitalization," and "Description of Capital Stock" for information relating to our capital structure. Also see "Management -- Employee Benefit Plans" for a description of the benefit plans referred to above.

                                    DILUTION


     The pro forma net tangible book value of Quokka as of March 31, 1999 was $59.9 million, or $1.55 per share of common stock. "Pro forma net tangible book value per share" is determined by dividing the pro forma number of outstanding shares of common stock (reflecting the issuance of 4,522,223 shares of Series D preferred stock in May and June 1999 as well as assuming the conversion of all outstanding shares of preferred stock, including the Series D preferred stock, into shares of common stock and the exercise of certain warrants) into the net tangible book value of Quokka (total tangible assets less total liabilities). After giving effect to the receipt of the estimated net proceeds from the sale by Quokka of the 5,000,000 shares of common stock offered hereby (after deducting the underwriting discount and estimated offering expenses), the pro forma net tangible book value of Quokka as of March 31, 1999 would have been approximately $105.0 million, or $2.41 per share. This represents an immediate increase in pro forma net tangible book value of $0.86 per share to existing stockholders and an immediate dilution of $7.59 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:



Assumed initial public offering price per share.............           $10.00
  Pro forma net tangible book value per share as of March
     31, 1999...............................................    1.55
  Increase per share attributable to new investors..........    0.86
                                                              ------
Pro forma net tangible book value per share after the
  offering..................................................             2.41
                                                                       ------
Dilution per share to new investors.........................           $ 7.59
                                                                       ======


     The following table summarizes as of March 31, 1999, on the pro forma basis described above, the number of shares of common stock purchased from Quokka, the total consideration paid to Quokka and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering (before deducting the underwriting discount and estimated offering expenses):


                                SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                              ---------------------    -----------------------      PRICE
                                NUMBER      PERCENT       AMOUNT       PERCENT    PER SHARE
                              ----------    -------    ------------    -------    ---------
Existing stockholders.......  38,656,429       89%     $ 82,807,494       62%      $  2.14
New stockholders............   5,000,000       11%       50,000,000       38%        10.00
                              ----------      ---      ------------      ---
          Total.............  43,656,429      100%     $132,807,494      100%
                              ==========      ===      ============      ===



     The foregoing discussion and tables assume no exercise of any stock options outstanding as of March 31, 1999. As of March 31, 1999, there were options outstanding to purchase a total of 7,145,025 shares with a weighted average exercise price of $4.35 per share. Additionally, the foregoing discussion and tables assume no exercise of warrants outstanding as of March 31, 1999 to purchase a total of 2,391,750 shares at a weighted average exercise price of $5.33 per share. However, the discussion and tables assume the exercise of certain warrants outstanding as of March 31, 1999 to purchase a total of 508,848 shares at a weighted average exercise price of $1.06 per share, which will expire if not exercised prior to the closing of this offering. To the extent that any of these warrants or options are exercised, other than the warrants which we have assumed will be exercised, there will be further dilution to new public investors. See "Capitalization" for information relating to our capital structure and "Management -- Employee Benefit Plans" for a description of the benefit plans under which the options referred to above were granted.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statement of operations data is qualified by reference to:



     - the audited consolidated statement of operations for each of the three one-year periods ended December 31, 1996, 1997 and 1998;



     - the unaudited consolidated statement of operations for each of the two one-year periods ended December 31, 1994 and 1995; and



     - the unaudited consolidated statement of operations for each of the two three-month periods ended March 31, 1998 and 1999.



The consolidated balance sheet data is qualified by reference to:



     - the audited consolidated balance sheet data as of December 31, 1996, 1997 and 1998; and



     - the unaudited consolidated balance sheet data as of December 31, 1994 and 1995, and as of March 31, 1999, not included in this prospectus.


     Note 1 of Notes to Consolidated Financial Statements contains a description of the method used to compute the pro forma basic and diluted net income per share.


                                                                                                    THREE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,                              MARCH 31,
                                --------------------------------------------------------------   -------------------------
                                   1994          1995         1996        1997         1998         1998          1999
                                -----------   -----------   ---------   ---------   ----------   -----------   -----------
                                (UNAUDITED)   (UNAUDITED)                                        (UNAUDITED)   (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues......................   $     399     $      82    $      39   $   4,000   $    8,635   $    4,867    $      897
Production costs..............          25            21          611       5,130        7,779        3,431         2,718
Research and engineering......          41            18          423       1,030        4,480          585         2,132
Sales and marketing...........          --             5           53         816        2,519          358         1,390
General and administration....         245            56          508       1,827        3,185          871         1,792
Depreciation and
  amortization................          --            --           --          68          530           44           430
                                 ---------     ---------    ---------   ---------   ----------   ----------    ----------
      Total costs and
         expenses.............         311           100        1,595       8,871       18,493        5,289         8,462
         Income/(loss) from
           operations.........          88           (18)      (1,556)     (4,871)      (9,858)        (422)       (7,565)
Equity and losses of
  associated venture..........          --            --           --          --           --           --           452
Interest (income)/expense,
  net.........................          (2)          (12)           4          71         (320)         (32)         (169)
                                 ---------     ---------    ---------   ---------   ----------   ----------    ----------
      Net income/(loss).......   $      90     $      (6)   $  (1,560)  $  (4,942)  $   (9,538)  $     (390)   $   (7,848)
                                 =========     =========    =========   =========   ==========   ==========    ==========
Historical basic and diluted
  net income/(loss) per
  share(1)....................   $    0.02     $    0.00    $   (0.41)  $   (0.73)  $    (0.99)  $    (0.04)   $    (0.80)
Shares used in computing
  historical basic and diluted
  net income/(loss) per
  share.......................   3,800,000     3,800,000    3,800,000   6,791,534    9,654,835    9,651,566     9,756,059
Pro forma net loss per
  share -- basic and
  diluted.....................                                                      $    (0.41)                $    (0.24)
Shares used in computing pro
  forma net loss per share --
  basic and diluted...........                                                      23,232,756                 33,152,473


                                                       DECEMBER 31,
                                ----------------------------------------------------------          MARCH 31,
                                  1994        1995        1996        1997         1998               1999
                                ---------   ---------   ---------   ---------   ----------          ---------
                                                                                                   (UNAUDITED)
                                                      (IN THOUSANDS)                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash and cash equivalents.....  $      72   $       0   $      65   $   4,027   $   23,994          $ 15,263
Working capital...............          1          (8)     (1,566)      1,444       23,218           13,953
Total assets..................        117           0         113       4,651       28,212           22,853
Debt and leases, long-term
  portion.....................          0           0           0          83          501             699
Accumulated deficit...........          0          (8)     (1,566)     (6,508)     (16,046)         (23,894)
Total stockholders' equity....          1          (8)     (1,566)      1,663       25,453           18,612

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains certain forward-looking statements that involve risks and uncertainties. When used in this prospectus, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results could differ materially from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this prospectus.

OVERVIEW

     Quokka Sports has pioneered a distinctive new style of global sports entertainment programming that uses the digital information sharing and communications power of the Internet. Our programming can be accessed over the Internet at www.quokka.com. Our programming is designed to provide a compelling sports entertainment experience by allowing viewers to choose from a variety of perspectives, information and action sequences. We believe new interactive technologies provide exciting opportunities for making information-intensive programming also entertaining. With distinctive content designed to build on this opportunity, we believe we are positioned to become a leading provider of digital sports entertainment addressing the entertainment passions of a global community of sports enthusiasts.

     In August 1996, we adopted our current business model. The primary focus of our operating activities since August 1996 has been to develop our digital sports entertainment network. Our network development activities have included studio services to strategic partners, including the International Olympic Committee, Sydney Organizing Committee for the Olympic Games, News America Digital Publishing and others. Studio services represent consulting and Web design services.

     We generate revenues from digital entertainment sponsorships, studio services, advertising and electronic commerce. During 1998, 81% of our revenues came from digital entertainment sponsorships, 18% of our revenue came from studio services, 1% of our revenues came from advertising and less than 1% of our revenues came from electronic commerce. We derive the majority of our revenues from the sale of sponsorship packages to corporations. In the past, we have accepted property and services as payment for sponsorships, including Internet access, computer equipment, digital cameras, hosting services, and telecommunications equipment and services. Property and services received as payment are valued at fair market value based on the amounts normally charged to third parties for similar property and services. We intend to reduce the amount of property and services accepted for payment in future periods, although we may not be successful in this regard.

     Prior to 1999, our sponsorships were primarily short-term and associated with two individual events, the Whitbread and Around Alone races. Our sponsors typically pay fees or provide in-kind services, which we recognize as revenue ratably over the duration of the event based upon the actual number of impressions generated to date as compared to an estimated total number of impressions for the entire event. Sponsors may require that we guarantee a minimum number of impressions over the term of the event. In these instances, we will defer a portion of the sponsorship revenues until the minimum number of impressions has been achieved. We will also defer a portion of the revenues until other contractual obligations have been satisfied and collection of the related receivable is probable.

     In 1999, we began to configure our sponsorships as multi-year, multi-event and multi-benefit sponsorships. These new sponsorships, which we call digital entertainment sponsorships, may include a variety of benefits such as category exclusivity, embedded product placement in our programming, traditional sports sponsorship benefits and sales and marketing assistance. We plan to sell digital entertainment sponsorships to technology and communications companies as well as consumer retail goods and services companies. These multi-year sponsorship agreements are expected to provide for periodic sponsorship fees that we intend to recognize ratably as revenues over the corresponding period during the term of the contract, provided that no significant obligations remain and collection of the resulting receivable is probable. Because digital entertainment sponsorships relate to our network of events rather than a single event, we do not track the profitability of each event. However, we do track production costs by event as well as the visitors to our coverage of each event.


     As a direct result of having only one live program at a time, revenues from sponsorships, advertising and electronic commerce have varied on both a quarterly and annual basis during our short operating history. Revenues may fluctuate from period to period in the future depending upon our ability to attract digital entertainment sponsorships, the number of live events that are being produced and distributed simultaneously during any one period, our ability to maintain a continuous programming calendar, our ability to attract a worldwide audience for our sporting events, our ability to acquire long-term digital and other intellectual property rights to global sporting events and our ability to develop and produce sports programming which will attract a global audience.

     We also generate revenues by providing studio services that could lead to digital sports entertainment programming opportunities. These revenues are recognized in the period the service is provided. We intend to continue to offer studio services; however, we expect studio services to decline substantially as a percentage of overall revenues in future periods.

     We have incurred significant net losses and negative cash flows from operations, and as of March 31, 1999, we had an accumulated deficit of $23.9 million. This accumulated deficit resulted from the production costs of our network programming, the costs of developing new and enhancing existing tools and techniques that enhance our Quokka Sports Platform technology, the costs of expanding our sales and business development efforts and other costs related to ongoing research and design. Due to the planned expansion of our digital sports entertainment programming, we expect to incur significant operating losses for the foreseeable future. Although we have experienced revenue growth in recent periods, this growth may not be sustainable and, therefore, these recent periods should not be considered indicative of future performance. We may never achieve significant revenues or profitability; or if we achieve significant revenues, they may not be sustained.


     Quokka and its subsidiaries and joint venture will account for acquired media rights pursuant to Statement of Financial Accounting Standards No. 63. Under FAS No. 63, a licensee shall report an asset and a liability for the rights acquired and obligations incurred under a license agreement when the license period begins and other conditions, including availability and acceptance, have been met. The assets will be amortized over their estimated useful life.


RESULTS OF OPERATIONS

  Years Ended December 31, 1996, 1997 and 1998


        Revenues. Revenues increased from $39,000 in 1996 to $4.0 million in 1997 to $8.6 million in 1998. In 1997, we generated revenues from the sale of sponsorships for the first time. Revenues increased from 1996 to 1997 primarily as a result of 1997 sponsorship sales totaling $2.7 million. The increase in revenues from 1997 to 1998 is primarily attributable to a $4.3 million increase in sponsorship revenues. Included in total sponsorship revenues for 1996, 1997 and 1998 were revenues relating to products and services accepted as payment of $0, $1.7 million and $4.4 million. Products and services accepted as payment have included Internet access, computer hardware and software, digital cameras, hosting services, telecommunications equipment and other products and services required to operate our events. These products and services are recorded as revenues and are also reflected as production costs in the consolidated statements of operations for all periods presented. The balance of the increase in revenues was primarily attributable to increases in revenues from studio services from $39,000 in 1996 to $1.2 million in 1997 to $1.6 million in 1998.


        Production Costs. Total production costs increased from $611,000 in 1996 to $5.1 million in 1997 to $7.8 million in 1998. Production costs include costs of personnel and consultants, computer hardware and software, travel, satellite transmission costs, field gear, cameras, satellite phones, marketing and an allocation of general and administrative expenses. The $4.5 million increase in production costs from 1996 to 1997 is due to the launch of our first digital sports entertainment program, the Whitbread race, during 1997. The $2.7 million increase from 1997 to 1998 is attributable to an increase in the number of months of live programming.

        Research and Engineering. Research and engineering expenses increased from $423,000 in 1996 to $1.0 million in 1997 to $4.5 million in 1998. Research and engineering expenses include personnel cost, costs associated with network operations and expenses incurred to improve and develop our Quokka Sports Platform and broadband applications. The increase in research and engineering expenses from year to year is attributable to an increase in the number of development projects. Research and engineering costs are expensed as incurred.

     During 1998, we entered into a software license and development agreement. In connection with this agreement, we issued warrants to purchase 635,650 shares of our preferred stock and recognized a non-cash charge of $853,000 during 1998.

        Sales and Marketing. Sales and marketing expenses increased from $53,000 in 1996 to $816,000 in 1997 to $2.5 million in 1998. Sales and marketing expenses include personnel costs, consultants and advertising. These expenses increased primarily due to increases in the number of sales and marketing personnel and consultants. During 1998, we spent $554,000 for advertising and we expect to significantly increase our advertising expenses in future periods as we build the Quokka brand and awareness of our programming.

        Depreciation and Amortization. Depreciation and amortization expenses increased from $0 in 1996 to $68,000 in 1997 to $530,000 in 1998. Depreciation and amortization expenses consist of depreciation of computers, telecommunications equipment, software, and furniture and fixtures associated with our operational infrastructure. Amortization expense relates to leasehold improvements of our facilities in San Francisco. The increase in depreciation and amortization expenses was primarily due to increased facilities, equipment and related costs associated with an increase in personnel in all areas.

        General and Administrative. General and administrative expenses increased from $508,000 in 1996 to $1.8 million in 1997 to $3.2 million in 1998. General and administrative expenses include management, business and legal affairs, finance and accounting, facilities, management information systems and human resources. The increase in general and administrative expenses is due to increased personnel in all areas to support and grow our business including increased facilities and related costs.

        Interest Income and Expense, Net. Net interest expense was $4,000 in 1996 and $71,000 in 1997. Net interest income was $320,000 in 1998. Interest expense incurred during these periods relate to our financing obligations for various equipment purchases. Interest income recorded during these periods includes interest income earned on cash and cash equivalents. The increase from 1997 to 1998 was primarily due to a higher investment balance throughout 1998 due to the issuance of preferred stock. Interest income in 1998 was partially offset by increased interest expense due to borrowings under a line of credit.

        Net Losses. Based upon the foregoing information, we had net losses of $1.6 million for the year ended December 31, 1996, $4.9 million for the year ended December 31, 1997 and $9.5 million for the year ended December 31, 1998.

  Three Months Ended March 31, 1998 and 1999

        Revenues. Revenues declined from $4.9 million for the three months ended March 31, 1998 to $897,000 for the three months ended March 31, 1999. Revenues for the first quarter of 1998 were primarily derived from sponsorship revenues associated with our coverage of the Whitbread Round The World Race, our sole event during the period. Revenues for the first quarter of 1999 were primarily derived from sponsorship revenues associated with our coverage of the Around Alone race, our sole event during the period. The Whitbread is a better known event than Around Alone and, accordingly, attracted larger sponsorship revenues.

        Production Costs. Production costs decreased from $3.4 million for the three months ended March 31, 1998 to $2.7 million for the three months ended March 31, 1999. The $713,000 decrease reflects significantly lower costs associated with our coverage of the Around Alone race as compared to the Whitbread race. Production costs for each event we cover vary based on the specific attributes of each event, operating efficiencies gained from our previous experience with similar events and the depth and breadth of our event coverage. A combination of these factors resulted in production costs for the Around Alone race that were less than those for the Whitbread race. Decreased Around Alone production costs were partially offset by increased expenses related to the production activities for upcoming events. Our production costs associated with coverage of the Around Alone race, our sole event during the period, exceeded the revenues generated by this coverage. Accordingly, our coverage of the Around Alone race was not profitable.


        Research and Engineering. Research and engineering expenses increased from $586,000 for the three months ended March 31, 1998 to $2.1 million for the three months ended March 31, 1999. This increase represents the cost of additional personnel and related expenses associated with our continuing development of our Quokka Sports Platform, broadband applications and network operations.

        Sales and Marketing. Sales and marketing expenses increased from $358,000 for the three months ended March 31, 1998 to $1.4 million for the three months ended March 31, 1999. The $1.0 million increase is attributable to increases in the number of sales and marketing personnel and expenses related to creating a brand, developing audience awareness of our programming and launching www.quokka.com.

        General and Administrative. General and administrative expenses increased from $870,000 for the three months ended March 31, 1998 to $1.8 million for the three months ended March 31, 1999. This increase was attributable to increased personnel and related facilities and other third-party expenses associated with building our operational infrastructure. During the first quarter of 1999, we leased additional office space in San Francisco and new office space in London.

        Depreciation and Amortization. Depreciation and amortization expenses increased from $44,000 for the three months ended March 31, 1998 to $430,000 for the three months ended March 31, 1999. The $386,000 increase was primarily due to increased facilities, equipment and related costs associated with an increase in personnel in all areas.

        Interest Income and Expense, Net. Net interest income was $32,000 for the three months ended March 31, 1998 and $169,000 for the three months ended March 31, 1999. The $137,000 net increase reflects a higher investment balance during the three months ended March 31, 1999 due to the issuance of preferred stock during prior periods.

        Equity and Losses of Associated Venture. We incurred net losses of $452,000 in our joint venture with Forsythe Racing, Inc. for the period from the inception of CART Digital Media Enterprises, LLC in January 1999 through March 31, 1999. We have accounted for our 50% interest in this joint venture under the equity method of accounting. Expenses incurred during the period related primarily to pre-production expenses for CART programming.

        Net Losses. Based upon the foregoing information, we had net losses of $390,000 for the three months ended March 31, 1998 and $7.8 million for the three months ended March 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES


     Since August 1996, we have financed our operations primarily through private sales of our equity securities. Total net proceeds from sales of our equity securities since August 1996 were $41.1 million through March 31, 1999. In May and June 1999, we completed an additional private sale of our equity securities. The gross proceeds from this transaction were $40.7 million.


     In addition to funding ongoing operations and capital expenditures, our principal commitments consist of various obligations under operating and capital leases. On July 24, 1997, we entered into a capital lease for the use of certain computer and telecommunications equipment with a purchase price of approximately $120,000. This capital lease requires monthly payments of $4,200 through November 2000. On October 7,

1998, we entered into a financing arrangement with a bank to borrow $750,000 for the purchase of equipment. Our obligations under this financing arrangement are secured by the underlying equipment. Terms of this agreement require monthly repayment over 36 months commencing November 25, 1998 in the amount of approximately $21,000 per month plus interest at a rate equal to 0.75% over the prime rate quoted by the bank. At March 31, 1999, the prime rate quoted by the bank was 7.75% and accordingly the interest rate was 8.50%. Total rent expense for outstanding leases is approximately $90,000 per month.


     In February 1999, we established NBC/Quokka Ventures, LLC, a joint venture with NBC Olympics, Inc. The terms of the operating agreement for the venture require us to make quarterly capital contributions in amounts necessary to fund the venture's operations on an ongoing basis in accordance with the annual operating plan. Accordingly, the capital contribution amounts and the timing of these contributions will be based on the actual activities of the venture and are unknown at this time. We plan to fund the venture with our cash and cash equivalent balances and the net proceeds from this offering. This venture has been consolidated in our financial statements.


     In February 1999, we entered into a subordinated debt agreement. The terms of this agreement call for maximum borrowings of $10 million. Repayment is due in 36 monthly installments commencing in February 2000 and is subject to acceleration under certain conditions including the completion of an initial public offering. No amounts were outstanding on this facility as of March 31, 1999. In connection with this agreement, we issued warrants for the purchase of 215,384 shares of preferred stock. The imputed value of these warrants is $552,000 and has been treated as a loan commitment fee. This fee is being amortized over the term of the six-month draw down period as no further services are required to earn the warrants and they are fully vested, and $140,000 of this amount was amortized in the three months ended March 31, 1999.


     In March 1999, we established CART Digital Media Enterprises, LLC, a joint venture with Forsythe Racing, Inc. The terms of the venture agreement require the two parties to make equal capital contributions on a quarterly basis. We currently expect to make capital contributions in order to meet our 50% share of the venture's needs for operating capital. Accordingly, the capital contribution amounts and the timing of these contributions will be based on the actual activities of the venture and are unknown at this time. We plan to fund the venture with our cash and cash equivalent balances and the net proceeds from this offering. This joint venture has been accounted for under the equity method in our financial statements.



     We have acquired rights to various other events. Under these agreements, we are required to make cash payments through 2003 totaling $6.7 million. We plan to fund these payments with our cash and cash equivalent balances and the net proceeds of this offering.



     At March 31, 1999, we had $15.3 million in cash and cash equivalents. Net cash used in operating activities was $3.8 million and $10.9 million for 1997 and 1998. Net cash used in operating activities was $1.3 million and $6.4 million for the three months ended March 31, 1998 and 1999. Net cash used in operating activities resulted from our net operating losses, adjusted for certain non-cash items including compensation expense related to the issuance of warrants to attract key vendors and business partners. Non-cash charges relating to the issuance of these warrants were $62,000 and $450,000 for 1997 and 1998 and $382,000 and $569,000 for the three months ended March 31, 1998 and 1999. Non-cash charges relating to depreciation expense were $68,000 and $530,000 for 1997 and 1998 and $44,000 and $430,000 for the three months ended March 31, 1998 and 1999.


     Net cash used in investing activities was $295,000 and $2.7 million for 1997 and 1998. Net cash used in investing activities was $246,000 and $2.6 million for the three months ended March 31, 1998 and 1999. Net cash used in investing activities resulted primarily from capital expenditures relating to purchases of computer equipment.

     Net cash provided by financing activities was $8.1 million and $33.5 million for 1997 and 1998. Net cash used in financing activities for the three months ended March 31, 1998 was $11,000 and net cash provided by financing activities for the three months ended March 31, 1999 was $279,000. Net cash provided by financing activities for these periods included the issuance of preferred stock, common stock and warrants.

     No provision for federal or state income taxes has been recorded as we incurred net operating losses for the three months ended March 31, 1998 and 1999 and for 1996, 1997 and 1998. However, we have paid state franchise taxes during 1997 and 1998 as well as foreign corporation taxes during 1998. At December 31, 1998, we had approximately $12.0 million of federal net operating loss carryforwards available to offset future taxable income; these carryforwards expire in years 2011 through 2017. In addition, we have carryforwards of approximately $10.0 million as of December 31, 1998 for California franchise tax purposes, commencing in 2001. As a result of various equity transactions during 1996 and 1997, we believe our company has undergone an "ownership change" as defined by Section 382 of the Internal Revenue Code. Accordingly, the use of a portion of the net operating loss carryforward may be limited. Due to this limitation, and the uncertainty regarding the ultimate use of the net operating loss carryforward, we have not recorded any tax benefit for losses and have recorded a valuation allowance for the entire amount of the net deferred tax asset. In addition, certain events, including any sales by us of shares of our stock, including sales pursuant to this offering, and/or transfers of a substantial number of shares of common stock by the current stockholders, may partially restrict our ability to use our net operating loss carryforwards.

     We believe that the net proceeds from this offering, combined with current cash and cash equivalent balances will be sufficient to fund our operating requirements for working capital and capital expenditures for at least the next twelve months. Thereafter, we will need to raise additional funds. To the extent that we encounter unanticipated opportunities, we may seek to raise additional funds sooner, in which case we may sell additional equity or debt securities or borrow funds from banks. No assurances can be given that our efforts to raise these funds will be successful. In the event we are unable to raise these funds, our operations would suffer. Sales of additional equity or convertible debt securities would result in additional dilution of our stockholders. For a discussion of the risks associated with raising additional capital, see "Risk Factors -- We will need to raise additional capital, which may not be available on favorable terms and could result in additional dilution."

YEAR 2000 IMPLICATIONS

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced to comply with year 2000 requirements.


     We are in the process of assessing the year 2000 issue and expect to complete our assessment by July 1999. We are conducting a three-phase process of identifying both information technology and non-information technology systems that are not year 2000 compliant, determining their significance to operations, and developing plans to resolve issues where necessary. We have not incurred material costs to date in this process and we do not believe that the cost of additional actions will have a material effect on our operations. We currently expect that we will complete this process in August 1999.


     Although we currently believe that our systems and products are year 2000 compliant in all material respects, these systems and products may contain undetected errors or defects with year 2000 date functions that may result in material costs. Further, although we are not aware of any material operational issues or costs associated with preparing our internal systems for the year 2000, we may experience serious unanticipated negative consequences, such as significant downtime for one or more programming events, or material costs caused by undetected errors or defects in the technology used in our internal systems.

     We use third-party equipment, software and content, including non-information technology systems such as security systems, building equipment and non-IT systems embedded microcontrollers that may not be year 2000 compliant. We have communicated with all of our hardware and software developers, suppliers and other third parties to determine whether these third parties are adequately addressing the year 2000 issue and whether any of their non-IT systems have material year 2000 compliance problems. Based on the written representations of these third parties, we believe that the third-party hardware and software that we use is compliant or is expected to be compliant prior to the year 2000. Failure of third-party equipment, software or content to operate properly with regard to the year 2000 and thereafter could cause us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, results of operations and financial condition. We are in the process of developing a contingency plan to address situations that may result if we, or third parties that we rely upon, are unable to achieve year 2000 readiness. We currently expect to complete this contingency plan by the end of the third quarter in 1999.


     We do not currently have any information about the year 2000 status of our sponsors. Failure of our sponsors' equipment or software due to year 2000 problems may result in reduced funds available for sponsorship activities. Further, the purchasing patterns of sports viewers may be affected by year 2000 issues as companies expend significant resources to correct their current systems for year 2000 compliance. Finally, we are subject to external forces that might generally affect industry and commerce, such as utility or transportation company year 2000 compliance failures and related service interruptions. The occurrence of any year 2000 compliance failures that affect our sponsors, our audience or industry and commerce generally could have a material adverse effect on our business, results of operations and financial condition.

                                    BUSINESS

     The following description of our business should be read in conjunction with the information included elsewhere in this prospectus. The description contains certain forward-looking statements that involve risks and uncertainties. When used in this prospectus, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results could differ materially from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this prospectus.

OVERVIEW

     Quokka Sports has pioneered a distinctive new style of global sports entertainment programming that uses the digital information sharing and communications power of the Internet. Our programming is designed to provide a compelling sports entertainment experience by allowing viewers to choose from a variety of perspectives, information and action sequences. Our coverage of sporting events incorporates a wide range of materials or digital media assets, which might include: video, text, audio, images, athlete vital signs, locational and directional data, environmental data, e-mails, results and timing. Our programming can be accessed over the Internet at www.quokka.com and may be delivered to viewers over other interactive systems that transmit digitized data, such as cable and satellite systems, in the future. We believe new interactive technologies provide exciting opportunities for making information-intensive programming also entertaining. With distinctive content designed to build on this opportunity, we believe we are positioned to become a leading provider of digital sports entertainment addressing the entertainment passions of a global community of sports enthusiasts.

     We are creating an interactive digital sports network that offers a variety of sports entertainment programming. In developing our programming calendar, we currently target sports events that are generally long in duration and rich in the types of materials or digital media assets we seek to incorporate in our program. We also currently target sports events that have a global audience and involve continuous action with multiple simultaneous activities and have a global audience that is attractive to sponsors and advertisers. We have selected the Olympics, motor racing, sailing and adventure sports as the first four channels of our network.

     In February 1999, we established a joint venture with NBC Olympics, Inc. to develop interactive digital coverage of the Olympics through August 2004. In March 1999, through a joint venture with Forsythe Racing, Inc., we acquired digital rights to cover the Championship Auto Racing Teams events through 2003. Additionally, in March 1999, we acquired digital rights to cover FIM 500cc Road Racing World Championship motorcycle races through 2003. In May 1999, we acquired digital rights to cover the America's Cup Match yacht race in 2000. We covered the 7th Whitbread Round The World Race from September 1997 to May 1998 and began coverage of the nine-month Around Alone sailing race in September 1998. We covered the 14th Marathon des Sables desert footrace and are also covering a variety of Quokka-created adventure sports events as part of our adventure sports channel. We plan to add programming to each of our four existing channels and may create additional channels in the future.

INDUSTRY BACKGROUND

  The Evolution of the Internet as a Powerful New Medium

     The Internet has quickly become a global medium for worldwide communication, instant access to information and electronic commerce. International Data Corporation estimates that the number of Web users worldwide will increase from approximately 142 million at the end of 1998 to more than 502 million by the end of 2003 and that more than 56% of Web users in 1998 accessed the Internet from outside the United States. We believe such rapid growth is attributable mainly to the increasing number of personal computers in homes and offices, the decreasing cost of personal computers, technological innovations providing easier, faster and cheaper access to the Internet and the proliferation of content and services available on the Internet.

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

     The technological advances associated with the Internet and other emerging interactive systems that transmit digitized data, such as cable and satellite systems, provide advertisers with a level of targetability, interactivity and measurability not available in traditional media. Accordingly, Forrester Research estimates that the amount of Web advertising worldwide will grow from $1.5 billion in 1998 to over $15.3 billion by the year 2003. Additionally, as online merchants take advantage of these technological improvements to deliver a guided selling experience, integrating intelligent product recommendations, real-time customer services and simplified buying procedures, more consumers are expected to engage in electronic commerce. International Data Corporation estimates that the number of consumers making purchases on the Internet will grow from 30.8 million in 1998 to 182.6 million in 2003 and that the total value of consumer goods and services purchased over the Internet will increase from $14.9 billion to $177.7 billion over the same five-year period. The combination of the growth in online advertising and electronic commerce enhances the Internet's value as a commerce medium. There can be no assurance that the current growth of the Internet and Internet-related business will result in a corresponding growth in our business.

     As new interactive systems, including cable and satellite, continue to become more widely adopted, we believe the Internet will continue to transform from an information-based medium to one that enables dynamic entertainment-based content. These new systems are capable of transmitting digitized material at faster rates and consequently can transmit large amounts of this material, such as video clips, within a relatively short time frame. These systems are often referred to as "broadband" systems. Technology companies are developing these broadband systems to accommodate the larger amounts of digitized data that must be transmitted quickly to provide faster access, portability of media over multiple delivery devices and new interactive opportunities. According to Forrester Research, broadband access provides consumers with high-speed, always-on connections and multiple services like telephone and Internet on a single line at a price to performance ratio that is 5 to 25 times better than conventional Internet dial-up connections. As a result, Forrester Research estimates that approximately 15.8 million households in the United States will have high-speed personal computer connections to the Internet by 2002.

  The Global Sports Industry

     Participatory and spectator sports are among the leading passions in developed nations around the globe as evidenced by the popularity of sports media and the amount of money consumers spend on sports events, products and related services. The ESPN Chilton Sports Poll estimates that 86.6% of the general population 12 years of age or older in the United States are sports fans. Further, according to Nielsen Media Research, sports television programming in the United States consistently draws large audiences, with sports broadcasts comprising seven of the top ten most widely viewed telecasts during the 1997-98 television season.

     The business opportunities associated with sports are large and diverse. Today, sporting events generate revenues from the sale of broadcast rights, sponsorships, advertising, merchandising, publishing and venue access, and these revenue opportunities continue to evolve. The Georgia Institute of Technology estimated that revenue streams derived from spectator sports, sporting goods and sporting publications in the United States in 1995 exceeded $130 billion. Sponsorships frequently integrate the sponsoring company's products, logos and trademarks with the sporting event. Based on research conducted by Sponsorship Research International, an independent research organization that measures global sponsorship opportunities, we estimate that in 1998 $13.2 billion was invested globally in sports through the sponsorship of events, federations, teams, individuals and stadiums.

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

     Sponsorship Research International has identified the following events as some of the leading global sports sponsorship opportunities:

                                                              NUMBER OF    CUMULATIVE GLOBAL
SPORTING EVENT                                    DURATION    COUNTRIES   TELEVISION AUDIENCE
--------------                                   ----------   ---------   -------------------
World Cup Soccer (1994)........................  52 games        188         32.1 billion
Olympics: Summer (1996)........................  16 days         214         20.0 billion
Olympics: Winter (1994)........................  16 days         100         10.7 billion
European Championship Soccer (1996)............  31 games        192          6.7 billion
Formula 1 Grand Prix Season (1997).............  17 races        133          5.4 billion
World Championship Athletics (1997)............  9 days          154          3.8 billion
World Cup Rugby (1995).........................  32 matches      100          2.7 billion
Whitbread Round The World Race (1993-94).......  9 months        177          2.6 billion
Wimbledon Tennis Tournament (1996).............  15 days         167          1.6 billion
CART World Series (1997).......................  17 races        182          1.2 billion
Super Bowl (1996)..............................  1 game          187          0.1 billion

     In the table above, information for each event is as of the year indicated and is the most recently available data from Sponsorship Research International. Additionally, in applying the method used to determine the cumulative global television audience a person who watches multiple games or multiple days of coverage of an event would be counted multiple times. For example, a person who watches 15 World Cup Soccer matches would be counted 15 times.

     Advertising and merchandise sales also generate substantial revenues in the sports industry. Paul Kagan Associates, Inc. estimates that advertisers in the United States will increase their sports-related television advertising from $4.8 billion in 1998 to $6.6 billion in 2003. The Sporting Goods Manufacturers Association estimates that expenditures by sports fans in the United States on sports-related goods and services reached $45.6 billion in 1998.


     The growth of the Internet presents a unique means of reaching geographically dispersed sports audiences. Because of the low incremental cost of distributing information and entertainment over the Internet, producing global sporting events for a geographically dispersed fan base is now economically feasible. Additionally, as the Internet has evolved, sports fans have increasingly turned to the Internet for sports information, making sports-related Web sites some of the most popular online destinations. Based on a poll of computer owners in the United States, the ESPN Chilton Sports Poll estimates that 36 million people in the United States accessed sports information on the Internet in 1998, an increase of 40% over 1997. In addition, using Media Metrix data, we estimate that sports fans spend approximately 20% more time per usage session on sports-related Web sites than the average user does at the average Web site and revisit these sports-related Web sites approximately 33% more often. At this time, our sites are not tracked by Media Metrix. Accordingly, we do not know where our sites would rank among sports-related Web sites. Cyberdialogue/findsvp also found that on average, sports fans spend more time per week online, have higher household incomes and make more online purchases than the average online adult.


  Limitations of Current Sports Coverage

     Because of the tremendous popularity of sports worldwide, numerous traditional and online information sources such as newspapers, magazines, broadcasters and specialized sports-related Web sites have attempted to address sports fans' demand for up-to-date information and entertaining coverage of their favorite events. Although print media, such as newspapers and magazines, are adequate for communicating basic information such as scores and statistics or reporting on the outcome of an event, their content cannot be enhanced with video animation or audio stimulation. Further, although these media have the ability to produce in-depth analysis of athletes and events, the content cannot be changed until a new edition is published and the timeliness of this content is often limited because of inherent delays in production and distribution.

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     Although radio and television broadcasters are able to provide real-time coverage in an entertaining fashion, all viewers and listeners of a given program receive a single presentation of the content. Broadcast coverage is generally regional in nature, leaving significant global audiences untapped as broadcasters seek to meet the demands of the largest audiences in their specific coverage regions. Additionally, broadcast media are constrained by the limited ability of the audience to interact with the programming on a real-time basis and the relatively small number of available frequencies or channels. Further, because traditional broadcast media are unlikely to devote all 24 hours of programming available on a channel to coverage of a single event and because traditional broadcast media do not have the technological capabilities to allow viewers to choose from a variety of perspectives, information and action sequences, we believe they are not well suited to cover sporting events with long durations, large or discontinuous venues, multiple simultaneous activities and continuous action for a global audience. For example, traditional broadcasters were limited in their ability to provide continuous coverage of the action during the Whitbread Round The World Race, which was primarily conducted across the most remote sections of the world's oceans for approximately nine months.

     While Web sites that include sports information as part of their offerings have proliferated, we believe these sites are typically more informational than engaging. In general, these sites deploy traditional styles of sports coverage by providing access to the same type of content available through traditional media channels, except on a real-time and interactive basis. We believe that because these sites use traditional styles of presenting content they fail to take full advantage of the opportunities presented by new interactive technologies to produce engaging sports entertainment programming.

THE QUOKKA SOLUTION

     We have pioneered a unique new style of global sports entertainment programming that uses the digital information sharing and communications power of the Internet. By leveraging our rights to digital media assets such as locational and directional data, environmental data, e-mails, video, text, audio, images, results and timing, we believe we are able to capitalize on the advantages of interactive systems to provide our global audience with a compelling sports entertainment experience. Through our distinctive approach to covering sports we intend to capitalize on the market opportunities created by the emergence of the Internet as a communications and commerce medium, the worldwide popularity of sports and the appealing demographics of sports fans. Further, because we use the Internet to distribute our programming to geographically dispersed audiences, we are able to reach significant global markets on a cost-effective basis. The primary advantages of our solution are as follows:

  Brings the Sports Fan Closer to the Event Through Distinctive Programming


     Our programming is designed to emulate the experience of being at the sports venue by removing barriers between the athlete and the audience and enabling fans to experience the sport from the athlete's perspective. We call our distinctive approach to covering sports Quokka Sports Immersion. As performance data about the athletes and their equipment are captured during competitions, we create graphic visualizations, simulations and extensive performance analyses. These visualizations, simulations and analyses, together with e-mail from the athletes themselves, audio, video and other material, tell the story behind a given athletic endeavor to fans who want to look deeper into the action. For example, when covering the Whitbread and Around Alone races, we presented the data that drove each skipper's tactical decisions, including each boat's position as well as forecasts of wind speed, currents and water temperature. Additionally, our programming includes virtual competitions that parallel the actual event, allowing fans to compare their performance directly against that of the competitors. The Quokka Sports Immersion experience is controlled by each user in an interactive environment that traditional media does not provide, enabling our audience to become actively involved in the sports coverage they enjoy.


  Establishes a Network Offering Distinctive Sports Programming and Content

     We are creating an interactive digital sports network that offers a broad range of engaging sports entertainment programming. Our programming can be accessed over the Internet at www.quokka.com and
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

related event Web sites and may be available through other interactive systems, such as cable and satellite systems, in the future. Our selection of sports events is central to the experience we create for our audience. In developing our programming calendar, we are currently targeting sports events that are particularly well-suited to our distinctive style of coverage, such as the Olympics, motor racing, sailing and adventure sports. These sporting events typically have long durations, large or discontinuous venues, multiple simultaneous activities or continuous action. We believe that Quokka Sports Immersion has the potential to change the way sports such as these are experienced.

  Provides Attractive Opportunities for Sponsors and Advertisers

     We provide our sponsors with value beyond a simple media buy over the Internet. Sponsors secure exclusivity within a particular industry category and the opportunity to embed and promote their products in our digital programming. Our technology and communication sponsors also have the opportunity to showcase their technological capabilities using our Quokka Sports Immersion programming. Additionally, we believe we deliver a global audience of loyal users with demographics desired by sponsors and advertisers. For example, our first digital sports program, the 1997-98 Whitbread Round The World Race, attracted more than
1.8 million unique users from 177 countries, more than half of whom accessed the site outside the United States. According to statistics audited by Internet Profiles Corporation, these users spent an average of approximately 9.9 minutes per visit at the site. This compares favorably to an average of 5.8 minutes per visit at other leading sports-related Web sites, according to our estimates based on Media Metrix statistics. According to a Quokka-conducted survey, visitors to the Whitbread site were primarily between 25 and 34 years old and had an average annual household income of $75,000. Additionally, according to this survey, 64% of the visitors to the Whitbread site were college educated and 63% held professional, executive or technical positions. Based on these demographic characteristics, we believe the visitors to the Whitbread site represented an attractive, targeted audience for sponsors and advertisers.

STRATEGY

     Our objective is to be the leading branded interactive network for digital sports entertainment. Our strategy includes the following key elements:

  Establish Key Relationships Centered Around Global Sporting Events

     We intend to establish additional key relationships to complement our existing relationships with global sports organizations and their media partners in order to expand our programming. Through relationships with a variety of sports leaders, including NBC Olympics, Inc. and Forsythe Racing, Inc., we and our joint ventures have secured rights to provide digital coverage of major sports events such as the Olympics and CART auto racing. We intend to expand our programming schedule as we establish additional relationships. We also expect to capitalize on the exposure we receive from our coverage of our existing events to gain access to digital rights to additional sporting events in the future. As we seek to expand our programming, we will target events that attract a global audience and are well-suited to our distinctive style of programming.

  Build Brand Recognition

     We intend to build traffic and brand recognition by aggressively marketing www.quokka.com as the first interactive network that emulates the experience of being at the sports venue. We believe building brand awareness of www.quokka.com and the Quokka Sports Immersion experience will lead users to associate our style of programming with a distinctive experience that inspires lengthy repeat visits and strong audience loyalty. We plan to market www.quokka.com through an extensive traditional media campaign employing advertising through television, print publications, outdoor signage and radio. We also plan to conduct a simultaneous online advertising campaign and to gain increased exposure through our co-branded initiatives. For example, we expect to receive significant exposure on the CART Radio Network during its broadcast of CART FedEx Championship Series races.
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

  Establish Global Communities by Bringing Together Geographically Dispersed Audiences

     We intend to use the global nature of the Internet to provide our sports programming to large, geographically dispersed audiences. Through our programming, we plan to create global online communities of viewers with similar interests that come together to experience international sporting events that take place continents or oceans away. For example, we plan to establish membership-based online communities centered around each of our major channels. These communities will provide geographically dispersed sports fans with the opportunity to participate in virtual competitions, chat rooms and electronic commerce. We believe these online communities will inspire sports enthusiasts to visit our network repeatedly and will help establish www.quokka.com as the leading destination site for global sports enthusiasts.

  Generate Multiple Revenue Opportunities

     We intend to leverage our distinctive programming, dispersed global communities and interactive content library to create multiple revenue streams. In addition to generating revenue by selling digital entertainment sponsorships and advertising, we intend to offer subscription services that provide access to premium content and pay-per-view events. We are also pursuing electronic commerce opportunities to sell merchandise targeted to the audience of each sporting event we cover as well as certain derivative products generated from our content, such as books, games and screen savers. We also plan to expand our library of archived content from our sports programming that we believe may generate additional revenues through syndication.

  Enhance Our Innovative Approach to Sports Programming

     We plan to continue using leading-edge digital technology to create entertaining sports experiences for our audience. To improve and expand our programming, we intend to continue developing our technological expertise and our content library as well as our strategic relationships with leading technology companies. We believe that our innovative approach to sports programming positions us to become the leading interactive sports network and gives us a competitive advantage in the emerging digital broadcast industry. We intend to leverage the experience we gain from covering each event across all of our programming to enhance the overall experience for our audiences and encourage them to visit our network for longer periods of time.

  Capitalize on Evolving Broadband Opportunities

     We plan to capitalize on opportunities created by the evolution of broadband technologies. We intend to build our programming on a component by component basis. We expect that this programming structure will enable us to optimize the richness of our programming for the bandwidth available across a range of interactive systems, including the Internet, cable modems, satellite systems and other emerging broadband technologies. We believe this approach will enable users to enjoy our programming at all connection speeds.

OUR SPORTS ENTERTAINMENT PROGRAMMING

     Our selection of sporting events is the foundation for the experience we create for our audience. In developing our programming calendar, we currently target sporting events that are generally long in duration, have a global audience and involve continuous action and multiple simultaneous activities. Additionally, these events are generally rich in the materials or digital media assets we seek to incorporate in our programming. We believe that as we expand our programming and develop new methods of providing our distinctive sports coverage, we will be able to enhance the overall experience for our future audiences and encourage them to visit our network for longer periods of time. In developing our distinctive coverage of each event, we strive to create an experience through which our audience can connect with our content as a member of a community with shared interests. Our goal is to enable our audience to

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

understand the event with the intensity of participating athletes, get to know the athletes so the audience will empathize with them and interact with the experience we create.

  Whitbread Round The World Race: Our Inaugural Event

     Our digital coverage of the 7th Whitbread Round The World Race, a 32,000 nautical mile around-the-world sailing competition, provides an excellent example of the programming that we are able to create by using Quokka Sports Immersion. We chose this event as the first test of our programming approach because we believed it exemplified the type of global, long-duration, large-venue, continuous and multi-focus sporting event that traditional media has failed to cover adequately and because it fit well with our distinctive style of programming. By exploiting the new technological opportunities afforded by the Internet, we created interactive coverage not possible through traditional media. Team profiles and ongoing stories, such as accounts of the drama that unfolded when a contender collided with an iceberg in the Southern Ocean, made the athletes more than simply names on a screen but people to be cheered on, empathized with and cared about. The Whitbread site attracted more than 1.8 million unique users from 177 countries during the nine-month race, with over half the audience coming from outside the United States.

     When the ten Whitbread yachts left Southampton, England on September 21, 1997 to begin their nine-month race, we had each boat fully equipped to transmit digital assets. Satellite transceivers on each boat sent digital video, still images, audio clips, e-mails and locational and directional data to our production studios in San Francisco. We then combined that data with wind, weather and water current information forecasts to create our distinctive coverage for the www.whitbread.org site. The site presented the drama surrounding each boat's voyage, using the crew's own words and pictures. In addition, the site gave fans the ability to follow the race action on our proprietary Quokka Race Viewer, a fully interactive navigation quality map that gave fans a bird's eye view of each boat's location, maneuvers and tactical challenges 24 hours a day, seven days a week, allowing fans to drill down deeply into the event and understand it from the sailor's perspective.

     The locational and directional data provided by the boats as well as the wind, weather and water current forecasts also fed our proprietary Virtual Race game engine, allowing fans to sail their own virtual yachts, competing against other virtual racers and comparing their progress against the actual competitors. More than 11,000 virtual boats raced side-by-side with the real boats on our Quokka Race Viewer, bringing virtual competitors into the heart of the action. With access to the same information on wind speed, current and weather as the actual competitors, the virtual racers could make real-time strategy and tactics decisions regarding sail selection and course headings in an effort to complete the course first.

  Current and Upcoming Programming

     We have selected the Olympics, motor racing, sailing and adventure sports as the first four channels of our network, and we plan to develop additional channels in the future. The calendar below identifies our and our joint ventures' programming, including pre- and post-event coverage.

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

[GRAPH OF PROGRAMMING CALENDAR DEPICTING APPROXIMATE START AND END DATES OF THE FOLLOWING EVENTS: (1) OLYMPICS (OLYMPICS); (2) CART (MOTOR RACING); (3) FIM GRAND PRIX MOTORCYCLES (MOTOR RACING); (4) AROUND ALONE (SAILING); (5) AMERICA'S CUP; (6) FIRST ASCENT (ADVENTURE); (7) MARATHON DES SABLES (ADVENTURE) AND (8) GREAT TRANGO TOWER (ADVENTURE).]

                                      LOGO

  Olympics

     The International Olympic Committee expects more than 10,000 athletes from an estimated 200 countries to compete in the 2000 Olympic Games in Sydney, Australia. According to the International Olympic Committee, the 1996 Olympic Games in Atlanta generated a cumulative television audience in the United States of 2.3 billion. Additionally, the International Olympic Committee estimates that Olympic marketing, which is composed of broadcast rights fees, sponsorships, supplierships, license fees, ticket revenue and related merchandise sales, is projected to exceed $3.5 billion for the 1997-2000 Olympic quadrennium.

     Our joint venture with NBC Olympics, Inc. has the rights to provide interactive digital coverage in the United States of the Summer Games in Sydney in 2000, the Winter Games in Salt Lake City in 2002, the Summer Games in Athens in 2004 and certain related pre-Games and United States Olympic qualifying events. Additionally, the joint venture has secured rights to incorporate limited highlights of NBC video into its digital interactive coverage for a United States audience. See "-- Joint Ventures and Rights Agreements" for a discussion of the rights held by the joint venture.

     The joint venture is scheduled to launch its Web site in August 1999 in advance of the 2000 Olympic Games. The site will build awareness for broadcast and digital interactive coverage of the Games by covering pre-Olympic events, such as the United States Gymnastics Championship and United States Olympic Team Trials. In addition, covering the pre-Olympic events also has certain production advantages. For example, the events will enable us to tune our production infrastructure in advance of the 2000 Olympic Games. Likewise, in covering pre-Olympic events, the joint venture will collect numerous digital assets, such as athletes' backgrounds, that can also be used in the digital coverage of the Olympic Games.

     The joint venture is currently preparing for its coverage of the 2000 Olympic Games in Sydney and the United States trials leading up to these Games. These development and pre-production activities include hiring key personnel, integrating the respective expertise of NBC and Quokka, selecting the emphasis for the coverage, gathering background information on athletes, building templates for the joint venture's coverage and establishing the infrastructure necessary to create the coverage and support anticipated visits to the joint venture's Web site.

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

  Motor Racing

     Motor racing attracts a global audience with races held around the world. Based on information compiled by Sponsorship Research International across 14 countries including the United States, the United Kingdom, Brazil and Russia, we estimate that there were approximately 340 million people who watched televised motor racing events and approximately 350 million people who watched televised motor cycling events in 1998. Additionally, we believe that auto racing is one of the most popular spectator sports in North America. According to the 1998 Goodyear Racing Attendance Report, race attendance for the 12 North American racing series that the Goodyear Rubber & Tire Company monitored in 1998 was approximately 17.1 million people.

     We believe motor racing is well-suited to our distinctive style of programming due to its continuous, multi-focus action. Although it is exciting to follow the current leader, motor races are often won or lost by action occurring elsewhere in the race. A contender threatening to overtake the lead may lose critical time during an inefficient pit-stop or a dark-horse may suddenly pull into the lead because of a particularly adept cornering maneuver. Additionally, motor racing fans tend to be interested in following one or two of their favorite racers, who, unless in the lead, may rarely be shown on-air by traditional broadcasters.

     Our coverage of a motor racing event will generally include:

     - a proprietary Quokka Race Viewer providing an up-to-the-minute lap position graphic, lap time and time-behind-leader updates;

     - track audio feeds;

     - graphical representations of the course;

     - a chronicle allowing fans to follow their favorite drivers and teams;

     - in-depth profiles on drivers, teams and manufacturers with interactive photo galleries;

     - interactive global event map and detailed race schedules, including United States and foreign television coverage schedules;

     - a virtual competition, where fans play the role of team owners; and

     - community and electronic commerce areas.

        CART. We have acquired, through a joint venture with Forsythe Racing, Inc., the exclusive worldwide interactive media rights for all Championship Auto Racing Team (otherwise known as CART) events through December 31, 2003. CART competitors drive open-wheel champ cars with engines generating 900 or more horsepower at speeds up to 200 miles per hour. In 1999, the CART FedEx Championship Series consists of 20 races held on large and small oval tracks, permanent road courses and temporary street circuits in Japan, Brazil, Canada, the United States and Australia. See "-- Joint Ventures and Rights Agreements" for a discussion of the rights held by the joint venture.

     In Motegi, Japan, the joint venture's digital coverage of CART captured the drama that sometimes occurs in motor racing. Near the end of the race, live in-car audio feeds from drivers Adrian Fernandez and Greg Moore gave our audience a unique insight into the closing laps of Fernandez's victory at Motegi. Fernandez and his crew gambled on having enough gas to complete the race and stayed out of the pit, knowing that the entire race could be lost by running out of gas on the last lap. Meanwhile, Moore spun with less than two laps to go, bringing out a caution flag that enabled Fernandez to conserve fuel and win the race. With live in-car audio feeds from both these drivers, our digital coverage brought our audience inside the drama as it was developing.

     We plan to provide coverage of the annual CART FedEx Championship Series racing season, which runs from February to November, and to extend the coverage to include pre-and post-season developments. We may elect to cover additional CART events in the future.

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

        FIM Motorcycle Racing. We have acquired the exclusive, worldwide interactive media rights for all Federation Internacionale de Motocyclisme (otherwise known as FIM) 500cc Road Racing World Championship Grand Prix and related 250cc and 125cc motorcycle events from January 1, 2000 through December 31, 2003. Racing prototype motorcycles, competitors in FIM Grand Prix races compete at speeds in excess of 170 miles per hour on fixed course tracks. Races are held throughout the world several times a month during the racing season. The season runs from mid-April through October, with 16 races held in such varied locations as Brazil, Germany, South Africa, Italy, Holland, Spain, Japan and Malaysia. Beginning in 2000, we plan to provide coverage of the annual FIM Grand Prix motorcycle racing season and to extend this coverage to include pre- and post-season developments. See "-- Joint Ventures and Rights Agreements" for a discussion of the rights we acquired from FIM.

  Sailing

     Sailing attracts a significant worldwide audience, with events like the Whitbread Round The World Race generating a cumulative global television audience of approximately 2.6 billion according to Sponsorship Research International. Based on information compiled by Sponsorship Research International across 14 countries including the United States, the United Kingdom, Brazil and Russia, we estimate that approximately 270 million people watched televised sailing events in 1998. As evidenced by our successful coverage of the Whitbread race, sailing is well-suited to our distinctive style of programming.

     Our coverage of a sailing event will generally include:

     - a proprietary Quokka Race Viewer depicting each boat's position as well as wind, water current and other weather data on navigation-quality charts 24 hours a day, seven days a week;

     - substantial coverage by the competitors themselves through e-mail, moving video, still video and audio transmissions;

     - a chronicle allowing fans to follow their favorite skippers and crews;

     - behind-the-scenes, in-depth coverage of the crews and boats, with interactive photo galleries;

     - a virtual competition, where fans can race head-to-head against other virtual competitors and compare their progress against the actual competitors, and where both actual and virtual boats are tracked on our proprietary Quokka Race Viewer; and

     - community and electronic commerce areas.

        Around Alone. We have acquired the exclusive, worldwide interactive media rights for the Around Alone race through December 31, 2001 with the option to extend the term for two additional four-year periods.

     Held every four years, the Around Alone race is a 27,000 nautical mile solo sailing race around the world through some of the earth's most treacherous waters. The race challenges the nautical skills, endurance, resourcefulness, innovation and fortitude of competitors who circumnavigate the globe making only four stops. Sixteen competitors entered the 5th Around Alone race that began in September 1998 and will end in May 1999. This year's race had stops in Cape Town, South Africa; Auckland, New Zealand; Punta del Este, Uruguay; and Charleston, South Carolina. Our coverage of the 5th Around Alone race began in September 1998, and by mid-April 1999, we had attracted more than 300,000 unique users.

     Because we had equipped the boats with instruments to capture real-time information about the competitors, we were able to provide live coverage of significant events during the race -- events that previously would have been covered only after the sailors had reached port and the action had long-since passed. For example, fans were able to follow the exciting rescue of Isabelle Autissier whose boat capsized in the middle of the Southern Ocean. With Autissier too far from land for any national rescue services to reach her, a fellow competitor undertook the rescue effort. Our audience tracked Giovanni Soldini as he turned back and began a 24-hour, 200-mile battle against gale-force winds and 30-foot waves to search for and eventually rescue Autissier. Additionally, the race garnered significant media attention in the United

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


States when traditional media companies became aware of the story we were covering live. Traditional media, including the New York Times, National Public Radio and Dateline NBC, picked up the story of Viktor Yazykov, a Russian competitor who performed surgery on his own arm in the middle of the Atlantic Ocean by following a doctor's e-mail instructions. We posted the e-mails as they were received and were the first media company with pictures of Yazykov during and following the surgery. We supplied video clips, still photographs and other assets to traditional media companies seeking to cover the story, demonstrating the distribution of our coverage possible through traditional media. We believe our ability to cover exciting sports events as they happen in remote locations, often using first-person accounts from participants such as Soldini and Yazykov, increases the attractiveness of our programming to sports fans.



     America's Cup 2000. We have acquired the exclusive, worldwide interactive media rights for the America's Cup 2000 Match yacht race to be held in February and March 2000 in Auckland, New Zealand. Sailors first competed for the America's Cup in 1851, making it one of the oldest international sporting trophies in continuous competition. The America's Cup race is held approximately every four years. Syndicates from approximately ten countries will compete in a challenger elimination series in the fall of 1999, with the winner facing the host and defending New Zealand team in a best five-of-nine series. See "-- Joint Ventures and Rights Agreements" for a discussion of our rights relating to coverage of the America's Cup Match.


  Adventure Sports

     Adventure sports such as climbing expeditions, wilderness challenges and similar events are particularly well-suited to our style of programming. By collecting digital media assets from these remote events, we are able to create entertainment experiences that help to transform these events into spectator sports. As an emerging category of spectator sports there are few established branded adventure sports events. Accordingly, our programming for adventure sports will cover Quokka-originated events as well as currently existing events such as the Marathon des Sables.

     Our coverage of an adventure sports event will generally include:

     - graphical displays depicting the athletes' positions, whether climbing up a mountain or running across a desert, on a 24 hours a day, seven days a week basis;

     - vital signs, such as heart-rates, from selected athletes;

     - substantial coverage by the competitors themselves through e-mail, video, still images and audio transmissions;

     - a chronicle allowing fans to follow their favorite adventure athletes and teams;

     - behind-the-scenes coverage of the rigors and challenges presented by the event as well as the event location; and

     - community and electronic commerce areas.

        Marathon des Sables. We provided exclusive interactive coverage of the 14th Marathon des Sables in April 1999. The Marathon des Sables is a grueling seven-day footrace that stretches approximately 140 miles through Morocco's Sahara Desert. During the 14th race, rest stations were available to the athletes at predetermined locations that ranged from six to 44 miles apart. Each of the 590 competitors had to carry his or her own backpack containing food, sleeping gear and anti-venom kits. Water was provided, but was typically limited to a ration of nine liters a day.

        First Ascent: The Expedition to China's Karakoram Range. From mid-April through June 1999, we are providing coverage of a crew of seven climbers traveling by truck and camel across the ancient Silk Route from Beijing to Kashgar. This 3,000 mile Quokka-originated expedition will be heading to the mountains in the Karakoram range in the Chinese Himalayas and is scheduled to include several first ascents by our company-selected team of world-class climbers. The team will also be searching for a route up Hidden Peak, the world's 11th tallest mountain. If a route is found, we plan to schedule an attempt to scale Hidden Peak in 2000.

     Great Trango Tower. We have acquired the exclusive, worldwide interactive media rights to cover a June 1999 climbing expedition by the North Face Climbing Team on the unclimbed northwest face of Great Trango Tower in Pakistan. The northwest face of the Great Trango Tower looms a vertical mile above the base camp and rises to a peak of approximately 20,500 feet. With live images, audio, video and electronic mail from the climbing team, our audience will be brought closer to the climbing experience.

AUDIENCE GENERATION

     We are planning to employ a variety of methods to promote www.quokka.com and to build and retain our audience.

  Building Our Audience

     We plan to build our audience by:


     - launching an aggressive media campaign, using print, outdoor signage, radio, television and Internet advertisements to build our brand and promote awareness of www.quokka.com and our programming offerings;


     - capitalizing on exposure to a national audience through guaranteed promotion by NBC of the Web site being developed by the joint venture we formed with NBC Olympics, Inc.;

     - expanding our programming offerings;

     - capitalizing on our association with, and promotion of our coverage provided by, governing bodies and rights holders of the sports events we cover; and

     - exploiting appropriate syndication opportunities by distributing portions of our programming to other Internet sites and traditional media companies in exchange for advertisements or other promotional consideration designed to direct audience to www.quokka.com.


     Consistent with this plan to build our audience, in May 1999, we entered into a binding letter of intent with Excite@Home to integrate and promote our sports programming on the www.excite.com Web site and the @Home broadband service. Under the letter of intent, we acquired guaranteed levels of promotion and prominent placement of the Quokka brand on the Internet and broadband services of Excite@Home. These promotional efforts will link users to content that we develop and that Excite@Home licenses from us. We anticipate that the branding and promotional opportunities on the www.excite.com Web site and the @Home broadband services will help build our audience and increase awareness of www.quokka.com.


  Retaining Our Audience

     We plan to retain our audience by:

     - continuing to deliver immersive and engaging content;

     - maximizing audience loyalty through community-building activities such as virtual competitions, chat rooms, online forums and online transactions; and

     - migrating our audience to different channels on our network.

     We believe an important metric for measuring the quality of our audience is the duration of an average visit to our Web sites. Based on Media Metrix data, we estimate that users spend an average of approximately 5.8 minutes per visit on other leading sports-related Web sites. To date, our event

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programming has generated average visit durations during the event significantly greater than this 5.8-minute average.



                                                                     AVERAGE
EVENT                                          CHANNEL            VISIT DURATION
-----                                          -------            --------------
Whitbread Round The World Race..........  Sailing                   9.9 minutes
Around Alone race.......................  Sailing                  14.8 minutes
CART auto races.........................  Motor Sports             12.3 minutes
Marathon des Sables.....................  Adventure                19.6 minutes



Our internal statistics presented in the above table have been audited by Internet Profiles Corporation. The Around Alone race and CART race coverage is ongoing and final results may differ.


  Marketing and Advertising

     As of March 31, 1999, we had 15 full-time employees on our marketing team. In addition to being responsible for brand marketing, program marketing, audience research and the coordination of our external public relations efforts, members of our marketing team also serve as product managers for our media and derivative products. In 1998, we spent $554,000 on advertising. In 1999, we expect to raise our advertising expenditures and launch an aggressive media campaign. We also plan to increase our marketing staff to support our brand building, electronic commerce and derivative product strategies.

LEVERAGING OUR AUDIENCE AND CONTENT: GENERATING MULTIPLE REVENUE STREAMS

     We plan to leverage our diverse, global audience and suite of content offerings to create multiple revenue streams. We believe we can generate revenue from a variety of sources, including sponsors, advertising, electronic commerce, derivative product sales, subscription and pay-per-view opportunities and studio services.

  Digital Entertainment Sponsorships


     We plan to offer multi-year digital entertainment sponsorships to technology, communications, consumer retail and consumer services companies. We currently sell sponsorships to certain companies whose products can be integrated into our technical infrastructure. These companies will form the Quokka Performance Team. Each member of the Quokka Performance Team will be an exclusive sponsor within a particular product or service category. In early 1999, we entered into three-year digital entertainment sponsorships with Compaq Computer Corporation and Computer Associates International, Inc. Compaq acquired exclusive sponsorship of our programming in the computer hardware category. Computer Associates acquired exclusive sponsorship of our programming in the category covering database management, software, systems or tools and any software that monitors and maintains information technology production and delivery systems. Compaq has the right to terminate its sponsorship agreement on an annual basis if it is dissatisfied with our performance, while Computer Associates has the right to terminate its sponsorship agreement at the end of the second year of the agreement.


     Although the benefits associated with Team membership are and will continue to be custom-designed and consequently may vary from agreement to agreement, members of the Quokka Performance Team will receive benefits such as the following:

     - exclusive exposure in their category as part of our digital media coverage, including embedded product placement in our programming that identifies the sponsor as an enabler of the Quokka Sports Immersion experience;

     - traditional sports sponsorship benefits in connection with Quokka-owned events, including venue signage, licenses to use event designations in their own marketing efforts and access to hospitality suites; and

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

     - sales and marketing assistance, including targeted lead generation, trade show presence, in-store demonstrations using our digital content and sales presentations demonstrating the Team member's contribution to the Quokka Sports Immersion experience.

     In addition to the Quokka Performance Team, we plan to create additional "Teams" with similar custom-designed sponsor benefits in order to build sponsorship revenues. For example, consumer retail goods and services companies could become part of an Athlete's Team, covering equipment, sports clothing and similar items of interest to athletes of all abilities. We developed our Team model for digital entertainment sponsorships as we identified the various ways we provided value to sponsors of our early Web sites, such as Tandem (which has since been acquired by Compaq Computer Corporation), which accounted for approximately 52% of our revenues in 1998, and CompuServe, which accounted for approximately 16% of our revenues in 1998. We plan to continually evolve our Team model in order to better meet sponsors' needs.

     Because sponsorship is already part of the sports industry, many sports governing bodies or other rights holders for the events we cover will have pre-existing sponsorship relationships. We believe these pre-existing sponsorships will provide us with ready-made sales opportunities. In some circumstances, however, pre-existing sponsorships associated with specific events may limit the pool of prospective companies we can approach regarding sponsorship sales in connection with these events.

  Advertising Opportunities

     We plan to generate additional revenues from banner advertisements that are prominently displayed throughout our digital sports entertainment network. In selling banner advertisements, we plan to target companies seeking to reach a global sports audience. Our experience with the Whitbread race demonstrated that our distinctive coverage can attract a significant loyal and global audience representing a demographic base sought by Internet advertisers and sponsors from the consumer-products industry. We believe that by delivering an audience that returns to our site frequently and stays for an extended period of time, we can provide additional value to our sponsors and advertisers and generate advertising revenues on a per user basis in excess of that currently achieved elsewhere in the Internet industry.

  Electronic Commerce Opportunities

     We plan to develop electronic commerce opportunities on our Web sites to generate additional revenues, as well as enhance our user experience. As electronic commerce continues to grow, we expect that sports fans will increasingly seek sports merchandise, event gear and other equipment over the Internet and other digital distribution systems. We believe audiences of each of our channels provide a receptive market for goods relating to sailing, motor sports, the Olympics and adventure sports as well as general sports merchandise. In the future, we plan to offer event-branded gear, event-related gear, Quokka-branded products and our derivative products. In addition, we hope to offer products produced by our digital entertainment sponsors that we use in creating and producing the Quokka Sports Immersion experience. We will seek to make the electronic shopping experience as immersive as possible so that it complements the overall look and feel of our digital media programming. Additionally, by providing access to high-quality sporting and events-related products through our site or other digital distribution systems, we believe that we will be expanding the overall Quokka experience for our audience.

  Derivative Products: Leveraging Digital Assets

     We plan to repurpose our digital content for distribution through derivative products, such as books, magazines, other publications, videos and screen savers. We believe that our audience will be a receptive market for such derivative products and that such products will also appeal to people who are not yet part of our audience. One of our initial derivative products is a book containing page views from the Whitbread race that tells the inside story of the race from beginning to end and maps each competitor's progress throughout the race. Additionally, we believe that derivative products will provide additional value to our digital entertainment sponsors and can be used to gather important information regarding our audience.

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

For example, we created a screen saver that embedded our sponsors' logos within digital media from the Whitbread competition. Approximately 40,000 users downloaded the screen saver for free in exchange for providing valuable, in-depth demographic information.

  Subscription and Pay-Per-View Opportunities

     As broadband interactive systems, such as cable and satellite systems, proliferate and users are able to access greater volumes of streaming video and audio in interactive settings, we believe we may be able to distribute our distinctive sports content through subscription services and that certain sports events or coverage depths may be appropriate for distribution on a pay-per-view basis.

  Studio Services

     We believe our studio services, which have included designing the official Web site for the International Olympic Committee, have provided opportunities to build strategic relationships with key players in the sports and sports media industries. Our studio services have been primarily strategic in nature, and we believe that revenues from studio services are likely to decrease as a percentage of total revenues in the future.

        International Olympic Committee. We produced www.olympic.org, the official site of the International Olympic Committee and have advised the International Olympic Committee on interactive rights and branding on the Internet. Creation of the www.olympic.org site was a multi-phase project aimed at establishing a significant online presence for the Olympic movement. This Olympic site provides a store of information on Olympic history, tradition and current events. Our work for the International Olympic Committee accounted for more than 12% of our revenues in 1998.

  Our Sales Team

     As of March 31, 1999, our sales team consisted of thirteen full-time employees, twelve of whom focus on selling sponsorships. Because of the strategic and customized nature of our sponsorship sales, we plan to add additional members to our sponsorship sales force. In connection with NBC/Quokka Ventures' coverage of the Olympics, Quokka and NBC Olympics, Inc. will jointly sell sponsorships for the joint venture's Olympic Web site. Additionally, we plan to expand our sales force significantly in order to grow advertising sales and develop our media and derivative products sales. We may also use third party vendors to sell banner ads on our site.

THE QUOKKA SPORTS PLATFORM


     The Quokka Sports Platform is a proprietary set of processes and facilitating technologies that enables us to collect digital assets from sports events and produce and deliver our distinctive programming. We believe this set of processes and technologies provides a robust and efficient method that facilitates real-time production of our sports entertainment programming and maximizes the long-term value of the digital assets that Quokka collects and produces. Our current programming is produced using the Quokka Sports Platform, which is continuously being enhanced and improved to accommodate our expanding requirements.

     At the highest level, the Quokka Sports Platform is organized into six segments:
[GRAPHIC TITLED "QUOKKA SPORTS PLATFORM" AND DEPICTING
DATA FLOW THROUGH THE FOLLOWING SIX STAGES OF THE QUOKKA SPORTS
PLATFORM: (1) COLLECTION; (2) TRANSMISSION; (3) PRODUCTION;
(4) DISTRIBUTION; (5) DELIVERY; AND (6) CLIENT.]
                                      LOGO

        Collection. Collection is the process of capturing data at event venues. Collection is the point at which the Quokka Sports Platform begins and the raw data from venues become digital media assets, the fundamental building blocks of the Quokka Sports Platform. Digital media assets consist of individual units of digital content, such as photographic images, video streams or e-mails from an athlete as well as information about the assets, such as author or physical storage location.

     Devices capturing wide-ranging data are already a part of many sports. For example, a world-class yacht is equipped with over 40 sensors that track multiple variables such as rig tension, rudder position and wind speed. Over 80 attributes of a CART car's performance are measured, including fuel level, engine temperature and engine RPMs. Athletes use this feedback to hone their skills and track their performance. We seek access to relevant portions of this data either directly by connecting to the sensors monitoring the actual information or indirectly through our contractual relationships with the governing body of an event, such as CART. We also seek access to data by securing voluntary cooperation from athletes.

        Remote Production and Transmission. Collected digital media assets are prepared for transmission and then transmitted to our production studio. In our remote production process, we define event-specific data tags that indicate the type of data included in a transmission in much the same way desktop icons indicate whether a file is a word processing document or electronic spreadsheet. Remote production teams also control which assets are captured, formatted and transmitted from the event and manage physical resources necessary to accomplish this task. Tagged data is then transmitted to our production studio over Internet Protocol networks, using satellite data communications, high-bandwidth wide-area networks or other communications technologies.

        Production. Transmissions are stored at our production studio in San Francisco on receipt. Our event producers, directors and their multi-disciplined teams use these transmitted digital assets to create multiple visual and audio presentations. Aided by automation technologies, digital media assets received from the sports venue are combined with previously stored assets or original material created by our staff of designers, writers, audio specialists and photographers. In advance of each event, these teams have developed story-telling templates that enable the action to be experienced from the athlete's perspective and drive the audience to explore the site further.

        Distribution and Delivery. Distribution is the process of transporting our content from our production studio through high-speed interactive systems to entities that provide delivery, while delivery is the process of ultimately reaching the end user. We currently distribute our Quokka Sports Immersion programming through www.quokka.com over the Internet. Accordingly, delivery is accomplished primarily through Internet service providers who provide end-users with access to the Internet through their computers. We are also designing our programming to exploit the technological opportunities presented by other interactive systems, such as DSL, cable modem and satellite. If we ultimately employ these distribution methods, our future delivery partners are likely to include the providers of DSL service, interactive cable services, or satellite providers. End-users accessing our programming through these systems in the future may use computers or ultimately other interactive viewing devices such as interactive televisions. We have also distributed our content to traditional broadcast and print media. We believe these traditional media may serve as additional distribution outlets for our rich digital programming.

JOINT VENTURES AND RIGHTS AGREEMENTS

     We plan to secure rights to cover sporting events through a variety of methods, including direct acquisition and the formation of joint ventures with rights holders or other entities having established relationships with rights holders. We have experience with both methods. To date, we have acquired the rights to events such as FIM Motorcycle racing directly from the rights holders and we have entered into a joint venture with NBC Olympics, Inc. in connection with the Olympic Games and a joint venture with Forsythe Racing, Inc. in connection with CART.

        Joint Venture with NBC. In February 1999, we formed NBC/Quokka Ventures, LLC with NBC Olympics, Inc., a wholly-owned subsidiary of National Broadcasting Company, Inc. In connection with the formation of the joint venture, we contracted with the joint venture to provide the services necessary for the joint venture to provide interactive digital coverage. Consequently, we expect that the joint venture's interactive digital coverage of the Olympics on its Web site will showcase Quokka's distinctive style of programming and will complement NBC's television coverage.

     NBC Olympics, Inc. granted the joint venture the following interactive media rights, subject to limitations, in connection with the Olympic Games and certain United States qualifying events through 2004:


     - United States interactive rights to incorporate limited highlights of NBC video into its coverage;


     - an exclusive license to produce the official NBC interactive media coverage of the Games;


     - a license to incorporate still photographs and sequential still photographs taken from video produced from the Games by NBC Olympics into the joint venture's coverage;


     - a license to incorporate into the joint venture's coverage historical Games footage, non-competition video and all research and other materials, whether text, audio, video, still footage, written or fixed in any other medium relating to the Games produced by NBC Olympics;

     - the right to distribute the joint venture's coverage in interactive media throughout the United States; and

     - a license to use the composite NBC/Olympic logo on the joint venture's Web site in connection with the production, operation, promotion, marketing and distribution of the joint venture's coverage of the Games.

     In order to protect its broadcast rights and brand, however, NBC Olympics, Inc. can restrict the joint venture's use of any of the foregoing interactive media rights if:

     - NBC lacks the ability to grant such rights to the joint venture as a result of contractual limitations or restrictions imposed by, or conflicts with any legal rights held by the International Olympic

       Committee or any other person or entity possessing intellectual property or other rights in the still photographs, sequential still photographs or video, whether Games, non-competition or historical;

     - a use conflicts with NBC's current sponsors or advertisers or the sponsors or advertisers of the International Olympic Committee, United States Olympic Committee, Sydney Organizing Committee of the Olympic Games, Salt Lake Olympic Organizing Committee or the 2004 Games Organizing Committee;

     - the digital assets are involved in any transaction by us or the joint venture with any NBC Competitor, as defined below;

     - a use competes with NBC's broadcast, cable or direct broadcast satellite coverage of the Games; or

     - a use violates NBC's, NBC Sports', the International Olympic Committee's, the United States Olympic Committee's or other Olympic organizations' editorial policies and practices.


     NBC/Quokka Ventures, LLC is owned 51% by us and 49% by NBC Olympics, Inc., and management is vested in a board of directors, three of whom are currently appointed by us and two of whom are currently appointed by NBC Olympics, Inc. Under the terms of the venture's operating agreement, Quokka is solely responsible for making cash capital contributions to the venture. The terms of the operating agreement for the venture require us to make quarterly capital contributions in amounts necessary to fund the venture's operations on an ongoing basis in accordance with the annual operating plan. Accordingly, the amounts and timing of these capital contributions will be based on the actual activities of the venture and are unknown at this time. NBC Olympics, Inc.'s obligation to the joint venture is to contribute interactive media rights as described above as well as on-air promotion of the site, access to NBC personalities and research.


     NBC Olympics, Inc. has the right to terminate the joint venture in the event an NBC Competitor:

     - merges or otherwise consolidates with us in a transaction where we are not the surviving entity;

     - becomes the beneficial owner of 15% or more of our outstanding equity securities;

     - becomes entitled to elect, appoint or replace a member or members of our board of directors unless NBC Olympics, Inc. is also granted the same right; or

     - acquires all or substantially all of our assets.

For these purposes, an "NBC Competitor" includes any media company that is significantly engaged in any of the primary businesses of NBC Olympics, Inc., National Broadcasting Company, Inc. or its subsidiaries or any telecommunications, Internet or similar company that is significantly engaged in any of the primary businesses of NBC Olympics, Inc., National Broadcasting Company, Inc., its subsidiaries or Snap! LLC or successor entities. However, an NBC Competitor shall not include any entity identified by Quokka in writing to NBC Olympics, Inc. that NBC Olympics, Inc. does not designate as an NBC Competitor in writing to Quokka within 30 days of our written notice.

        Joint Venture with Forsythe Racing, Inc. In January 1999, we established CART Digital Media Enterprises, LLC a joint venture with Forsythe Racing, Inc. Forsythe owns two of the teams that compete as part of the Championship Auto Racing Teams circuit and brings to the joint venture racing expertise as well as long-standing relationships with suppliers, teams and event promoters in the auto racing world.


     CART Digital Media Enterprises, LLC is owned 50% by us and 50% by Forsythe Racing, Inc., and management is vested in a board of managers, two of whom are appointed by us and two of whom are appointed by Forsythe Racing, Inc. We expect to make capital contributions in order to meet our 50% share of the venture's need for operating capital. Accordingly, the amounts and timing of these capital contributions will be based on the actual activities of the venture and are unknown at this time.

     In March 1999, the joint venture secured the exclusive worldwide interactive media rights for all CART events through December 31, 2003 with a right of first negotiation beyond that date. In connection with this digital coverage, the joint venture also secured exclusive worldwide rights to:

     - use CART's marks in its digital coverage as well as in connection with any derivative products;

     - use data and content from the events;

     - syndicate content; and

     - sell commercial partnerships, advertising, official merchandise, electronic commerce products and services, official photographs and derivative products.

The right to sell advertising and commercial partnerships is subject to obligations to honor category exclusivity rights of current CART sponsors or to first negotiate with those sponsors and the right to sell derivative products and syndicate content is subject to CART's reasonable approval. The right to sell official merchandise, official photographs and other electronic commerce products and services is subject to receiving approval of other third parties.

     CART has the ability to terminate the agreement if:

     - the joint venture materially breaches any term of the agreement, including failure to pay amounts owing under the agreement, subject to notice and an opportunity to cure;

     - the joint venture fails to maintain state of the art quality and technological enhancements, subject to notice and an opportunity to cure;

     - the Web site fails to achieve certain minimum levels of traffic, subject to notice and an opportunity to cure;

     - if the joint venture or we provide similar services to an open wheel professional auto racing sanctioning body, league or series currently domiciled in the United States that promotes products or services competitive with those of CART; or

     - if more than 49% of the ownership or beneficial interest in the joint venture or in Quokka is transferred, sold or assigned to an entity whose products or services are competitive to or in conflict with those of CART.

  FIM Motorcycle Racing


     We have acquired from Dorna Promocion del Deporte, S.A. the exclusive, worldwide interactive media rights for all FIM Road Racing World Championship Grand Prix events from January 1, 2000 through December 31, 2003. In connection with our coverage rights, we have secured the exclusive worldwide rights to:


     - use FIM Motorcycling World Championships' trademarks as part of our coverage as well as in connection with any derivative products;

     - use data and content from the events;

     - syndicate content; and

     - sell sponsorships, advertising, official merchandise, electronic commerce products and services and derivative products.

Our right to sell advertising and sponsorships is subject to obligations to honor category exclusivity rights of current FIM Motorcycling World Championships sponsors or to first negotiate with those sponsors and our right to sell derivative products is subject to Dorna's reasonable approval. Our right to syndicate content is subject to a restriction that certain assets may not be syndicated alone without Dorna's consent. Our right to sell official merchandise and other electronic commerce products and services is subject to receiving approval of certain other third parties. Dorna has the ability to terminate the agreement if we fail to pay the required rights fee.

  Around Alone

     We have acquired from Great Adventures, Ltd. the exclusive, worldwide interactive media rights for the Around Alone race through December 31, 2001 with the option to extend the term for two additional four-year periods. In connection with our coverage rights, we also have secured worldwide rights to:

     - use Around Alone's trademarks in our coverage as well as in connection with any derivative products;

     - use data and content from the events; and

     - sell sponsorships, advertising, official merchandise, certain electronic commerce products and services, official photographs, video and audio and derivative products.

Our right to sell advertising and sponsorships is subject to certain obligations to approach current Around Alone sponsors. Our right to sell official merchandise, official photographs, video and audio and certain electronic commerce products and services is subject to receiving approval of certain other third parties. Great Adventures has the ability to terminate the agreement if we fail to pay any revenue sharing earned.


  America's Cup 2000



     We have acquired the exclusive, worldwide interactive media rights for the America's Cup 2000 Match yacht race to be held in February and March 2000 in Auckland, New Zealand. In connection with our coverage rights, we also have secured rights to:


     - create and host the exclusive official America's Cup 2000 and Team New Zealand Web sites;

     - use trademarks and logos of America's Cup 2000 and Team New Zealand on the Web sites we develop;

     - collect and distribute data and content from the race; and

     - sell and retain the revenues from sponsorship, advertising and commercial arrangements to sell official merchandise.

     In selling advertising and sponsorships, we are required to avoid conflicts with existing sponsors of America's Cup 2000 or Team New Zealand. The agreement can be terminated if we materially breach its terms, which could include our failure to pay amounts we owe under the agreement.


  Commitments Relating to Rights Acquisition



     In connection with securing the rights to cover various events, we agree to pay rights holders minimum annual guaranteed amounts, profit participation or up-front fees, or a combination of these payments. See "Management's Discussion and Analysis -- Liquidity and Capital Resources" for a discussion of our future aggregate financial obligations relating to existing rights agreements.


COMPETITION

     The market for Internet services and products is relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of Web sites on the Internet competing for consumers' attention and spending has proliferated. We expect that competition will continue to intensify.

     We believe that our programming does not compete directly with traditional media, primarily because traditional media frequently do not provide substantial coverage of the sports that we cover and because we believe our programming can substantially enhance coverage provided by traditional media.

     We expect that the number of our direct and indirect competitors will increase in the future. We anticipate that, as the Internet and other interactive systems, such as cable and satellite systems, converge with traditional television broadcasting and traditional cable networks, significant competition may come from the cable arena, including such sports-oriented cable networks as the ESPN networks.

     We believe that the principal competitive factors in attracting and retaining audience are the ability to offer compelling and entertaining sports programming, the depth, breadth and timeliness of coverage and brand recognition. We believe that the principal competitive factors in securing and retaining long-term digital rights to cover sporting events include the ability to do the following:

     - offer high-quality coverage;

     - establish and maintain relationships with rights holders;

     - deliver an attractive audience demographics;

     - maintain credibility as a leading and enduring company; and

     - pay substantial rights fees.


We may be unable to compete successfully with respect to one or all of these factors. To review the risks we face from competitors, see "Risk Factors -- The online digital sports entertainment industry is intensely competitive, and we may be unable to compete successfully against current and future competitors."


INFRASTRUCTURE, OPERATIONS AND TECHNOLOGY

     The www.quokka.com site is hosted at Frontier GlobalCenter in Sunnyvale, California. All of our network operations are controlled from our headquarters in San Francisco, California. We provide multiple Web servers that run the Microsoft Internet Information Server on the Microsoft Windows NT Server operating system and Compaq server hardware. Internet access is maintained through Frontier GlobalCenter.

     The network infrastructure is composed of Cisco Systems, Inc. products in redundant configurations. The computer and networking equipment used to operate our Web sites is configured with multiple power supplies. Frontier GlobalCenter provides a generator with up to two weeks of backup power.

     Our operations depend upon our ability to protect systems against damage from fire, earthquakes, power loss, telecommunications failure, break-ins, computer viruses, hacker attacks and other events beyond our control. A disaster or malfunction that disables either our San Francisco production facility or Frontier Global Center could interrupt our programming completely, limit the quantity or timeliness of updates to our productions or limit the speed at which our audience can access our content. Although we do not currently have a documented disaster recovery plan, we intend to create one.

     The market for digital media is characterized by rapid growth, rapidly changing technology, evolving industry standards and frequent announcements of new developments. To be successful, we must adapt to our rapidly changing environment by continually improving the performance, features and reliability of our services as well as adapting to new technologies. We may also incur substantial costs if we need to modify our programming or distribution processes to adapt to these changes. Our business could be adversely affected if we incur significant costs without adequate results or cannot adapt to these changes.

INTELLECTUAL PROPERTY

     We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our success. We rely on a combination of copyright, trademark, service mark, patent and trade secret laws and contractual restrictions to protect our proprietary rights in products and services. The measures taken by us to protect our intellectual property may not prevent misappropriation of our technology or deter independent third-party development of similar technologies.

     We also cannot guarantee that infringement or other claims will not be asserted or prosecuted against us in the future whether resulting from our internally developed intellectual property or licenses or content from third parties. For a description of our intellectual property practices and potential risks, see "Risk Factors -- We may be unable to adequately protect or enforce our intellectual property rights, and our efforts to do so could be time-consuming and expensive and could divert management attention from executing our business strategy."


GOVERNMENT REGULATION

     We are subject to the same federal, state and local laws as other businesses on the Internet. Today there are relatively few laws directed towards online services. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services. For a description of risks we face from regulation of the Internet, see "Risk Factors -- Changes in regulation of the Internet could limit our business prospects."

     We are qualified to do business in six states in the United States, and failure by us to comply with foreign laws or to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in the inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a negative effect on our business.

EMPLOYEES

     As of March 31, 1999, we had 186 employees, including 84 in production and programming, 41 in engineering, software development and network operations, 15 in marketing, 13 in sales and 33 in administration, which includes rights acquisition and other business services. We consider our relations with our employees to be good. We believe that our future success will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified technical and managerial personnel and upon the continued service of our senior management and key creative personnel, none of whom is bound by an employment agreement. Our growth has required us to continually hire, train and manage new employees at a rapid rate, although competition for qualified personnel in our industry and geographical location is intense. There can be no assurance that we will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct our business in the future.

FACILITIES

     Our principal administrative, marketing, production and research and engineering facilities are located in approximately 19,000 square feet of office space in San Francisco, California under a lease that expires in March 2002. We have entered into three additional office leases in San Francisco, California covering an aggregate of approximately 60,000 square feet at three additional sites to accommodate additional personnel. We have a 168 square-foot office in Troy, Michigan for local sales activities. Finally, we have entered into a long-term lease covering approximately 5,000 square feet of office space in London, England which will serve as the center for our international operations and have sub-leased approximately 400 square feet of office space near Lausanne, Switzerland. We are actively seeking additional space.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding our directors, executive officers and certain other key employees as of March 31, 1999:

NAME                                AGE                        POSITION
----                                ---                        --------
Alan S. Ramadan...................  41   President, Chief Executive Officer and Director
Richard H. Williams(1)............  55   Chairman of the Board of Directors
John Bertrand A.M.................  52   Vice Chairman of the Board of Directors
Alvaro J. Saralegui...............  42   Chief Operating Officer
Les Schmidt.......................  44   Executive Vice President, Chief Financial Officer and
                                           Secretary
Michael W. Gough..................  43   Chief Creative Officer and Executive Producer
L. Steve Nelson...................  40   Senior Vice President, Olympics
Thomas P. Newell..................  41   Senior Vice President, Business and Legal Affairs
David A. Riemer...................  41   Senior Vice President, Marketing
Mark J. Ellis.....................  40   Vice President, Sales
Marc P. Erzberger.................  31   Vice President, Motor Racing and General Manager
G. Michael Novelly................  34   Vice President Finance and Controller
M. Elizabeth Sandell..............  43   Vice President, Organizational Design and Development
Gerardo Seeliger..................  52   General Manager, Europe
Brian J. Terkelsen................  35   Vice President, Programming and Production
Walter W. Bregman(1)(2)...........  65   Director
Roel Pieper.......................  43   Director
James G. Shennan, Jr.(1)(2)(3)....  57   Director
Barry M. Weinman(2)(3)............  60   Director

---------------
(1) Member of the Nominating Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

        Alan S. Ramadan has served as our President and Chief Executive Officer and as a director since August 1996, when we incorporated in Delaware under the name Quokka Productions, Inc. Additionally, Mr. Ramadan served as Managing Director of our Company from 1990 to August 1996, during which period we were known as Ozware Developments Unit Trust and operated in Australia. In January 1993, Mr. Ramadan joined Fluid Thinking, Pty. Ltd. in Melbourne, Australia as that company's Chief Executive Officer until June 1995. As Chief Executive Officer of Fluid Thinking, Pty. Ltd., Mr. Ramadan was responsible for drawing together a team of specialists that, together with the Technology Foundation, developed key technology used by oneAustralia in the America's Cup challenge. Mr. Ramadan also founded Best Knowledge Systems, a consulting company, and worked as a research scientist at BHP Steel and as a computer scientist at Monash University in Melbourne, Australia. Mr. Ramadan holds a B.Sc. in Computer Science and Applied Mathematics from Monash University and is a 1995 graduate of the Stanford Business School's Executive Program for Growing Companies.

        Richard H. Williams has served as a director since August 1996, when we incorporated in Delaware under the name Quokka Productions, Inc. Since April 1997, Mr. Williams has served as our Chairman of the Board. From December 1993 to February 1996, Mr. Williams was President and Chief Executive Officer of Illustra Information Technologies, Inc. In February 1996, Illustra Information Technologies, Inc. was acquired by Informix Software, Inc., where Mr. Williams served as Senior Vice President until August 1996. From October 1991 to May 1992, Mr. Williams was Executive Vice

President of Sales for Novell, Inc., and General Manager of that company's Digital Research Systems Group. Prior to that time, Mr. Williams served as President and Chief Executive Officer of Digital Research, Inc. Before joining Digital Research, Inc., Mr. Williams was employed by IBM for twenty two years, where he served as Vice President of Plans, Controls and Product Management for the General Products Division from May 1984 to December 1986. Mr. Williams holds a B.S. in Mathematics from the University of North Dakota and conducted graduate studies at the University of Minnesota in numerical analysis and statistics.

        John Bertrand A.M. has served as a director since August 1996 when we incorporated in Delaware under the name Quokka Productions, Inc. Since April 1997, Mr. Bertrand has served as our Vice Chairman of the Board. From September 1992 to June 1995, Mr. Bertrand was the Chairman of the Board of Fluid Thinking, Pty. Ltd. and the skipper of oneAustralia, the 1995 America's Cup Challenge team that received technological support from Fluid Thinking, Pty. Ltd. From September 1995 to October 1998, Mr. Bertrand was Chairman of the Australian Government's Industry Research and Development Board. From June 1993 to the present, Mr. Bertrand has been the Chairman of the Southern Cross Foundation, an Australian scholarship foundation for engineering and applied science students. Mr. Bertrand holds a B.S. in Mechanical Engineering from Monash University and a M.S. in Naval Architecture from M.I.T. During his twenty-nine year international sailing career, from 1970 to the present, Mr. Bertrand has represented Australia in five America's Cups and two Olympic Games. Mr. Bertrand won the America's Cup for Australia in September 1983 and is a life member of the Australia's Sports Hall of Fame as well as the International America's Cup Hall of Fame.

        Alvaro J. Saralegui joined Quokka in April 1999 as our Chief Operating Officer. From March 1998 to April 1999, Mr. Saralegui was employed by the People Magazine Group where he initially served as Vice President of People Weekly until he was promoted to Group Publisher in January 1999. From September 1983 to March 1998, Mr. Saralegui was employed at Sports Illustrated, Inc, where he served as General Manager from November 1992 to March 1998. During his fifteen years at Sports Illustrated, Inc., Mr. Saralegui also served as that company's Business manager, Director of Marketing and Sales Development and Advertising Sales Director. Mr. Saralegui holds a B.A. in History and Economics from Dartmouth and an M.B.A. from Columbia University.


        Les Schmidt joined Quokka in February 1998 as our Senior Vice President, Quokka Productions, Chief Financial Officer and Secretary and was promoted to Executive Vice President, Chief Financial Officer and Secretary in February 1999. From September 1996 to June 1997, Mr. Schmidt served as the Chief Executive Officer of MECON, a healthcare benchmarking company. Mr. Schmidt joined The Learning Company in 1987 and served as that company's Chief Financial Officer until September 1994 when he was promoted to Chief Operating Officer. He served as Chief Operating Officer of The Learning Company and its successor, The Learning Company, Inc., a publicly traded developer and publisher of educational, foreign language and home office productivity software, until September 1996. Prior to that, Mr. Schmidt served as the Controller for Applied ImmuneSciences, Inc., a venture-backed biotech start-up. Before joining Applied ImmuneSciences, Inc., Mr. Schmidt was employed by Coopers & Lybrand, an accounting firm, during which time he became a CPA. Mr. Schmidt holds a B.A. in Political Economics from Antioch College and an M.S. in Taxation from Golden Gate University.


        Michael W. Gough joined Quokka in July 1997 as our Vice President, Design and Creative Director and was promoted to Chief Creative Officer and Executive Producer in September 1998. In August 1995, Mr. Gough co-founded Construct Internet Design, a digital media design firm, where he served as Creative Director until July 1997. Prior to that, Mr. Gough co-founded Jones,
Partners: Architecture, a design-focused architecture firm, where he served as Managing Partner from December 1994 to August 1995. Earlier in his career, Mr. Gough was an architect for Holt Hinshaw Pfau Jones and, before that, an architect for the San Jose Redevelopment Agency. Mr. Gough studied Architecture at California Polytechnic State University.

        L. Steve Nelson joined Quokka in December 1996 as our Senior Vice President. In February 1999, Mr. Nelson became the Senior Vice President, Olympics. From December 1995 to December 1996,

Mr. Nelson served as Vice President, America's Marketing and Sales for Informix Software, Inc. While at Informix Software, Inc., Mr. Nelson oversaw industry sales and marketing for telecommunications, media, financial services, retail and manufacturing. From October 1994 to December 1996, Mr. Nelson served as Vice President of Software Marketing for IBM. During his fourteen years at IBM, Mr. Nelson also served as that company's Director of Marketing and General Manager of Product Marketing. Mr. Nelson holds a B.S. in Business from Wake Forest University where he was on the Varsity Golf Team.

        Thomas P. Newell joined Quokka in March 1998 as Vice President of Business Affairs and was promoted to Senior Vice President, Business and Legal Affairs in October 1998. From May 1994 to August 1997, Mr. Newell served as Executive Vice President and General Counsel for GGP Productions, LP, an independent sports television production, syndication and sports marketing company. There, he handled the company's financial and business operations for three and a half years until its sale to International Management Group, a Cleveland-based sports marketing and television company. From April 1992 to April 1994, Mr. Newell served as Vice President, Business Affairs and Operations of CBS Enterprises for CBS, Inc. During his seven years at CBS, Inc., Mr. Newell also served as Litigation Counsel, then as Broadcast Counsel and as Director of Business Affairs of CBS Sports, in which capacity he conducted negotiations that resulted in CBS Sports' opportunity to cover the 1992 Olympic Winter Games. Prior to that, Tom worked as a civil litigator for five years at O'Melveny & Myers, a national law firm. Mr. Newell holds a B.A. from Stanford University and a J.D. from USC Law School.

        David A. Riemer joined Quokka in November 1998 as our Senior Vice President, Marketing. Prior to joining us, Mr. Riemer spent 13 years at J. Walter Thompson, where he served as President, JWT/West from May 1997 to September 1998. While serving as President, JWT/West, Mr. Riemer oversaw the JWT/Digital Unit and developed an agency specialization in telecommunications, technology, retail and service marketing. Over the course of his career, Mr. Riemer has written two musical comedies, two books and directed various theatrical productions. Mr. Riemer holds a B.A. in Urban Studies and History from Brown University and an M.B.A. from Columbia University.

        Mark J. Ellis joined Quokka in May 1999 as our Vice President, Sales. From March 1998 to April 1999, Mr. Ellis served as a Vice President/Publisher for Time Inc. New Media. From November 1997 to March 1998, Mr. Ellis served as the Publishing Director for Sports Illustrated Presents. From July 1991 to November 1997, Mr. Ellis served as the Detroit Advertising Director for Sports Illustrated. Mr. Ellis holds a B.A. in Marketing from the University of Notre Dame and an M.B.A. from the University of Detroit.

        Marc P. Erzberger joined Quokka in August 1998 as our Vice President, Motor Racing. From June 1991 to June 1998, Mr. Erzberger served as a consultant for the Boston Consulting Group in London where he worked extensively in the financial services and consumer/retail sectors. Mr. Erzberger worked on issues of strategy and implementation in several product areas, including household products, spirits and beverages, food, automotive and credit cards. Mr. Erzberger holds a B.Sc. in Mathematics and Management from the University of London, King's College, and an M.B.A. from the Harvard Graduate School of Business Administration. Mr. Erzberger is an avid sportsman, having represented Switzerland in the windsurfing event at the 1984 Olympic Games in Los Angeles.

        G. Michael Novelly joined Quokka in August 1998 as our Controller and was promoted to Vice President, Finance and Controller in January 1999. From March 1995 to August 1998, Mr. Novelly served as the Senior Vice President and Chief Financial Officer of PolyGram Television, a division of the publicly traded global music and entertainment group, PolyGram, N.V. During his years at PolyGram, Mr. Novelly oversaw all financial and administrative aspects of the Company's film production, acquisition and worldwide distribution of its library of over 10,000 hours of filmed entertainment programming. Before joining PolyGram Television, Mr. Novelly was employed by KPMG Peat Marwick LLP, an accounting firm, where he provided auditing and consulting services to film production and distribution companies, including Metro-Goldwyn-Mayer Inc, Ticketmaster Corporation and Gramercy Pictures. Mr. Novelly is a CPA and holds a B.S. in Accounting and Finance from the University of Colorado at Boulder.

        M. Elizabeth Sandell joined Quokka in July 1998 as our Vice President, Organizational Design and Development. From December 1996 to June 1998, Ms. Sandell served as Vice President, Human Resources for NetChannel Inc., a multi-media, internet service provider. In 1993, Ms. Sandell founded The Sandell Group, a consulting firm for technology companies, where she has served as that company's Principal from November 1993 to the present. Prior to that time, Ms. Sandell served as Western Region Director of Human Resources for Service America Corporation, where she was responsible for 4500 employees throughout 10 states and Canada. Ms. Sandell began her career in Human Resources with Marriott Corporation, holding a variety of corporate personnel management positions in the Hotel and Lodging Division. She holds a B.A. in Psychology from Agnes Scott College and a Masters of Divinity with emphasis in cross-cultural communication from Alliance Theological Seminary.


        Gerardo Seeliger joined Quokka in August 1998 as an advisor and was promoted to General Manager, Europe, in April 1999. Mr. Seeliger co-founded Seeliger & Conde, one of Spain's largest executive search firms, and served as that company's Managing Partner from April 1990 to April 1999. Prior to that time, Mr. Seeliger served as the General Manager of Sardan AG, the holding company for Adidas Group, Switzerland. Before that, Mr. Seeliger served as a Managing Director for Russell Reynolds Associates, an executive recruitment firm, and as a General Manager for Bankers Trust, Co. Mr. Seeliger has held several positions within the International Sailing Federation, including Chairman, Marketing. Mr. Seeliger holds a degree in Economics and Science from the University of Freiburg, Germany.

        Brian J. Terkelsen joined Quokka in June 1998 as our Vice President, Programming and Production. In January 1993, Mr. Terkelsen co-founded Eco-Challenge Lifestyles, Inc., an adventure racing company, where he served as Chief Operating Officer from that company's inception to January 1998. During that period, Mr. Terkelsen also served as Executive Producer for several adventure racing television productions, including productions for MTV and The Discovery Channel. From May 1985 to June 1992, Mr. Terkelsen was employed as an investment banker for Barclay's Bank and Bankers Trust, Co. Mr. Terkelsen holds a B.S. in Business Administration, Finance from Bryant College.

        Walter W. Bregman became a director of Quokka in October 1997. From January 1988 to the present, Mr. Bregman has served as Chairman and Joint Chief Executive Officer of S&B Enterprises, a marketing and consulting company. In 1985, Mr. Bregman co-founded Cormorant Beach Club in St. Croix USVI and served as its Chief Executive Officer and Manager from 1985 to 1987. Prior to that time, Mr. Bregman was President of International Playtex, Inc. a manufacturer of intimate apparel, toiletries, pantyhose and baby nursers. Before joining International Playtex, Inc., Mr. Bregman served as Vice President of Marketing and Advertising for E&J Gallo Winery and as President of NCK, Inc., a worldwide advertising agency. Mr. Bregman also serves on the boards of directors for Symantec, Inc. and Sento, Inc. Mr. Bregman holds an A.B. in English Literature from Harvard College.

        Roel Pieper became a director of Quokka in December 1997. From May 1998 to May 1999, Mr. Pieper has served as a director and an Executive Vice President of Royal Philips Electronics N.V. From August 1997 to March 1998, Mr. Pieper served as Senior Vice President, Worldwide Sales and Marketing, of Compaq Computer Corporation. From January 1996 to August 1997, Mr. Pieper served as the President and Chief Executive Officer of Tandem Computers, Inc., where he helped reposition the company for its eventual merger with Compaq Computer Corporation. From September 1993 to December 1995, Mr. Pieper also served as the President and Chief Executive officers of Ub Networks, Inc., a wholly-owned subsidiary of Tandem Computers, Inc., until that subsidiary merged with Compaq Computer Corporation. From December 1990 to August 1993, Mr. Pieper was the President and Chief Executive Officer of AT&T's UNIX System Laboratories. Prior to that time, Mr. Pieper spent ten years in the employ of Software AG, where he was eventually promoted to the position of Chief Technology Officer. Mr. Pieper also serves on the boards of directors of Computer Associates, Inc., Veritas Software, Inc., General Magic, Inc. and Lincoln Financial Group. Mr. Pieper holds a Doctoral Degree in Mathematics and Computer Science from Delft Technical University and is Crown Fellow of the Aspen Institute in the United States.

        James G. Shennan, Jr., became a director of Quokka in December 1997. From June 1989 to the present, Mr. Shennan has been a General Partner of Trinity Ventures, a venture capital firm. Mr. Shennan has over 25 years experience in consumer products and services marketing. Mr. Shennan also serves on the boards of directors of the Starbucks Coffee Company and P. F. Chang's China Bistro, Inc., as well as several private consumer and e-commerce companies in which Trinity Ventures is an investor. Mr. Shennan holds a B.A. in International Politics from Princeton University and an M.B.A. from the Stanford Graduate School of Business.

        Barry M. Weinman became a director of Quokka in November 1997. From May 1993 to the present, Mr. Weinman has been a General Partner at Media Technology Ventures/AVI Management and has been making high tech venture capital investments in Silicon Valley since 1980. AVI Management and its new media fund, Media Technology Ventures, had approximately $300 million under management as of March 31, 1999. Mr. Weinman is also on the boards of directors of Women.com Networks (Women's Wire), Be, Inc., InfoGear, Inc. and TalkCity, Inc. Mr. Weinman holds a B.S. in Industrial Engineering from Clarkson College of Technology and an M.A. in International Relations from the London School of Economics/University of Southern California.

BOARD COMPOSITION

     Upon the completion of this offering, Quokka will have authorized seven directors. In accordance with the terms of our certificate of incorporation and bylaws, each of which will become effective upon the completion of this offering, the board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Upon the completion of this offering, the members of the classes will be divided as follows:

     - Class I: Messrs. Bertrand, Pieper and Ramadan;

     - Class II: Messrs. Bregman and Shennan; and

     - Class III: Messrs. Weinman and Williams.

     The Class I directors will stand for re-election or election at the 1999 annual meeting of stockholders. The Class II directors will stand for re-election or election at the 2000 annual meeting of stockholders and the Class III directors will stand for re-election or election at the 2001 annual meeting of stockholders. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election or special meeting held in lieu thereof.

     Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in the control or management of Quokka. Notwithstanding the foregoing, if Quokka is subject to Section 2115 of the California General Corporation Law, all directors shall be designated of the same class, and such directors shall be elected by cumulative voting if any stockholder requests cumulative voting. See "Description of Capital Stock -- Section 2115" for additional information relating to the effect of Section 2115 on Quokka.

     Directors of Quokka may be removed for cause by the affirmative vote of the holders of a majority of our voting stock and such directors may be removed without cause by the affirmative vote of the holders of at least two-thirds of our voting stock. Notwithstanding the foregoing, if Quokka is subject to Section 2115 of the California General Corporation Law, unless every director is removed, no single director may be removed without cause when the votes cast against such director's removal would be sufficient to elect that director if voted cumulatively. See "Description of Capital Stock -- Section 2115" for additional information relating to the effect of Section 2115 on Quokka.

BOARD COMMITTEES

     The Audit Committee of the board of directors consists of Messrs. Shennan and Weinman. The Audit Committee reviews our financial statements and accounting practices, makes recommendations to the board of directors regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors. The Compensation Committee of the board of directors consists of Messrs. Bregman, Shennan and Weinman. The Compensation Committee makes recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans. The Nominating Committee of the board of directors consists of Messrs. Bregman, Shennan and Williams. The Nominating Committee makes recommendations to the board of directors concerning the nomination of new directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the Compensation Committee of the board of directors is an officer or employee of Quokka. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

DIRECTOR COMPENSATION

     Except for Mr. Bregman, we have not provided cash compensation to non-employee directors for their services as directors. Following the completion of this offering, all directors will be eligible to participate in our 1999 Equity Incentive Plan, employee directors will be eligible to participate in our 1999 Employee Stock Purchase Plan and non-employee directors will be eligible to participate in our 1999 Non-Employee Directors' Stock Option Plan. See
"-- Employee Benefit Plans" for additional information relating to these plans.

     In October 1997, we entered into an agreement with Mr. Bregman, under which Mr. Bregman had been paid, as of March 31, 1999, an aggregate of $43,000. Prior to the completion of this offering, Mr. Bregman was compensated under the agreement at a rate of $2,000 for every board meeting attended and $500 for every committee meeting attended, if the committee meeting was held in conjunction with a board meeting. For each committee meeting not held in conjunction with a board meeting, Mr. Bregman received $1,500. Additionally, under the agreement, Mr. Bregman received an initial option grant as well as option grants in the amount of 16,000 shares each year. As of March 31, 1999, Mr. Bregman had been granted an aggregate of 112,000 shares of our stock outside of the 1997 Equity Incentive Plan with a weighted average exercise price of $0.80 per share.

EXECUTIVE COMPENSATION

     The following table shows compensation earned during fiscal 1998 by Quokka's chief executive officer and our only other executive officer who earned more than $100,000 in 1998. These people are referred to as the named executive officers. Titles shown in the table are titles held as of March 31, 1999. The information in the table includes salaries, bonuses, stock options granted and other miscellaneous compensation. We have not granted stock appreciation rights or restricted stock awards and provide no long-term compensation benefits other than stock options.

                        SUMMARY COMPENSATION TABLE(1)(2)

                                                                                       LONG-TERM AND
                                                   ANNUAL COMPENSATION FOR 1998      OTHER COMPENSATION
                                                  -------------------------------   --------------------
                                                                     OTHER ANNUAL   NUMBER OF SECURITIES
NAME AND PRINCIPAL POSITIONS                       SALARY    BONUS   COMPENSATION    UNDERLYING OPTIONS
----------------------------                      --------   -----   ------------   --------------------
Alan Ramadan....................................  $214,583    --         --                    --
  President, Chief Executive Officer and
  Director
Les Schmidt.....................................  $172,051    --         --               200,000
  Executive Vice President, Chief Financial
  Officer and Secretary

---------------
(1) In accordance with the rules of the Securities and Exchange Commission the compensation described in this table does not include medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees and certain perquisites and other personal benefits received by the named executive officers, which do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.

(2) Messrs. Riemer and Williams did not serve as employees of Quokka for all of 1998. If these officers' base salaries were annualized for all of fiscal 1998, their compensation would have required disclosure on this table. For 1998, Mr. Riemer's base salary on an annualized basis was $200,000. For 1998, Mr. William's base salary on an annualized basis was $200,000. Additionally, if Mr. Saralegui, who was not hired by Quokka until April 1999, had been employed with Quokka during 1998 pursuant to the same compensation arrangement that he has with us during 1999, his compensation would have required disclosure in this table. For 1999, Mr. Saralegui's base salary is $275,000.

                           OPTION GRANTS DURING 1998

     The following table sets forth each grant of stock options made during 1998 to each of the named executive officers.


                                                                                 POTENTIAL REALIZABLE
                                                                                       VALUE AT
                                                                                 ASSUMED ANNUAL RATES
                        NUMBER OF    PERCENTAGE OF                                  OF STOCK PRICE
                        SECURITIES   TOTAL OPTIONS    EXERCISE                     APPRECIATION FOR
                        UNDERLYING     GRANTED TO      PRICE                        OPTION TERM(4)
                         OPTIONS       EMPLOYEES        PER      EXPIRATION   --------------------------
NAME                    GRANTED(1)   DURING 1998(2)   SHARE(3)      DATE          5%             10%
----                    ----------   --------------   --------   ----------   ----------      ----------
Alan Ramadan(5).......        --           --             --           --             --              --
Les Schmidt(6)........   200,000          8.8%         $0.50      2/16/08     $3,158,000      $5,087,000


---------------
(1) Options granted in 1998 to the named executive officers were granted under the 1997 Equity Incentive Plan. All options granted to the named executive officers are immediately exercisable, incentive stock options, to the extent permissible under applicable IRS regulations. Generally, initial option grants vest as to 20% of the shares subject to the option one year from the date of hire and one-forty-eighth of the remaining shares subject to the option vest on each monthly anniversary thereafter. Bonus or promotion options vest according to the same schedule as the initial option grants except that the one year waiting period typically commences on the date the bonus is awarded or on the date of promotion. Other options vest according to the same schedule as the initial option grants except that the one year waiting period is reduced to ten months and the waiting period commenced on January 1, 1999. Upon certain changes in control of Quokka, this vesting schedule will accelerate as to all shares that are then unvested. Unvested shares are subject to Quokka's right of repurchase upon termination of employment. Options expire ten years from the date of grant.

(2) Based on an aggregate of 2,273,000 shares subject to options granted to employees of Quokka in 1998, including named executive officers.

(3) The exercise price per share of each option granted was equal to the fair market value of the common stock as determined by the board of directors on the date of the grant. In determining the fair market value of the stock granted on the grant date, the board of directors considered, among other things, Quokka's absolute and relative levels of revenues and other operating results and the state of Quokka's strategic relationships.


(4) Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by an assumed initial public offering price of $10.00 per share, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent Quokka's estimate or projection of future common stock prices.


(5) Excludes 300,000 shares subject to options granted in March 1999. Such options are subject to the same provisions regarding vesting as described in footnote (1) above, expire on March 15, 2009 and were granted at an exercise price of $8.00 per share.

(6) Excludes 250,000 shares subject to options granted in February 1999. Such options are subject to the same provisions regarding vesting as described in footnote (1) above, expire on February 25, 2009 and were granted at an exercise price of $7.00 per share.

 AGGREGATE OPTION EXERCISES IN 1998 AND YEAR-END OPTION VALUES AT DECEMBER 31,
                                      1998

     The following table sets forth the number of shares of common stock acquired and the value realized upon exercise of stock options during 1998 and the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 1998 by each of the named executive officers. Value at fiscal year end is measured as the difference between the exercise price and the fair market value on December 31, 1998.


                                                            NUMBER OF SECURITIES                VALUE OF
                                                           UNDERLYING UNEXERCISED              UNEXERCISED
                              NUMBER OF                          OPTIONS AT              IN-THE-MONEY OPTIONS AT
                               SHARES                       DECEMBER 31, 1998(3)          DECEMBER 31, 1998(4)
                             ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                         EXERCISE(1)   REALIZED(2)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                         -----------   -----------   -----------   -------------   -----------   -------------
Alan Ramadan...............     --                --            --          --                 --         --
Les Schmidt................   32,000        $304,000        168,000(5)        --       $1,596,000         --


---------------
(1) Represents shares which were vested on the date of exercise.


(2) Based on an assumed initial public offering price per share of $10.00, minus the per share exercise price, multiplied by the number of shares issued upon exercise of the option.


(3) Options granted to named executive officers may be exercised immediately (i.e. prior to vesting) pursuant to early exercise provisions contained in option agreements. Any unvested shares issued pursuant to any such early exercise are subject to a repurchase option in favor of Quokka at the original exercise price paid per share upon the optionee's cessation of service as an employee, director or consultant prior to the vesting of such shares. Such repurchase option lapses at a rate reflecting the vesting schedule of the underlying option. Accordingly, such repurchase option generally lapses at a rate of 2.083% per month.


(4) Based on the difference between the assumed initial public offering price per share of $10.00 and the exercise price.



(5) If exercised in full within 60 days of June 9, 1999, 143,334 of these shares would be subject to a right of repurchase in favor of Quokka.

EMPLOYEE BENEFIT PLANS

  1997 Equity Incentive Plan


        General. In February 1997, the board of directors adopted, and the stockholders approved, the 1997 Equity Incentive Plan. The incentive plan was amended in September 1998 and March 1999 and amended and restated in April 1999. As of June 9, 1999, options to purchase a total of 8,276,436 shares of common stock were held by all participants under the Incentive Plan and options to purchase 4,729,801 remained available for grant. The incentive plan provides for the grant of:


     - incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, to employees (including officers);

     - nonstatutory stock options;

     - restricted stock purchase awards; and

     - stock bonuses to employees (including officers), directors and consultants.

        Administration. The incentive plan is administered by the board of directors. The board of directors may delegate authority to administer the incentive plan to the compensation committee. The board of directors determines recipients, types of options to be granted, number of shares subject to the option vesting, and the exercisability of options granted. The board of directors also determines the exercise price of options granted. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the incentive plan vest at the rate specified in the option agreement.

     In general, the term of stock options granted under the incentive plan may not exceed 10 years. Unless the terms of an optionee's stock option agreement provide for earlier termination, in the event an optionee's service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee (or his beneficiary) may exercise any vested options up to twelve months (eighteen months in the event of death) after the date such service relationship ends. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may (unless the terms of the stock option agreement provide for earlier termination) exercise any vested options up to three months from cessation of service.

     Generally, an optionee may not transfer a stock option other than by will or the laws of descent or distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

        Option Grants. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option, and prior to our stock being publicly traded no nonstatutory stock option, may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of Quokka or any of its affiliates unless the following conditions are satisfied:

     - the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

     - the term of the incentive stock option award must not exceed five years from the date of grant.

     When we become subject to Section 162(m) of the Internal Revenue Code of 1986 (which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1.0 million), no person may be granted options under the incentive plan covering more than 2,000,000 shares of common stock in any calendar year. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the incentive plan. Under its general authority to grant options, the board of directors has the implicit authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. Both the original and new options will count toward the
Section 162(m) limitation.

        Restricted Stock and Stock Bonus Awards. Prior to our stock being publicly traded, the purchase price for each restricted stock award granted must be at least 100% of the fair market value of the stock subject to the option on the date of the award or at the time the purchase is consummated. For restricted stock awards made on or after the date that our stock is publicly traded, the purchase price for such awards must be at least 85% of the fair market value of the stock subject to the option on the date of the award or at the time the purchase is consummated. Rights to acquire shares under a stock bonus or restricted stock bonus agreement may not be transferred other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. Certain restricted stock awards made following the completion of this offering may be otherwise transferable if the stock bonus agreement so provides.

        Changes in Control. In the event of certain changes in control, all outstanding options under the incentive plan either will be assumed, continued or substituted for by any surviving entity. If the surviving entity determines not to assume, continue or substitute for such awards, the vesting provisions of such stock awards will be accelerated and such stock awards will be terminated upon the change in control if not previously exercised. In the event of an acquisition pursuant to Section 13(d) or 14(d) of the Exchange Act of securities representing 50% of our combined voting power, the vesting provisions of stock awards will either be assumed, continued or substituted by Quokka (or a controlling affiliate of Quokka) or accelerated immediately upon the occurrence of such event and such stock awards will be terminated upon such acquisition if not previously exercised.

  1999 Non-Employee Directors' Stock Option Plan

        General. In April 1999, the board of directors adopted, subject to stockholder approval, the 1999 Non-Employee Directors' Stock Option Plan to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors. The aggregate number of shares of common stock that may be issued pursuant to options granted under the directors' plan is 450,000 shares.

        Administration and Terms. The board of directors shall administer the directors' plan unless and until it delegates administration to a committee. Options granted under the directors' plan are generally subject to the following terms:

     - the exercise price of options granted will be equal to the fair market value of the common stock on the date of grant;

     - no option granted may be exercised after the expiration of 3 years from the date it was granted;

     - options granted are not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee;

     - an optionee may designate a beneficiary who may exercise the option following the optionee's death; and

     - an optionee whose service relationship with Quokka or any affiliate (whether as a non-employee director of Quokka or subsequently as an employee, director or consultant of either Quokka or an affiliate) ceases for any reason may exercise vested options for the term provided in the option agreement (12 months generally, 18 months in the event of death).

        Automatic Grants. Upon the completion of this offering, subject to certain exceptions, each non-employee director will automatically be granted an option to purchase 25,000 shares of common stock. Any individual who becomes a non-employee director after this offering will automatically receive this initial grant upon being elected to the board of directors. On June 1 of each year, commencing in 2000, any person who is then a non-employee director will automatically will be granted an option to purchase

25,000 shares of common stock, provided that if any non-employee director that had not served in that capacity for the entire period since the preceding June 1, then the number of shares subject to the annual grant shall be reduced, pro rata, for each full quarter the person did not serve during the previous period. Initial grants and annual grants vest and become immediately exercisable upon grant.

  1999 Employee Stock Purchase Plan

        General. In April 1999, the board of directors adopted, subject to stockholder approval, the 1999 Employee Stock Purchase Plan, authorizing the issuance of 1,000,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of any affiliate of ours. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of
Section 423 of the Code. As of the date hereof, no shares of common stock have been purchased under the purchase plan.

        Administration. The purchase plan shall be administered by the board of directors, but such administration may be delegated to the compensation committee. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions. The purchase plan is implemented by offerings of rights to eligible employees. Generally, all regular employees, including executive officers, who work at least 20 hours per week and are customarily employed by Quokka or by an affiliate of Quokka for at least five months per calendar year may participate in the purchase plan and may authorize payroll deductions of up to 15% of their earnings for the purchase of stock under the Purchase Plan. Under the plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and be approximately 12 months in duration with purchases occurring every six months. Unless otherwise determined by the board of directors, common stock is purchased for accounts of employees participating in the purchase plan at a price per share equal to the lower of:


     - 85% of the fair market value of a share of our common stock on the date of commencement of participation in this offering; or


     - 85% of the fair market value of a share of our common stock on the date of purchase.

        Limitations. Eligible employees may be granted rights only if the rights, together with any other rights granted under employee stock purchase plans, do not permit such employee's rights to purchase stock to accrue at a rate which exceeds $25,000 of the fair market value of such stock for each calendar year in which such rights are outstanding. In addition, an employee may purchase no more than 2,000 shares during any one offering. No employee shall be eligible for the grant of any rights under the Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock (measured by vote or value).

  401(k) Plan

     We sponsor the Quokka Sports, Inc. 401(k) Plan, a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended. All employees are eligible to participate and may enter the 401(k) plan as of the first day of any month. Participants may make pre-tax contributions to the 401(k) plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. We do not make matching contributions. Each participant's contributions, and the corresponding investment earnings, are generally not taxable to the participants until withdrawn. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

EMPLOYMENT AGREEMENTS


     In April 1999, we entered into a key employee agreement with Mr. Saralegui, under which Mr. Saralegui is compensated at a rate of $275,000 per year, paid on a semi-monthly basis. The agreement also provides for an stock option grant, pursuant to our 1997 Equity Incentive Plan, for the purchase of 1,000,000 shares our common stock at an exercise price of $8.50 per share. To the extent permissible under applicable IRS rules, this grant will be an incentive stock option grant. In the event Mr. Saralegui is terminated without cause, he is entitled to receive from us an amount equal to twelve months of his base salary as well as acceleration of a portion of his unvested options under certain circumstances.

                              CERTAIN TRANSACTIONS


     In January 1997, we issued and sold and aggregate of 3,800,000 shares of common stock in exchange for all of the properties, rights, interests and other tangible and intangible assets of Ozware Developments Unit Trust, an Australian unit trust. From March 1997 to August 1997, we issued and sold an aggregate of 5,851,566 shares of common stock at $0.50 per share. In October 1997, we issued warrants to purchase an aggregate of 212,800 shares of common stock at an exercise price of $0.50 per share. In December 1997, we issued and sold an aggregate of 7,720,590 shares of Series A preferred stock at $0.68 per share. Between March 1998 and December 1998, we issued and sold warrants to purchase up to 245,098 shares of Series A preferred stock at an exercise price of $1.02 per share, 245,098 shares of Series B preferred stock at an exercise price of $1.02 per share, 72,727 shares of Series B preferred stock at an exercise price of $1.50 per share and 72,727 shares of Series C preferred stock at an exercise price of $3.25 per share. The warrants were amended and partially exercised in December 1998 for 145,559 shares of Series A preferred stock, 145,559 shares of Series B preferred stock, 24,242 shares of Series B preferred stock and 24,242 shares of Series C preferred stock. The warrants, as amended, are currently exercisable for 99,539 shares of Series A preferred stock at an exercise price of $1.02 per share, 99,539 shares of Series B preferred stock at an exercise price of $1.02 per share, 48,485 shares of Series B preferred stock at an exercise price of $1.50 per share and 48,485 shares of Series C preferred stock at an exercise price of $3.25 per share and will expire upon the closing of our initial public offering. From June to August 1998, we issued and sold an aggregate of 10,737,068 shares of Series B preferred stock at $1.50 per share. In December 1998, we issued and sold an aggregate of 4,938,756 shares of Series C preferred stock at $3.25 per share. From February 1999 to March 1999, we issued and sold warrants to purchase up to an aggregate of 2,391,750 shares of Series C preferred stock at a weighted average per share price of $5.33. In April 1999, we issued and sold warrants to purchase up to an aggregate of 161,538 shares of Series C preferred stock at an exercise price of $3.25 per share. In May and June 1999, Quokka issued and sold an aggregate of 4,522,223 shares of Series D preferred stock at $9.00 per share.


     The following table identifies the directors, executive officers and five percent stockholders who have made equity investments in Quokka to purchase shares of our preferred stock or common stock. See "Principal Stockholders" for additional information relating to the beneficial ownership of these stockholders.

                                  SHARES OF     SHARES OF SERIES A   SHARES OF SERIES B   SHARES OF SERIES C   SHARES OF SERIES D
INVESTOR                         COMMON STOCK    PREFERRED STOCK      PREFERRED STOCK      PREFERRED STOCK      PREFERRED STOCK
--------                         ------------   ------------------   ------------------   ------------------   ------------------
Alan S. Ramadan(1).............   2,090,572                --                   --                   --                   --
Richard H. Williams(2).........   2,500,000           208,823                   --                   --                   --
John Bertrand A.M. ............   2,116,204                --                   --                   --                   --
Walter W. Bregman(3)...........     200,000            22,058               89,381               30,769                   --
Roel Pieper....................     500,000           257,353              305,523              215,679                   --
Les Schmidt(4).................      35,500                --              200,000               76,923                   --
L. Steve Nelson................     360,967                --               33,333               15,385                   --
David A. Riemer................          --                --                   --               20,000                   --
M. Elizabeth Sandell...........          --                --                   --               15,385                   --
Media Technology Ventures,
  LP(5)........................          --         2,941,177            1,185,524              769,231                   --
MediaOne Interactive Services,
  Inc.(6)......................          --                --            2,666,667            1,230,770                   --
Intel Corporation(7)...........          --         1,322,030            1,311,003            1,255,012                   --
Accel VI LP(8).................          --                --            3,333,333              153,846                   --
Trinity Ventures V, LP(9)......          --         2,205,883              884,752              153,846                   --
Wakefield Group II LLC.(10)....     800,000           577,942              555,791               92,308                   --

---------------
(1) Includes 1,900,000 shares of common stock held by Pogmohane Partners, LP, an entity for which Mr. Ramadan serves as a general partner.

(2) Excludes warrants to purchase 56,800 shares of common stock issued to Mr. Williams in October 1997.

 (3) Includes 200,000 shares of common stock, 22,058 shares of Series A preferred stock, 89,381 shares of Series B preferred stock and 30,769 shares of Series C preferred stock held in the Bregman Revocable Trust u/a/d 8/21/92, for which Mr. Bregman, a director of Quokka, serves as a trustee. Does not include warrants to purchase 6,000 shares of common stock issued to the Bregman Revocable Trust u/a/d 8/21/92 in October 1997. Excludes options to purchase 112,000 shares of common stock granted to Mr. Bregman outside of the 1997 Equity Incentive Plan.

 (4) Includes 182,000 shares of Series B preferred stock and 76,923 shares of Series C preferred stock held in The Les Schmidt and Joanne P. Hattum Family Trust u/t/d 4/8/92, for which Mr. Schmidt, an executive officer of Quokka, serves as a trustee. Also includes 6,000 shares of common stock held by each of The Schmidt Family Irrevocable Trust, dated 12/27/95, FBO Caryn H. Schmidt, The Schmidt Family Irrevocable Trust, dated 12/27/95, FBO Bryan P. Schmidt and The Schmidt Family Irrevocable Trust, dated 12/27/95, FBO Taylor G. Schmidt.

 (5) Includes 769,231 shares of Series C preferred stock held by Media Technology Equity Partners, LP, and 336,337 shares of Series A preferred stock and 135,570 shares of Series B preferred stock held by Media Technology Ventures Entrepreneurs Fund, L.P. Mr. Weinman, a director of Quokka, is affiliated with the Media Technology entities.

 (6) Excludes warrants to purchase 153,846 shares of Series C preferred stock issued to MediaOne Interactive Services, Inc. in April 1999.

 (7) Excludes warrants to purchase 99,539 shares of Series A preferred stock, warrants to purchase 148,024 shares of Series B preferred stock and warrants to purchase 48,485 shares of Series C preferred stock issued to Intel Corporation in December 1998. These warrants represent the balance of warrants issued upon the amendment and partial exercise of the original warrants issued between March 1998 and December 1998.

 (8) Includes 346,667 shares of Series B preferred stock and 16,000 shares of Series C preferred stock held by Accel Internet Fund II LP, 230,000 shares of Series B preferred stock and 10,615 shares of Series C preferred stock held by Accel Investors '98 LP, and 43,333 shares of Series B preferred stock and 2,000 shares of Series C preferred stock held by Accel Keiretsu VI LP.

 (9) Includes 121,791 shares of Series A preferred stock, 48,849 shares of Series B preferred stock and 7,692 shares of Series C preferred stock held by Trinity V, side-by-side fund, LP. Mr. Shennan, a director of Quokka, is affiliated with Trinity Ventures V, LP and Trinity V, Side-by-Side Fund, LP.

(10) Excludes warrants to purchase 100,000 shares of common stock issued to Wakefield Group LLC in October 1997.

     Pursuant to an investors' rights agreement dated May 27, 1999 between Quokka and certain investors, the investors have certain registration rights for the shares of common stock held by them, or subject to acquisition upon exercise of certain warrants. See "Description of Capital Stock -- Registration Rights" for a description of these registration rights.

     In March 1998, we entered into a software license and development agreement with Intel Corporation, a holder of more than five percent of our outstanding capital stock. Under this agreement, Intel is developing transport level software that will allow end users to view multiple video streams which are delivered over a satellite network. In connection with this agreement, we issued warrants to Intel to purchase 635,650 shares of our preferred stock at prices ranging from $1.02 to $3.25 per share. Intel has exercised warrants to purchase 339,602 shares of our preferred stock. The remaining outstanding warrants will expire upon this offering if not earlier exercised.

     In April 1999, we entered into a trial agreement with MediaOne Interactive Services, Inc., a holder of more than five percent of our outstanding capital stock. Under this agreement, Quokka and MediaOne are working together to implement and test streaming media over the MediaOne cable modem infrastructure. In connection with this agreement, Quokka has issued warrants to MediaOne to purchase 153,846 shares of our preferred stock at an exercise price of $3.25 per share. These warrants will expire in January 2009 if not earlier exercised.

     Since February 1, 1999, in connection with Mr. Bertrand's relocation to London, England, we have been paying, and will continue to pay, Mr. Bertrand an amount equal to $3,000 per month to secure Mr. Bertrand's residence in San Francisco, California as short-term corporate housing for various persons associated with Quokka.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of June 9, 1999 by:



     - each stockholder known by us to be the beneficial owner of more than 5% of our common stock;



     - each of our directors;



     - the named executive officers; and



     - all executive officers and directors as a group.


Unless otherwise noted, the address for the individuals listed below is: c/o Quokka Sports, 525 Brannan Street, San Francisco, California 94107.


                                                                            PERCENTAGE OWNED(1)
                                                       NUMBER OF     ---------------------------------
NAME OF BENEFICIAL OWNER                                 SHARES      BEFORE OFFERING    AFTER OFFERING
------------------------                               ----------    ---------------    --------------
Entities associated with Media Technology
  Ventures(2)........................................   4,895,932         12.6%              11.2%
  One First Street, Suite 2
  Los Altos, CA 94022
Intel Corporation....................................   4,184,093         10.8%               9.6%
  2200 Mission College Blvd.
  Santa Clara, CA 95052
MediaOne Interactive Services, Inc.(3)...............   4,051,283         10.4%               9.2%
  9000 E. Nichols Avenue, Suite 100
  Englewood, CO 80112
Entities associated with Accel VI LP(4)..............   3,487,179          9.0%               8.0%
  428 University Avenue
  Palo Alto, CA 94301
Entities associated with Trinity Ventures(5).........   3,244,481          8.4%               7.4%
  3000 Sand Hill Road
  Building 1, Suite 240
  Menlo Park, CA 94025
Wakefield Group II LLC(6)............................   2,126,041          5.5%               4.8%
  1110 East Morehead
  Charlotte, NC 28204
Pogmohane Partners, LP...............................   1,900,000          4.9%               4.3%
  151 Lark Lane
  Mill Valley, CA 94941
Alan Ramadan(7)......................................   2,390,572          6.1%               5.4%
Richard H. Williams(8)...............................   2,915,623          7.5%               6.6%
  P.O. Box 4281
  Incline Village, NV 89450
John Bertrand(9).....................................   2,266,204          5.8%               5.2%
  c/o Quokka Sports
  133 Long Acre
  London, WC2E98D
Walter Bregman(10)...................................     379,674          1.0%                 *
Roel Pieper(11)......................................   1,278,555          3.3%               2.9%

                                                                            PERCENTAGE OWNED(1)
                                                       NUMBER OF     ---------------------------------
NAME OF BENEFICIAL OWNER                                 SHARES      BEFORE OFFERING    AFTER OFFERING
------------------------                               ----------    ---------------    --------------
James G. Shennan, Jr.(12)............................   3,244,481          8.4%               7.4%
  c/o Trinity Ventures V, L.P.
  3000 Sand Hill Road
  Building 1, Suite 240
  Menlo Park, CA 94025
Barry M. Weinman(13).................................   4,895,932         12.6%              11.2%
  c/o Media Technology Ventures
  One First Street, Suite 12
  Los Altos, CA 94022
Les Schmidt(14)......................................     708,923          1.8%               1.6%
All directors and executive officers as a group (8
  persons)(15).......................................  18,079,964         45.3%              40.3%


---------------

  *  Less than 1%.



 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 38,791,118 shares of common stock outstanding as of June 9, 1999 and 43,791,118 shares outstanding immediately following completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of June 9, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.


 (2) Includes 3,654,794 shares held by Media Technology Ventures, LP, 769,231 shares held by Media Technology Equity Partners, LP, and 471,907 shares held by Media Technology Ventures Entrepreneurs Fund, LP (collectively, the "MT Funds"). Mr. Weinman, a director of Quokka, is a general partner of each of the MT Funds and, as such, may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by the MT Funds. Mr. Weinman disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

 (3) Includes warrants to purchase 153,846 shares that are currently exercisable.

 (4) Includes 2,838,564 shares held by Accel VI LP, 362,667 shares held by Accel Internet Fund II LP, 240,615 shares held by Accel Investors '98 LP, and 45,333 shares held by Accel Keiretsu VI LP (collectively, the "Accel Funds").

 (5) Includes 3,066,149 shares held by Trinity Ventures V, LP and 178,332 shares held by Trinity V, Side-by-Side Fund, LP. Mr. Shennan, a director of Quokka, is a general partner of Trinity Ventures V, LP and Trinity V, side-by-side fund, LP. As such, Mr. Shennan may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by Trinity Ventures V, LP and Trinity V, side-by-side fund, LP. Mr. Shennan disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

 (6) Includes warrants to purchase 100,000 shares that expire if not exercised prior to the completion of this offering.

 (7) Includes 1,900,000 shares held by Pogmohane Partners, L.P. Mr. Ramadan, a director of Quokka, is a general partner of Pogmohane Partners, L.P. As such, Mr. Ramadan may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by Pogmohane Partners, L.P. Mr. Ramadan disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. Also includes 300,000 shares underlying currently exercisable stock options. If exercised in full within 60 days of the date of this table, all of the shares subject to the options would be subject to a repurchase right in favor of Quokka.

 (8) Includes warrants to purchase 56,800 shares that expire if not exercised prior to the completion of this offering. Includes 150,000 shares underlying currently exercisable stock options. If exercised in full within 60 days of the date of this table, all of the shares subject to the option would be subject to a repurchase right in favor of Quokka.

 (9) Includes 150,000 shares underlying currently exercisable stock options. If exercised in full within 60 days of the date of this table, all of the shares subject to the option would be subject to a repurchase right in favor of Quokka.


(10) Includes 342,208 shares held in the Bregman Revocable Trust u/a/d 8/21/92, for which Mr. Bregman, a director of Quokka, serves as a trustee. Mr. Bregman disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. Includes warrants to purchase 6,000 shares that expire if not exercised prior to the completion of this offering. Includes 33,066 shares underlying currently exercisable stock options granted to Mr. Bregman outside Quokka's 1997 Equity Incentive Plan.


(11) All shares are held outright by Mr. Pieper.

(12) Includes 3,066,149 shares held by Trinity Ventures V, LP and 178,332 shares held by Trinity V, Side-by-Side Fund, LP See footnote (5) above regarding Mr. Shennan's indirect pecuniary interest in these shares.

(13) Includes 4,895,932 shares held by MT Funds. See footnote (2) above regarding Mr. Weinman's indirect pecuniary interest in these shares.

(14) Includes 258,923 shares held in The Les Schmidt and Joanne P. Hattum Family Trust u/t/d 4/8/92, for which Mr. Schmidt, an executive officer of Quokka, serves as a trustee. Mr. Schmidt disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. Includes 414,500 shares underlying currently exercisable stock options. If exercised in full within 60 days of the date of this table, 389,834 shares would be subject to a right of repurchase in favor of Quokka.

(15) See footnotes (1) through (14) above, as applicable.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock and material provisions of our certificate of incorporation and bylaws, which will become effective upon the completion of this offering, is a summary only and is qualified in its entirety by the complete provisions of the certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement, of which this prospectus is a part.

     Upon the closing of this offering, our authorized capital stock will consist of 110,000,000 shares of common stock, $0.0001 par value per share and 10,000,000 shares of preferred stock, $0.0001 par value per share.

COMMON STOCK

     Upon the closing of this offering, each outstanding share of non-voting common stock will be automatically converted to voting common stock and, at such time, no share of common stock, whether previously designated as non-voting common stock or voting common stock, will be subject to any further conversion right. The common stock is not entitled to preemptive rights and is not subject to redemption.

     Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Unless Section 2115 of the California Corporations Code is applicable to us, holders of common stock are not entitled to cumulative voting rights with respect to the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Upon a liquidation, dissolution or winding-up of Quokka, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK


     Upon the closing of this offering, all outstanding shares of Series A, Series B, Series C and Series D preferred stock will be converted into 28,258,239 shares of common stock. Following the conversion, the shares converted will be retired from the number of authorized shares of preferred stock.


     Upon the closing of this offering, the board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Quokka and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

WARRANTS

     In October 1997, we issued warrants to purchase an aggregate of 212,800 shares of common stock at an exercise price of $0.50 per share to four investors. Each of these warrants will expire upon the closing of this offering, unless earlier exercised.

     Between March 1998 and December 1998, we issued and sold warrants to purchase up to 245,098 shares of Series A preferred stock at an exercise price of $1.02 per share, 245,098 shares of Series B preferred stock at an exercise price of $1.02 per share, 72,727 shares of Series B preferred stock at an exercise price of $1.50 per share and 72,727 shares of Series C preferred stock at an exercise price of $3.25 per share to Intel Corporation (the "Intel Warrants"). The Intel Warrants were amended in December 1998 and partially exercised by Intel in December 1998 for 145,559 shares of Series A preferred stock, 145,559 shares of Series B preferred stock, 24,242 shares of Series B preferred stock and 24,242 shares of Series C preferred stock. The Intel Warrants, as amended, are currently exercisable for 99,539 shares of Series A preferred stock at an exercise price of $1.02 per share, 99,539 shares of Series B preferred stock at an exercise price of $1.02 per share, 48,485 shares of Series B preferred stock at an exercise price of $1.50 per share and 48,485 shares of Series C preferred stock at an exercise price of $3.25 per share. Each of the Intel Warrants will expire upon completion of this offering, unless earlier exercised.

     From February 1999 to April 1999, we issued and sold warrants to purchase up to an aggregate of 2,553,288 shares of Series C preferred stock at a weighted average per share price of $5.24 to four investors. On February 8, 2009, 2,100,000 of these warrant shares will expire. On March 19, 2004, 76,366 of these warrant shares will expire. On January 22, 2009, 153,846 of these warrant shares will expire. The remaining 223,076 of these warrant shares will expire three years from the effective date of this offering.

     Each of the aforementioned warrants are subject to the provisions of an investors' rights agreement. See "-- Registration Rights" for additional information relating to this agreement.

REGISTRATION RIGHTS


     Pursuant to an investors' rights agreement dated May 27, 1999, between Quokka and some of our investors, the investors have registration rights for the 38,418,653 shares of common stock held by them, or subject to acquisition upon exercise of warrants. Under the rights agreement, the investors may demand, by written request from holders of more than 50% of the then outstanding investors' registrable securities, that we file a registration statement under the Securities Act covering all or a portion of the investors' registrable securities, provided that, in the case of a registration on a form other than a Form S-3, there is a reasonably anticipated aggregate offering price to the public of at least $10.0 million, or in the case of a registration of Form S-3, there is a reasonably anticipated aggregate offering price to the public of at least $1.0 million. These registration rights are subject to our right to delay the filing of a registration statement, in the case of a registration on a form other than a Form S-3, for a period not to exceed 60 days, and, in the case of a registration on a Form S-3, for a period not to exceed 90 days. In the case of a registration on a form other than a Form S-3, we cannot delay more than twice in a 12-month period after receiving the registration demand. In the case of a registration on a Form S-3, we cannot delay more than once in a 12-month period after receiving the registration demand. In the case of a registration on a form other than a Form S-3, the managing underwriter, if any, of any such offering has certain rights to limit the number of the Registrable Securities proposed to be included in such registration.


     In addition, the investors have "piggyback" registration rights. If we propose to register any of its securities under the Securities Act of 1933 (other than pursuant to the investors' demand registration rights noted above), the investors may require us to include all or a portion of their registrable securities in such registration. The managing underwriter, if any, of any such offering will have the right to limit the number of the registrable securities to no less than 25% of the total number of securities proposed to be included in such registration.

     All registration expenses incurred in connection with the above registrations would be borne by us. Each selling investor would pay all underwriting discounts and selling commissions applicable to the sale of his or its registrable securities.

     All registration rights described above will terminate ten years after the date of our initial public offering. Following the closing of this offering, the rights of each investor holding less than 1% of our outstanding common stock under the rights agreement will terminate when that investor may sell all of its or his shares under Rule 144(k) of the Securities Act or during any 90-day period under Rule 144 of the Securities Act.

SECTION 2115

     We are currently subject to Section 2115 of the California General Corporation Law. Section 2115 provides that, regardless of a company's legal domicile, certain provisions of California corporate law will apply to that company if more than 50% of its outstanding voting securities are held of record by persons having addresses in California and the majority of the Company's operations occur in California.

     The following table sets forth some of the effects on our corporate governance of Section 2115:

                                 SECTION 2115                       NON-SECTION 2115
                                 ------------                       ----------------
Election of           Cumulative voting is allowed which   No cumulative voting is allowed;
  Directors           allows each shareholder to vote the  accordingly a holder of 50% or more number of votes equal to the number  of voting stock controls election
                      of candidates multiplied by the      of all directors.
                      number of votes to which the
                      shareholders' shares are normally
                      entitled in favor of one candidate.
                      This potentially allows minority
                      stockholders to elect some members
                      of the board of directors.
Removal of Directors  Removal with or without cause by     Removal is only allowed without
                      the affirmative vote of the holders  cause upon the affirmative vote of of a majority of outstanding voting  66 2/3% of the outstanding voting
                      stock is allowed.                    stock.
Supermajority Vote    In order to institute a              Simple majority may adopt amendment
  Requirement         supermajority provision, the         providing for supermajority.
                      amendment must be approved by at
                      least as large a proportion as
                      would be required under the
                      amendment.
Dividend              Dividends are only payable (a) out   Dividends are payable out of either
  Distribution        of the surplus of retained earnings  the surplus of retained earnings or
                      and (b) if, immediately after the    out of its net profits for the year
                      distribution, a company's assets     the distribution takes place, or
                      are at least equal to its            the preceding year.
                      liabilities.
Dissenters' Rights    Generally available in any type of   Generally only available in a
                      reorganization, including a merger,  merger. No rights so long as our
                      sale of assets or sale/exchange of   common stock is quoted on the
                      shares. If the shares are listed on  Nasdaq National Market or traded on an exchange, 5% of the stockholders  an exchange.
                      must assert their right for any
                      stockholder to have these rights.

In addition to these differences, Section 2115 also provides for information rights and required filings in the event a company effects a sale of assets or completes a merger.

     We anticipate that our common stock will be qualified for trading as a national market security on the Nasdaq National Market and that we will have at least 800 stockholders of record by the record date for our 2000 annual meeting of stockholders. If these two conditions occur, then we will no longer be subject to Section 2115 as of the record date for our 2000 annual meeting of stockholders. See "-- Common Stock" and "Management -- Board Composition" for additional information relating to the effects of Section 2115 on Quokka.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

  Delaware Law

     We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder unless:

     - prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

     - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Section 203 defines an "interested stockholder" as:

     - any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation; and

     - any entity or person affiliated with or controlling or controlled by the entity or person.

     A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders' amendment approved by a majority of the outstanding voting shares. We have not "opted out" of the provisions of Section 203. The statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to Quokka and, accordingly, may discourage attempts to acquire Quokka.

  Charter Provisions

     Our bylaws divide the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Quokka. In addition, the bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or a special meeting of the stockholders may be taken only if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The bylaws also provide that special meetings of our stockholders may be called only by the board of directors, the chairman of the board, the chief executive officer or the holders of 50% or more of our outstanding stock. See "Management -- Board Composition" for additional information relating to the classification of the board of directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation, which will become effective upon the closing of this offering, contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

     - any breach of the director's duty of loyalty;

     - acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

     - payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

     - any transaction from which the director derives an improper personal benefit.

     These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

     Our bylaws, which will become effective upon the closing of this offering, require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may limit the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against Quokka or its directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our board of directors.

     We have entered into indemnity agreements with each of our current directors and certain of our executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of Quokka for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so.

     Quokka plans to obtain directors' and officers' liability insurance.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for Quokka's common stock is BankBoston
N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering and based on the number of shares outstanding as of June 9, 1999, Quokka will have outstanding 43,791,118 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by "affiliates" of Quokka as that term is defined in Rule 144 under the Securities Act. Of the remaining shares, all of the 38,791,118 shares held by existing stockholders are subject to lock-up agreements generally providing that, with certain limited exceptions, the stockholder will not:



     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for or repayable with common stock; or



     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus.



As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares can be sold until 181 days after the date of the final prospectus. Beginning 181 days after the date of the final prospectus, 33,737,470 of these shares will be eligible for sale in the public market, although a portion of such shares will be subject to certain volume limitations pursuant to Rule 144. The remaining restricted shares will become eligible for sale from time to time thereafter upon expiration of applicable holding periods under Rule 144 under the Securities Act and Quokka's right to repurchase unvested shares. Holders of options to purchase common stock of Quokka are also subject to 180-day lock-up agreements.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:



     - 1% of the number of shares of common stock then outstanding (which will equal approximately 437,911 shares immediately after this offering); or



     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.


Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Quokka. Under Rule 144(k), a person who is not deemed to have been an affiliate of Quokka at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to Quokka who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

     Some holders of shares of common stock are also entitled to rights with respect to registration of such shares of common stock for offer and sale to the public. See "Description of Capital Stock -- Registration Rights" for additional information relating to registration rights.

     There can be no assurance that an active public market for the common stock will continue after this offering. Future sales of substantial amounts of common stock (including shares issued upon exercise of outstanding options) in the public market after this offering could adversely affect market prices prevailing from time to time and could impair Quokka's ability to raise capital through the sale of its equity securities. As described below, only a limited number of shares will be available for sale immediately after this offering due to certain contractual restrictions on resale. Sales of substantial amounts of common stock of Quokka in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of Quokka to raise equity capital in the future.

                                  UNDERWRITING


     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and BancBoston Robertson Stephens Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among Quokka and the underwriters, Quokka has agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from Quokka, the number of shares of common stock set forth opposite its name below.



                                                                 NUMBER
UNDERWRITER                                                     OF SHARES
-----------                                                     ---------
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Lehman Brothers Inc. .......................................
BancBoston Robertson Stephens Inc. .........................
                                                                ---------
             Total..........................................    5,000,000
                                                                =========


     In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to each such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated. The closing with respect to the sale of shares of common stock to be purchased by the underwriters are conditioned upon one another.

     The representatives have advised Quokka that the underwriters propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to
certain dealers at such price less a concession not in excess of $     per share
of common stock. The underwriters may allow, and such dealers may reallow, a
discount not in excess of $     per share of common stock to certain other
dealers. After the initial public offering, the public offering price, concession and discount may change.


     Quokka has granted options to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the underwriters exercise these options, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such underwriters initial amount reflected in the foregoing table.


     The following table shows the per share and total public offering price, underwriting discount to be paid by Quokka to the underwriters, and the proceeds before expenses to Quokka. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                 PER SHARE    WITHOUT OPTION    WITH OPTION
                                                 ---------    --------------    -----------
Public Offering Price..........................    $             $                $
Underwriting Discount..........................    $             $                $
Proceeds, before expenses, to Quokka...........    $             $                $


     The expenses of the offerings (exclusive of the underwriting discount and commissions) are estimated at $1.3 million and are payable by Quokka.


     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     At the request of Quokka, the underwriters have reserved for sale, at the initial public offering price, up to 500,000 of the shares offered hereby to be sold to certain directors, officers, employees, distributors, dealers, business associates and related persons of Quokka. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered in this prospectus.


     Quokka and its executive officers, directors and other stockholders beneficially owning substantially all of the outstanding shares of common stock have agreed, subject to certain exceptions, not to directly or indirectly:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for or repayable with common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing;

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise; or

     - make any demand for, or exercise any right with respect to, the registration of any share of common stock or any securities convertible into or exchangeable for common stock, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus.

     Prior to this offering, there has been no public market for the common stock of Quokka. The initial public offering price will be determined through negotiations between Quokka and the representatives. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, are expected to be price-revenue and discounted price-earnings ratios of publicly traded companies that the representatives believe to be comparable to Quokka, certain financial information of Quokka, the history of, and the prospects for, Quokka and the industry in which it competes, and an assessment of Quokka's management, its past and present operations, the prospects for, and timing of, future revenues of Quokka, and the present state of Quokka's development. There can be no assurance that an active trading market will develop for the common stock or that the common stock will trade in the public market subsequent to this offering at or above the initial public offering price.

     The underwriters do not expect sales of the common stock to be made to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

     The underwriters do not intend to confirm sales of the common stock offered hereby to any accounts over which they exercise discretionary authority.

     Quokka has agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of this offering.

     Until the distribution of the common stock is completed, SEC rules may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

     If the underwriters create a short position in the common stock in connection with the offering contemplated hereby, i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment options described above.

     The representatives may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the common stock to the extent that it discourages resales of the common stock.

     Neither Quokka nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither Quokka nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued.

                                 LEGAL MATTERS


     The validity of the shares of common stock offered hereby will be passed upon for Quokka by Cooley Godward LLP, San Francisco, California. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation. An investment partnership affiliated with Cooley Godward LLP owns 127,887 shares of Quokka's preferred stock, which will convert into 127,887 shares of Quokka's common stock upon the closing of this offering.


                                    EXPERTS

     The financial statements included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants. The companies and periods covered by these audits are indicated in the individual reports of PricewaterhouseCoopers LLP. Such financial statements have been so included in reliance on the reports of PricewaterhouseCoopers LLP given on the authority of said firm as experts in auditing and accounting.

                        CHANGE IN PRINCIPAL ACCOUNTANTS


     In March 1998, KPMG LLP was dismissed and PricewaterhouseCoopers LLP replaced KPMG LLP as our independent accountants. The selection of PricewaterhouseCoopers LLP as our independent accountants was ratified by our board of directors in April 1998. During fiscal 1997 and fiscal 1998, we had no disagreement with our former accountants, KPMG LLP, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. KPMG LLP did not issue a report on our financial statements with respect to the years ended December 31, 1997 or 1998.


                             ADDITIONAL INFORMATION

     A registration statement on Form S-1 relating to the common stock offered hereby has been filed by Quokka with the Securities and Exchange Commission in Washington, D.C. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to Quokka and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the SEC's principal office at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the SEC's at 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of certain fees prescribed by the SEC. The SEC maintains a Web site that contains reports, proxy statements and other information regarding registrants, including Quokka. The address of the SEC's Web site is www.sec.gov.


     As a result of this offering, Quokka will be subject to the information requirements of the Securities Exchange Act of 1934. So long as Quokka is subject to periodic reporting requirements of the Exchange Act, it will continue to furnish the reports and other information required thereby to the SEC. Quokka intends to furnish its stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports containing unaudited financial information.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations.......................   F-4
Consolidated Statements of Stockholders' Equity.............   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of
  Quokka Sports, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Quokka Sports, Inc. and subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
San Francisco, California
January 22, 1999, except as to Note 11

  for which the date is June 11, 1999

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                                                        PRO FORMA
                                                          DECEMBER 31,   DECEMBER 31,    MARCH 31,      MARCH 31,
                                                              1997           1998           1999           1999
                                                          ------------   ------------   ------------   ------------
                                                                                        (UNAUDITED)    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.............................  $ 4,026,610    $ 23,994,355   $ 15,262,901
  Accounts receivable...................................       76,151       1,150,603        819,800
  Prepaid expenses and other............................      246,328         331,108      1,413,683
                                                          -----------    ------------   ------------
         Total current assets...........................    4,349,089      25,476,066     17,496,384
Property and equipment, net.............................      301,944       2,736,298      5,357,025
                                                          -----------    ------------   ------------
         Total assets...................................  $ 4,651,033    $ 28,212,364   $ 22,853,409
                                                          ===========    ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................  $   480,577    $    289,050   $  2,220,288
  Accrued expenses......................................       81,990       1,199,357        726,819
  Current portion of long-term debt and capitalized
    lease obligations...................................       37,112         290,188        347,132
  Deferred revenues.....................................    2,305,613         479,735        248,985
                                                          -----------    ------------   ------------
         Total current liabilities......................    2,905,292       2,258,330      3,543,224
                                                          -----------    ------------   ------------
Long term debt and capitalized lease obligations, net of
  current portion.......................................       82,572         500,710        698,523
Commitments (Note 5)
Stockholders' equity:
Preferred stock, $0.0001 par value; authorized:
  8,500,000 at December 31, 1997 and 27,600,000 at
  December 31, 1998 and March 31, 1999 (unaudited);
  issued and outstanding: 7,720,590 at December 31, 1997
  and 23,736,016 at December 31, 1998 and March 31, 1999
  and pro forma shares (unaudited); liquidation value:
  $37,839,029 at December 31, 1998 and March 31, 1999
  (unaudited)...........................................          772           2,374          2,374   $         --
Common stock:
  Voting stock, $0.0001 par value; authorized:
    20,500,000 at December 31, 1997 and 45,400,000 at
    December 31, 1998 and March 31, 1999 (unaudited);
    issued and outstanding: 9,351,566 at December 31,
    1997 and 9,400,365 at December 31, 1998; and
    9,589,342 and March 31, 1999 (unaudited) and
    34,134,206 pro forma shares.........................          935             940            959          3,413
  Non-voting stock, $0.0001 par value; authorized:
    300,000 at December 31, 1997 and 1998 and March 31
    1999 (unaudited); issued and outstanding: 300,000 at
    December 31, 1997 and 1998 and March 31, 1999
    (unaudited) and no pro forma shares.................           30              30             30             --
Additional paid-in capital..............................    8,107,295      41,018,912     41,086,953     42,103,621
Warrants and other......................................       61,860         477,115      1,414,993        938,038
Accumulated deficit.....................................   (6,507,723)    (16,046,047)   (23,893,647)   (23,893,647)
                                                          -----------    ------------   ------------   ------------
         Total stockholders' equity.....................    1,663,169      25,453,324     18,611,662   $ 19,151,425
                                                          -----------    ------------   ------------   ============
         Total liabilities and stockholders' equity.....  $ 4,651,033    $ 28,212,364   $ 22,853,409
                                                          ===========    ============   ============


  The accompanying notes are an integral part of these consolidated financial statements.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                               THREE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                   MARCH 31,
                                  ---------------------------------------   -------------------------
                                     1996          1997          1998          1998          1999
                                  -----------   -----------   -----------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
Revenues........................  $    38,906   $ 3,999,781   $ 8,635,099   $ 4,867,218   $   896,566
Costs and expenses
  Production costs..............      610,867     5,130,130     7,779,593     3,430,803     2,717,704
  Research and engineering......      423,303     1,029,539     4,480,224       585,500     2,132,284
  Sales and marketing...........       53,165       815,540     2,519,418       358,491     1,389,967
  General and administrative....      507,770     1,827,380     3,184,372       870,704     1,790,681
  Depreciation and
     amortization...............           --        68,247       530,261        43,789       430,406
                                  -----------   -----------   -----------   -----------   -----------
     Total costs and expenses...    1,595,105     8,870,836    18,493,868     5,289,287     8,461,042
                                  -----------   -----------   -----------   -----------   -----------
       Loss from operations.....   (1,556,199)   (4,871,055)   (9,858,769)     (422,069)   (7,564,476)
Equity and losses of associated
  venture.......................           --            --            --            --      (452,275)
Interest income/(expense),
  net...........................       (3,580)      (70,785)      320,445        32,428       169,151
                                  -----------   -----------   -----------   -----------   -----------
       Net loss.................  $(1,559,779)  $(4,941,840)  $(9,538,324)  $  (389,641)  $(7,847,600)
                                  ===========   ===========   ===========   ===========   ===========
Historical net loss per share:
  Basic and diluted.............  $     (0.41)  $     (0.73)  $     (0.99)  $     (0.04)  $     (0.80)
  Number of shares used in
     calculation of historical
     net loss per share -- basic
     and diluted................    3,800,000     6,791,534     9,654,835     9,651,566     9,756,059
Pro forma net loss per share
  (unaudited):
  Basic and diluted.............                              $     (0.41)                $     (0.24)
  Shares used in computing pro
     forma net loss per share --
     basic and diluted..........                               23,232,756                  33,152,473


  The accompanying notes are an integral part of these consolidated financial statements.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                  SERIES A             SERIES B              SERIES C              VOTING
                                              PREFERRED STOCK       PREFERRED STOCK      PREFERRED STOCK        COMMON STOCK
                                             ------------------   -------------------   ------------------   ------------------
                                              SHARES     AMOUNT     SHARES     AMOUNT    SHARES     AMOUNT    SHARES     AMOUNT
                                             ---------   ------   ----------   ------   ---------   ------   ---------   ------
Balance, January 1, 1996...................         --    $ --            --   $  --           --    $ --    3,800,000    $380
Net loss...................................         --      --            --      --           --      --           --      --
                                             ---------    ----    ----------   ------   ---------    ----    ---------    ----
Balance, December 31, 1996.................         --      --            --      --           --      --    3,800,000     380
Issuance of common stock to founder for
 cash (January 1997).......................         --      --            --      --           --      --           --      --
Issuance of common stock to founder for
 cash net of issuance costs of $31,401
 (January 1997)............................         --      --            --      --           --      --    1,900,000     190
Issuance of common stock for cash at $0.50
 per share of issuance costs of $17,591
 (August 1997).............................         --      --            --      --           --      --    3,651,566     365
Issuance of warrants in connection with
 promissory notes (October 1997)...........         --      --            --      --           --      --           --      --
Issuance of Series A Preferred Stock for
 cash of $0.68 per share, net of issuance
 costs of $18,141 (December 1997)..........  7,720,590     772            --      --           --      --           --      --
Net loss...................................         --      --            --      --           --      --           --      --
                                             ---------    ----    ----------   ------   ---------    ----    ---------    ----
Balance, December 31, 1997.................  7,720,590     772            --      --           --      --    9,351,566     935
Issuance of Series B Preferred Stock for
 cash of $1.50 per share, net of issuance
 costs of $75,543 (June and August 1998)...         --      --    10,737,068   1,074           --      --           --      --
Issuance of warrants (August 1998).........         --      --            --      --           --      --           --      --
Issuance of options for services rendered
 (August 1998).............................         --      --            --      --           --      --           --      --
Issuance of options for services rendered
 (September 1998)..........................         --      --            --      --           --      --           --      --
Exercise of voting common stock options to
 employees for cash of $0.50 per share
 (August -- December 1998).................         --      --            --      --           --      --       48,799       5
Issuance of Series C Preferred Stock for
 cash of $3.25 per share, net of issuance
 costs of $36,031 (December 1998)..........         --      --            --      --    4,938,756     494           --      --
Issuance of warrants under joint
 development agreement (December 1998).....         --      --            --      --           --      --           --      --
Exercise of warrants (December 1998).......    145,559      15       169,801      17       24,242       2           --      --
Cumulative translation adjustment..........         --      --            --      --           --      --           --      --
Net loss...................................         --      --            --      --           --      --           --      --
                                             ---------    ----    ----------   ------   ---------    ----    ---------    ----
Balance as of December 31, 1998............  7,866,149     787    10,906,869   1,091    4,962,998     496    9,400,365     940
Exercise of voting common stock options to
 employees for cash of $0.50 to $3.25 per
 share (January -- March 1999).............         --      --            --      --           --      --      197,775      20
Repurchase of common stock (11,875 shares
 at $8.00 per share).......................         --      --            --      --           --      --      (11,875)     (1)
Issuance of common stock for services
 rendered..................................         --      --            --      --           --      --        3,077      --
Issuance of warrants for subordinated-debt
 agreement (March 1999)....................         --      --            --      --           --      --           --      --
Issuance of warrants for CART rights
 agreement (March 1999)....................         --      --            --      --           --      --           --      --
Issuance of options for services
 rendered..................................         --      --            --      --           --      --           --      --
Cumulative translation adjustment..........         --      --            --      --           --      --           --      --
Net loss...................................         --      --            --      --           --      --           --      --
                                             ---------    ----    ----------   ------   ---------    ----    ---------    ----
Balance as of March 31, 1999 (unaudited)...  7,866,149    $787    10,906,869   $1,091   4,962,998    $496    9,589,342    $959
                                             =========    ====    ==========   ======   =========    ====    =========    ====

                                                NON-VOTING
                                               COMMON STOCK     ADDITIONAL                                     TOTAL
                                             ----------------     PAID-IN      WARRANTS    ACCUMULATED     STOCKHOLDERS'
                                             SHARES    AMOUNT     CAPITAL     AND OTHER      DEFICIT      EQUITY/(DEFICIT)
                                             -------   ------   -----------   ----------   ------------   ----------------
Balance, January 1, 1996...................       --    $--     $        --   $       --   $     (6,104)    $    (5,724)
Net loss...................................       --     --              --           --     (1,559,779)     (1,559,779)
                                             -------    ---     -----------   ----------   ------------     -----------
Balance, December 31, 1996.................       --     --              --           --     (1,565,883)     (1,565,503)
Issuance of common stock to founder for
 cash (January 1997).......................  200,000     20          99,980           --             --         100,000
Issuance of common stock to founder for
 cash net of issuance costs of $31,401
 (January 1997)............................  100,000     10         968,399           --             --         968,599
Issuance of common stock for cash at $0.50
 per share of issuance costs of $17,591
 (August 1997).............................       --     --       1,807,828           --             --       1,808,193
Issuance of warrants in connection with
 promissory notes (October 1997)...........       --     --              --       61,860             --          61,860
Issuance of Series A Preferred Stock for
 cash of $0.68 per share, net of issuance
 costs of $18,141 (December 1997)..........       --     --       5,231,088           --             --       5,231,860
Net loss...................................       --     --              --           --     (4,941,840)     (4,941,840)
                                             -------    ---     -----------   ----------   ------------     -----------
Balance, December 31, 1997.................  300,000     30       8,107,295       61,860     (6,507,723)      1,663,169
Issuance of Series B Preferred Stock for
 cash of $1.50 per share, net of issuance
 costs of $75,543 (June and August 1998)...       --     --      15,988,310           --             --      15,989,384
Issuance of warrants (August 1998).........       --     --              --      588,734             --         588,734
Issuance of options for services rendered
 (August 1998).............................       --     --           5,293           --             --           5,293
Issuance of options for services rendered
 (September 1998)..........................       --     --          29,495           --             --          29,495
Exercise of voting common stock options to
 employees for cash of $0.50 per share
 (August -- December 1998).................       --     --          24,395           --             --          24,400
Issuance of Series C Preferred Stock for
 cash of $3.25 per share, net of issuance
 costs of $36,031 (December 1998)..........       --     --      16,014,432           --             --      16,014,926
Issuance of warrants under joint
 development agreement (December 1998).....       --     --              --      263,996             --         263,996
Exercise of warrants (December 1998).......       --     --         849,692     (437,636)            --         412,090
Cumulative translation adjustment..........       --     --              --          161             --             161
Net loss...................................       --     --              --           --     (9,538,324)     (9,538,324)
                                             -------    ---     -----------   ----------   ------------     -----------
Balance as of December 31, 1998............  300,000     30      41,018,912      477,115    (16,046,047)     25,453,324
Exercise of voting common stock options to
 employees for cash of $0.50 to $3.25 per
 share (January -- March 1999).............       --     --         135,118           --             --         135,138
Repurchase of common stock (11,875 shares
 at $8.00 per share).......................       --     --         (94,999)          --             --         (95,000)
Issuance of common stock for services
 rendered..................................       --     --          10,000           --             --          10,000
Issuance of warrants for subordinated-debt
 agreement (March 1999)....................       --     --              --      552,486             --         552,486
Issuance of warrants for CART rights
 agreement (March 1999)....................       --     --              --      400,841             --         400,841
Issuance of options for services
 rendered..................................       --     --          17,922           --             --          17,922
Cumulative translation adjustment..........       --     --              --      (15,449)            --         (15,449)
Net loss...................................       --     --              --           --     (7,847,600)     (7,847,600)
                                             -------    ---     -----------   ----------   ------------     -----------
Balance as of March 31, 1999 (unaudited)...  300,000    $30     $41,086,953   $1,414,993   $(23,893,647)    $18,611,662
                                             =======    ===     ===========   ==========   ============     ===========

   The accompanying notes are an integral part of these financial statements.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        THREE MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                   MARCH 31,
                                          ----------------------------------------   -------------------------
                                             1996          1997           1998          1998          1999
                                          -----------   -----------   ------------   -----------   -----------
                                                                                     (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net loss..............................  $(1,559,779)  $(4,941,840)  $ (9,538,324)  $  (389,641)  $(7,847,600)
  Adjustments to reconcile net loss to
     net cash provided by (used in)
     operating activities:
  Depreciation and amortization of
     property and equipment.............           --        68,247        530,261        43,789       430,406
  Non-cash compensation-related charges
     and other..........................           --        61,860        450,044       381,948       569,077
  Non-cash charges for equipment........           --        44,220             --            --            --
  Changes in operating assets and
     liabilities:
     Accounts receivable................           --       (76,151)    (1,074,452)        3,081       330,803
     Prepaid expenses and other.........      (47,500)     (198,828)       (84,780)     (113,590)     (670,403)
     Accounts payable...................       70,144       410,433       (433,336)       (1,008)    1,447,292
     Accrued expenses...................       77,258        (1,293)     1,117,367       621,774      (472,538)
     Deferred revenues..................    1,525,051       780,562     (1,825,878)   (1,888,699)     (230,750)
                                          -----------   -----------   ------------   -----------   -----------
       Net cash provided by (used in)
          operating activities..........       65,174    (3,852,790)   (10,859,098)   (1,342,346)   (6,443,713)
                                          -----------   -----------   ------------   -----------   -----------
Cash flows from investing activities:
  Purchase of property and equipment....           --      (294,727)    (2,722,807)     (245,712)   (2,567,187)
                                          -----------   -----------   ------------   -----------   -----------
       Net cash used in investing
          activities....................           --      (294,727)    (2,722,807)     (245,712)   (2,567,187)
                                          -----------   -----------   ------------   -----------   -----------
Cash flows from financing activities:
  Proceeds from borrowing...............           --            --        750,000            --       331,069
  Proceeds from bridge loan.............           --       532,000             --            --            --
  Payments on notes and long-term
     capital leases.....................           --            --        (78,786)      (11,067)      (76,312)
  Proceeds from the issuance of common
     stock, net of issuance cost........           --     2,876,792         24,400            --       119,689
  Repurchase of common stock............           --            --             --            --       (95,000)
  Proceeds from the issuance of Series A
     Preferred Stock, net of issuance
     cost...............................           --     4,699,860             --            --            --
  Proceeds from the issuance of Series B
     Preferred Stock, net of issuance
     cost...............................           --            --     15,989,384            --            --
  Proceeds from the issuance of Series C
     Preferred Stock, net of issuance
     cost...............................           --            --     16,014,926            --            --
  Proceeds from issuance and exercise of
     warrants...........................           --            --        849,726            --            --
                                          -----------   -----------   ------------   -----------   -----------
       Net cash provided by (used in)
          financing activities..........           --     8,108,652     33,549,650       (11,067)      279,446
                                          -----------   -----------   ------------   -----------   -----------
          Increase (decrease) in cash...       65,174     3,961,135     19,967,745    (1,599,125)   (8,731,454)
Cash, beginning of period...............          301        65,475      4,026,610     4,026,610    23,994,355
                                          -----------   -----------   ------------   -----------   -----------
Cash, end of period.....................  $    65,475   $ 4,026,610   $ 23,994,355   $ 2,427,485   $15,262,901
                                          ===========   ===========   ============   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

  Organization

     Prior to August 1996, Quokka Sports, Inc. operated as an Australian software development and consulting company known as Ozware Developments Unit Trust. In August 1996, Quokka adopted its current business model, incorporated in Delaware under the name Quokka Productions, Inc. and relocated its headquarters to San Francisco. In September 1996, Quokka Productions, Inc. changed its name to Quokka Sports, Inc.

     Quokka is an independent digital sports network providing real-time coverage of sporting events for worldwide audiences. Utilizing digital assets generated at a sports venue that are under-utilized by traditional media, Quokka is building a digital sports network by creating digital programming content that is specifically designed for interactive distribution systems.

     Revenues are generated from digital entertainment sponsorships, advertising, electronic commerce and studio services. The majority of revenues are derived from the sale of sponsorship packages to corporations. Digital entertainment sponsors may embed their products in Quokka's productions, site branding, access to development projects, the use of trademarks and logos and participation in various print and media campaigns.

  Unaudited Interim Financial Information

     The accompanying interim consolidated financial statements as of March 31, 1998 and 1999 and the three months then ended together with the related notes are unaudited but include all adjustments, consisting of only normal recurring adjustments, which management considers necessary to present fairly, in all material respects, the consolidated financial position, and consolidated results of operations and cash flows for the three month periods ended March 31, 1998 and 1999. Results for the three months ended March 31, 1999 are not necessarily indicative of results of the entire year.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Foreign Currency Translation

     The functional currency of Quokka's subsidiaries is the local currency. Accordingly, Quokka applies the current rate method to translate the subsidiaries' financial statements into United States dollars. Translation adjustments are included as a separate component of stockholders' equity in the accompanying financial statements.

  Basis of Presentation

     The consolidated financial statements include the accounts of Quokka, and all of its wholly and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. Investments in and advances to our joint venture in which we have a 50% ownership interest are accounted for by the equity method.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

  Cash and Cash Equivalents

     Quokka includes in cash and cash equivalents all highly liquid investments that mature within three months of their purchase date. Cash equivalents consist primarily of money market funds.

  Property and Equipment

     Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets that range from three to five years. Leased assets are amortized on a straight-line basis over the lesser of the estimated useful life or the lease term. Maintenance and repairs are charged to operations as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations in the period realized.

  Income Taxes

     Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

  Net loss per share and pro forma net loss per share

     Quokka computes net loss per share in accordance with SFAS No. 128, Earnings per Share, and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of vested common and common equivalent shares outstanding during the period. However, as Quokka generated net losses in all periods presented, common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of preferred stock, are not included in diluted net loss per share because such shares are anti-dilutive.


     Pro forma net loss per share in 1998 and the period ended March 31, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of Quokka's preferred stock into shares of Quokka's common stock effective upon the closing of Quokka's initial public offering as if such conversion and exercise occurred on January 1, 1998 or at the date of original issuance, if later. The resulting pro forma adjustments result in an increase in the weighted average shares used to compute basic and diluted net loss per share in 1998 and for the three months ended March 31, 1999. Pro forma common equivalent shares, composed of unvested restricted common stock and incremental common shares issuable upon the exercise of stock options and warrants, are not included in pro forma diluted net loss per share because they would be anti-dilutive.



  Pro Forma Stockholder's Equity (Unaudited)



     Effective upon the closing of the Company's initial public offering, the outstanding shares of Series A, Series B, Series C and Series D Preferred Stock will automatically convert into shares of common stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma consolidated balance sheet at March 31, 1999.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

     The following table sets forth the computation of historical and pro forma basic and diluted net loss per share for the periods indicated.


                                                                               THREE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                   MARCH 31,
                                  ---------------------------------------   -------------------------
                                     1996          1997          1998          1998          1999
                                  -----------   -----------   -----------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
Numerator:
  Net loss available to common
     stockholders...............  $(1,559,779)  $(4,941,840)  $(9,538,324)  $  (389,641)  $(7,847,600)
Denominator:
  Weighted average shares.......    3,800,000     6,791,534     9,656,857     9,651,566     9,772,933
  Weighted average unvested
     common shares subject to
     repurchase agreements......           --            --        (2,022)           --       (16,874)
                                  -----------   -----------   -----------   -----------   -----------
  Denominator for basic and
     diluted calculation........    3,800,000     6,791,534     9,654,835     9,651,566     9,756,059
                                  ===========   ===========   ===========   ===========   ===========
Net loss per share:
  Basic and diluted.............  $     (0.41)  $     (0.73)  $     (0.99)  $     (0.04)  $     (0.80)
Anti-dilutive securities
  including options, warrants
  and preferred stock not
  included in historical net
  loss per share calculations...            0     1,643,306    17,755,299     9,373,525    31,389,889
PRO FORMA NET LOSS PER SHARE:
Net loss........................                              $(9,538,324)                $(7,847,600)
Shares used in computing net
  loss per share,
  basic and diluted.............                                9,654,835                   9,756,059
Adjustment to reflect assumed
  conversion of preferred
  stock.........................                               13,577,921                  23,396,414
                                                              -----------                 -----------
Shares used in computing pro
  forma net loss per share,
  basic and diluted.............                               23,232,756                  33,152,473
                                                              ===========                 ===========
Pro forma net loss per share,
  basic and diluted
  (unaudited)...................                              $     (0.41)                $     (0.24)


  Recently Issued Accounting Pronouncements:

     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS 130, Reporting Comprehensive Income. SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from nonowner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains/losses on available-for-sale securities. The difference between net loss, as reported, and comprehensive income relates solely to the change in the cumulative translation adjustment for the respective periods which were not material to these financial statements.

     During June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" SFAS No. 131 replaces SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and changes the way public companies report segment information. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and has been adopted by Quokka for the year ended December 31, 1998. Quokka operates in one business segment.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position No. 98-1, "Software for Internal Use" which provides guidance on accounting for the cost of computer software developed or obtained for internal use. Statement of Position No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Quokka does not expect that the adoption of Statement of Position No. 98-1 will have a material impact on its financial statements.

     In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, Statement of Position 98-5 is effective for fiscal years beginning after December 15, 1998. Quokka believes the adoption of Statement of Position 98-5 will not have a material impact on its results of operations.

  Fair Value of Financial Instruments

     Carrying amounts of certain of Quokka's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities, approximate fair value due to their short maturities. Based upon borrowing rates currently available for Quokka for loans with similar terms, the carrying value of capital lease obligations approximates fair value.

  Business Risk and Concentration of Credit Risk

     Quokka operates in the Internet industry, which are rapidly evolving and intensely competitive. Quokka potentially competes with other Internet companies, large, established media companies and sports marketing organizations.

     Financial instruments that potentially subject Quokka to concentrations of credit risk consist primarily of one money market account placed with one financial institution which exceeds federally insured limits.

     Quokka performs ongoing credit evaluations, does not require collateral and does not currently maintain any reserves for potential credit losses. For the year ended December 31, 1998, three customers accounted for 52%, 16% and 12%, respectively, of all revenues generated by Quokka. For the three months ended March 31, 1998, three customers accounted for 63%, 18% and 10% of all revenues generated by Quokka. For the three months ended March 31, 1999, three customers accounted for 48%, 25% and 18% of all revenues generated by Quokka. At December 31, 1998, 23% of the outstanding accounts receivable was attributable to the smallest of the three largest customers. One additional customer accounted for another 65% of total outstanding accounts receivable. The remaining accounts receivable balance at December 31, 1998 was attributable to three additional customers. At March 31, 1999, 100% of the outstanding accounts receivable was attributable to three customers.

     For the year ended December 31, 1997, three customers accounted for 52%, 21% and 15% of all revenues generated by Quokka. At December 31, 1997, there were no receivables from these customers. For the year ended December 31, 1996, one customer accounted for all the revenues generated.

REVENUE RECOGNITION

     Quokka generates revenues from digital entertainment sponsorships, advertising, electronic commerce and studio services. Sponsorship revenues are recognized over the term of the sponsored event based on the ratio of current period impressions to projected total ultimate impressions based on a determination that no significant obligations remained and collection of the resulting receivable was probable. When Quokka was obligated to provide a minimum number of impressions, a pro rata portion of amounts received was recorded as deferred revenue until these obligations were satisfied. Revenues from studio services are recognized in the period the service is provided. Advertising and electronic commerce revenues, which have not been material to date, are recognized when the commitment is met or product is

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES
shipped and payment is assured. Quokka has accepted property and services as payment for sponsorship. Property and services received as payment are valued at fair market value based on the amounts normally charged to third parties for similar property and services.

     Total property and services received as payment were $0 in 1996, $1,738,298 in 1997 and $4,320,622 in 1998. Total property and services received as payment were $2,773,874 and $244,763 for the three months ended March 31, 1998 and 1999.

RESEARCH AND ENGINEERING

     Research and engineering expenses include personnel costs, costs incurred to improve and develop the "Quokka Sports Platform," broadband applications and costs associated with network operations. Research and engineering costs are expensed as incurred.

ADVERTISING

     Advertising is expensed as incurred. Advertising expenses were $4,000 in 1996, $62,000 in 1997 and $554,000 in 1998.

STOCK-BASED COMPENSATION

     In 1997, Quokka adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-based Compensation." Quokka has elected to continue accounting for stock-based compensation issued to the employees using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, pro forma disclosures required under SFAS No. 123 have been presented (See Note 8). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of Quokka's common stock and the exercise price. Additionally, pursuant to SFAS No. 123, stock issued to non-employees is accounted for at the fair value of the equity instruments issued, or at the fair value of the consideration received, whichever is more reliably measurable.

RECLASSIFICATION

     Quokka has reclassified the presentation of certain prior year information to conform to the current year presentation. These changes had no effect on previously reported financial position or results of operations.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

2.  PROPERTY AND EQUIPMENT

     Property and equipment consists of:

                                                      DECEMBER 31,
                                                 ----------------------      MARCH 31,
                                                   1997         1998           1999
                                                 --------    ----------    -------------
                                                                            (UNAUDITED)
Computer, telecommunications equipment and
  software.....................................  $ 61,595    $2,241,644     $4,156,456
Leasehold improvements.........................   227,394       567,680        780,147
Furniture and fixtures.........................     5,738       356,068        611,346
Production equipment...........................        --        93,951        431,383
Leased equipment...............................    75,464        75,464        406,533
                                                 --------    ----------     ----------
                                                  370,191     3,334,807      6,385,865
Less accumulated depreciation and
  amortization.................................   (68,247)     (598,509)    (1,028,840)
                                                 --------    ----------     ----------
     Property and equipment, net...............  $301,944    $2,736,298     $5,357,025
                                                 ========    ==========     ==========

     Accumulated amortization related to leased equipment was $12,577 at December 31, 1997 and $37,732 at December 31, 1998. There were no asset disposals during 1996, 1997 and 1998. Accumulated amortization related to leased equipment was $18,866 at March 31, 1998 and $62,413 at March 31, 1999. There were no asset disposals during the three months ended March 31, 1999.

3.  INCOME TAXES

     The provision for income taxes are summarized as follows:

                                                      YEARS ENDED DECEMBER 31,
                                              -----------------------------------------
                                                 1996           1997           1998
                                              -----------    -----------    -----------
Current tax expense:
  Federal -- Foreign........................  $        --    $        --    $    12,090
  State.....................................           --            800            800
Deferred tax expense
  Federal...................................           --     (1,438,864)    (2,845,930)
  State.....................................           --       (128,098)      (486,101)
Valuation allowance for deferred tax
  assets....................................           --      1,566,962      3,332,031
                                              -----------    -----------    -----------
                                              $        --    $       800    $    12,890
                                              ===========    ===========    ===========

     The change in the valuation allowance was $1,566,962 during the period from August 15, 1996 (date of incorporation) to December 31, 1997 and $3,332,031 in 1998. Tax expenses, which were insignificant, were recorded in general and administrative expenses.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

     The primary components of the net deferred tax asset are:

                                                           DECEMBER 31,
                                                    --------------------------
                                                       1997           1998
                                                    -----------    -----------
Net operating loss carryforwards..................  $ 1,526,769    $ 4,671,438
Other.............................................       40,193        227,554
                                                    -----------    -----------
                                                      1,566,962      4,898,992
Valuation allowance...............................   (1,566,962)    (4,898,992)
                                                    -----------    -----------
Deferred tax liability............................           --             --
                                                    -----------    -----------
Net deferred tax asset............................  $        --    $        --
                                                    ===========    ===========

     At December 31, 1998, Quokka had net operating loss carryforwards of $12,025,228 for federal tax purposes expiring in 2011 through 2018, and $9,987,838 for California income tax purposes which expire in 2004. The issuance of preferred stock in December, 1997, resulted in a change of ownership under
Section 382 of the Internal Revenue Code. As a result of the change, approximately $3.8 million in federal losses and $1.8 million in California losses are subject to an annual limitation of $254,319. The losses incurred while operating as Ozware Developments Unit Trust in Australia are not available for future utilization. Therefore, no deferred income taxes were recorded in the financial statements.

     The effective income tax rate differs from the federal statutory income tax rate of 34% primarily as a result of state income taxes and the change in the valuation allowance. The difference between Quokka's effective income tax rate and the federal statutory rate is reconciled below:

                                                       YEARS ENDED DECEMBER 31,
                                               ----------------------------------------
                                                  1996          1997           1998
                                               ----------    -----------    -----------
Provision computed at federal statutory
  rate.......................................  $       --    $(1,702,090)   $(3,242,713)
State taxes, net of federal tax benefit......          --       (291,325)      (556,411)
Change in valuation allowance................          --      1,566,962      3,332,031
Other........................................          --        427,253        479,983
                                               ----------    -----------    -----------
Net tax provision............................  $       --    $       800    $    12,890
                                               ==========    ===========    ===========

4.  ACCRUED LIABILITIES

     Accrued liabilities are comprised of:

                                                 DECEMBER 31,          MARCH 31,
                                             ---------------------    -----------
                                              1997         1998          1999
                                             -------    ----------    -----------
                                                                      (UNAUDITED)
Accrued compensation and related
  expenses.................................  $79,993    $  579,380      $255,817
Accrued expenses...........................    1,997       544,977       450,000
Accrued professional service fees..........       --        75,000        21,002
                                             -------    ----------      --------
          Total accrued liabilities........  $81,990    $1,199,357      $726,819
                                             =======    ==========      ========

5.  COMMITMENTS

     Quokka's rental expense for office facilities was $149,839 in 1997 and $232,799 in 1998 and $174,015 for the three months ended 1999. Quokka has the option to terminate its facilities lease after December 2000 if the landlord is unable to accommodate Quokka's expansion needs.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

  Lease Obligations

     Quokka leases office facilities and equipment under noncancelable operating leases. Additionally, Quokka leases certain office equipment under capital lease agreements. Minimum future payments under capital and operating lease agreements for the year ended December 31, are as follows:

                                                        CAPITAL    OPERATING
                                                         LEASES      LEASES
                                                        --------   ----------
1999..................................................  $ 51,017   $  438,668
2000..................................................    45,960      412,980
2001..................................................        --      381,314
2002..................................................        --       55,746
                                                        --------   ----------
                                                          96,977   $1,288,708
                                                                   ==========
Less amount representing interest.....................    14,412
                                                        --------
Present value of minimum lease payments under capital
  lease...............................................    82,565
Less current portion..................................   (40,188)
                                                        --------
          Non-current portion.........................  $ 42,377
                                                        ========

  Long-Term Debt

     Quokka has an equipment financing arrangement with a bank. Under the terms of the agreement, Quokka had the right to draw on a $750,000 line of credit until November 23, 1998 for the purchase of equipment collateralized by the loan. These amounts are classified as long-term debt on the accompanying financial statements. Quokka withdrew the maximum amount available under this line during the period. The terms of the agreement require repayment over 36 months commencing November 23, 1998. Prior to that date, Quokka was obligated to make payments of interest only on the unpaid balance. The current rate of 8.50% is 0.75% over the prime rate quoted by the bank (7.75% at December 31, 1998). Principal and interest payments are made monthly to fully amortize the loan.

6.  STOCKHOLDERS' EQUITY

  Preferred Stock

     At December 31, 1998, Quokka had Series A, Series B and Series C preferred stock authorized and outstanding. At December 31, 1997, Quokka was authorized to issue 8,500,000 shares of preferred stock, all of which were designated Series A Preferred Stock. At December 31, 1998, Quokka was authorized to issue 27,600,000 shares of preferred stock, 7,965,688 of which were designated Series A Preferred Stock, 11,127,620 of which were designated Series B Preferred Stock and 8,500,000 of which were designated Series C Preferred Stock. The holders of preferred stock have the following rights:

     Dividends

          The holders of all series of preferred stock outstanding are entitled to receive in any fiscal year, when and if declared by the Board of Directors, out of any funds legally available, cash dividends at the rate of 8.00% of the original issuance price per share. The right to dividends is not cumulative, and no dividends were declared through December 31, 1998.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

     Conversion Rights

          At the option of the holder, each share of Series A, Series B and Series C Preferred Stock is convertible, at any time, into one share of common stock. The conversion ratio is subject to adjustment resulting from future capital transactions. In addition, each share of Series A, Series B and Series C Preferred Stock will convert automatically into common stock:
     (i) at any time based on the affirmative vote of 75% of the outstanding shares of all of Series A, Series B and Series C Preferred Stock; or (ii) immediately prior to the closing of a firm commitment underwritten public offering, provided the gross cash proceeds to Quokka are at least $15,000,000 and the public offering price per share is at least $4.50.

     Liquidation Preference

          In the event of any liquidation, dissolution or winding up of Quokka, either voluntary or involuntary, the holders of the Series C Preferred Stock retain liquidation preference over Series A and Series B Preferred Stock and common stock equal to the original issuance price ($3.25 per share) plus declared but unpaid dividends. After the payment of the full liquidation preference of the Series C Preferred Stock, the holders of the Series B Preferred Stock retain liquidation preference over Series A Preferred Stock and common stock equal to the original issuance price ($1.50 per share) plus declared but unpaid dividends. After the payment of the full liquidation preference of the Series C Preferred Stock and Series B Preferred Stock, the holders of the Series A Preferred Stock retain liquidation preference over common stock equal to the original issuance price ($0.68 per share) plus declared but unpaid dividends. If there are any available funds and assets remaining after payments or distributions are made to the holders of Series A, Series B and Series C Preferred Stock of their full preferential amounts, then all remaining funds and assets will be distributed pro rata among the holders of the then-outstanding common stock and Series A, Series B and Series C Preferred Stock on a pro rata, as converted to common stock basis.

     Voting Rights

          The holders of all series of preferred stock and the holders of common stock are entitled to notice of any stockholders' meeting. Holders of voting common stock and Series A, Series B and Series C Preferred Stock , vote as a single class upon any matter submitted to the stockholders for a vote, as follows: (i) each holder of Series A, Series B and Series C Preferred Stock, has one vote for each full share of common stock into which each share of preferred stock would be convertible on the record date for the vote and (ii) each holder of common stock has one vote per share of common stock. Voting as a separate class, holders of Series A Preferred Stock have the right to elect two directors. This right can be exercised of any annual meeting or at any special meeting called. Directors elected by holders of a majority of all outstanding shares of Series A Preferred Stock will serve until their successors have been elected or have been removed by holders of the majority of the Series A Preferred Stock.

7.  BRIDGE LOANS AND WARRANTS

     In October 1997, Quokka obtained a bridge loan and issued warrants to purchase common stock. The loan amount was subsequently converted into Series A Preferred Stock in connection with the Series A Preferred Stock financing in December 1997. Quokka issued 212,800 warrants at an exercise price of $0.50 per share expiring in November 2004. In connection with these warrants, Quokka recorded a charge to interest expense of $61,860, representing the fair value of the warrants issued.

     In 1998, Quokka issued warrants to purchase 635,650 shares of Series A, B, and C Preferred Stock under a joint development agreement. In connection with these warrants, Quokka recorded charges for

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES
research and engineering of $852,730, representing the fair value of the warrants issued. In December 1998, 339,602 shares of preferred stock were exercised. As of December 31, 1998, the following warrants were outstanding:

                                  AGGREGATE
                                  EXERCISE
                       SHARES       PRICE                          EXPIRATION DATES
                       -------    ---------                        ----------------
Common stock.........  212,800    $106,400     The earlier of November 2004 or initial public offering
Series A Preferred
  Stock..............   99,539     101,530     The earlier of August 2009 or initial public offering
Series B Preferred
  Stock..............  148,024     174,257     The earlier of August 2009 or initial public offering
Series C Preferred
  Stock..............   48,485     157,576     The earlier of August 2009 or initial public offering

     The estimated fair value of these warrants has been determined based on the Noreen-Wolfson fair value model with a volatility of 70%.

8.  STOCK OPTIONS

     Pursuant to the Quokka Sports, Inc. 1997 Equity Incentive Plan ("the Plan"), employees, directors and consultants of Quokka may be granted options to purchase shares of common stock. At December 31, 1998, 7,350,000 shares of common stock were reserved for issuance pursuant to the Plan. Options granted under the Plan are exercisable but subject to repurchase at cost in the event that the individual ceases to be an employee or provide services to Quokka. Repurchase rights generally lapse according to a vesting schedule of 60 months.

     A summary of the activity under the Plan together with options granted outside of the Plan is as follows:

                                                EXERCISE                        WEIGHTED
                                                  PRICE        AGGREGATE        AVERAGE
                                   SHARES       PER SHARE        PRICE       EXERCISE PRICE
                                  ---------    -----------    -----------    --------------
Outstanding at December 31,
  1996..........................         --        --                  --           --
Granted.........................  1,340,000       $0.50       $   670,000        $0.50
Cancelled.......................   (252,000)      $0.50          (126,000)       $0.50
                                  ---------    -----------    -----------        -----
Outstanding at December 31,
  1997..........................  1,088,000       $0.50           544,000        $0.50
Granted.........................  2,695,000    $0.50-$2.60      3,719,000        $1.34
Exercised.......................    (48,799)      $0.50           (24,400)       $0.50
Cancelled.......................   (239,001)   $0.50-$1.50       (176,000)       $0.74
                                  ---------    -----------    -----------        -----
Outstanding at December 31,
  1998..........................  3,495,200    $0.50-$2.60      4,062,600        $1.12
                                  ---------    -----------    -----------        -----
Granted.........................  3,894,600    $3.25-$8.00     27,276,950        $7.00
Exercised.......................   (197,775)   $0.50-$7.00       (135,138)       $0.68
Cancelled.......................    (47,000)   $1.50-$7.00       (131,000)       $2.79
                                  ---------    -----------    -----------        -----
Outstanding at March 31, 1999...  7,145,025    $0.50-$8.00    $31,073,412        $4.35
                                  =========    ===========    ===========        =====

     At December 31, 1998, options to purchase 819,480 shares were fully vested.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

     The following table summarizes information with respect to stock options outstanding at December 31, 1998:

                      OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
----------------------------------------------------------------   ----------------------------
                   NUMBER      WEIGHTED AVERAGE      WEIGHTED        NUMBER         WEIGHTED
   RANGE OF      OUTSTANDING      REMAINING          AVERAGE       EXERCISABLE      AVERAGE
EXERCISE PRICES  AT 12/31/98   CONTRACTUAL LIFE   EXERCISE PRICE    12/31/98     EXERCISE PRICE
---------------  -----------   ----------------   --------------   -----------   --------------
     $0.50        1,454,200          8.68             $0.50          441,429         $0.50
  $0.75-$1.25       911,000          9.65             $1.13          156,867         $1.12
  $1.50-$2.60     1,106,000          9.88             $2.08          221,184         $2.08

     The following information concerning the Plan is provided in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). Quokka accounts for the Plan in accordance with Accounting Principles Board (APB) Opinion No. 25 and related interpretations.

     The fair value of each employee stock option grant has been estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in 1998:

                                                             DECEMBER 31,
                                                     ----------------------------
                                                         1997            1998
                                                     ------------    ------------
Risk-free interest rates...........................      5.72%           5.25%
Expected life of options...........................         5years          5years
Expected dividends.................................        $0                  $0

     The weighted average fair value of options granted in 1998 was $1.38. Stock options issued to consultants were valued utilizing the Black-Scholes option pricing model with a volatility of 71%.

     The following comprises the pro forma information pursuant to the provision of SFAS No. 123:

                                                    DECEMBER 31,
                                      -----------------------------------------
                                         1996           1997           1998
                                      -----------    -----------    -----------
Net loss -- historical..............  $(1,559,779)   $(4,941,840)   $(9,538,324)
Pro forma...........................  $(1,559,779)   $(4,966,164)   $(9,694,002)
Basic and diluted net loss per share
  Historical........................       ($0.41)        ($0.73)        ($0.99)
  Pro forma.........................       ($0.41)        ($0.73)        ($1.00)

     These pro forma amounts may not be representative of the effects on pro forma net income (loss) for future years as options vest over several years and additional awards are generally made each year.

9.  401(k) PLAN

     On November 5, 1997, Quokka established a 401(k) plan, which took effect on January 1, 1998. Under the plan, eligible employees are permitted to contribute up to 15% of gross compensation, not to exceed the annual 402(g) limitation for any plan year. Discretionary contributions may be made by Quokka. No contributions have been made by Quokka since the adoption of the plan.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

10.  SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow information and non-cash activities for 1997 and 1998, and the three months ended March 31, 1998 and 1999:

                                                    YEARS ENDED             THREE MONTHS ENDED
                                                    DECEMBER 31,                MARCH 31,
                                                --------------------    --------------------------
                                                  1997        1998         1998           1999
                                                --------    --------    -----------    -----------
                                                                        (UNAUDITED)    (UNAUDITED)
Supplement disclosure of cash:
  Equipment financed through capital lease....  $119,684    $     --     $     --       $     --
  Account payable related to purchase of
     property and equipment...................        --     241,809           --        483,946
  Issuance of warrants for preferred stock
     under joint development agreement........    61,860     415,094      381,948             --
  Issuance of preferred warrants under license
     rights agreement.........................        --          --           --        400,841
  Issuance of preferred warrants for
     subordinated debt........................        --          --           --        552,486
  Stock options issued as compensation for
     services rendered........................        --      34,788           --         27,922

11.  SUBSEQUENT EVENTS


     In February 1999, Quokka established NBC/Quokka, LLC a joint venture with NBC Olympics, Inc. NBC/Olympics, Inc. is owned 51% by Quokka and 49% by NBC Olympics, Inc. The terms of the operating agreement for the venture require Quokka to make quarterly capital contributions in amounts necessary to fund the venture's operations on an ongoing basis in accordance with the annual operating plan. Accordingly, the amount and timing of these capital contributions will be based on the actual activities of the venture and are unknown at this time. In consideration for Quokka's share of the equity in the joint venture, Quokka also issued 2,100,000 warrants that have a fair value of $4.9 million. This joint venture has been consolidated in Quokka's financial statements. NBC's obligation to the joint venture is to contribute interactive media rights as well as on-air promotion of the site, access to NBC personalities and research.



     In March 1999, Quokka formed CART Digital Media Enterprises, LLC with Forsythe Inc. CART Digital Media Enterprises, LLC is 50% owned by Quokka and 50% owned by Forsythe, Inc., and both parties have an equal representation on the Board of Managers. The terms of the agreement require the two partners to make capital contributions in order to meet the venture's need for operating capital. Accordingly, the amounts and timing of these capital contributions will be based on the actual activities of the venture and are unknown at this time. This joint venture will be treated as an equity investment within the financial statements. As part of the consideration for the equity in this joint venture, Quokka issued warrants to purchase 76,366 shares of Series C Preferred Stock, which has a fair value of $400,841.



     Quokka has acquired rights to various other events. Under these agreements Quokka is required to make cash payments through 2003 totaling $6,700,000.



     Quokka and its subsidiaries and joint venture will account for acquired media rights pursuant to Statement of Financial Accounting Standards No. 63. Under FAS No. 63, a licensee shall report an asset and a liability for the rights acquired and obligations incurred under a license agreement when the license period begins and other conditions, including availability and acceptance, have been met. The assets will be amortized over their estimated useful life.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

     In February 1999, Quokka entered into a subordinated debt agreement. Terms of this agreement call for maximum borrowings of $10 million. Repayment is due in 36 monthly installments commencing on February 1, 2000 subject to acceleration under certain conditions including the completion of an initial public offering. No amounts were outstanding on this facility as of March 31, 1999. In connection with this agreement, Quokka has issued warrants for the purchase of 215,384 shares of Series C Preferred Stock at an exercise price of $3.25. The fair value of these warrants was $552,486 and has been treated as a loan commitment fee and is being amortized over the term of the six-month draw-down period as no further services are requested to earn the warrants, and they are fully vested.

     The estimated fair value of the above warrants have been determined based on the Noreen-Wolfson fair value model with a volatility of 70%.

     In April 1999, Quokka entered into a Trial Agreement with MediaOne Interactive Services, Inc. Under this agreement, Quokka and MediaOne are working together to implement and test streaming media over the MediaOne cable modem infrastructure. In connection with this agreement, Quokka has issued warrants to MediaOne to purchase 153,846 shares of Series C preferred stock at an exercise price of $3.25 per share. These warrants will expire in January 2009 if not earlier exercised.


     In May 1999, Quokka entered into a noncancelable facilities lease. Terms of the lease call for annual lease payments of approximately $1.9 million. Terms of the lease agreement further require a $700,000 security deposit in the form of an irrevocable letter of credit. The lease expires in February 2002.



     In May 1999, Quokka completed an additional private sale of equity securities issuing 3,966,667 shares of Series D Preferred Stock at a price of $9.00 per share. Aggregate gross proceeds approximate $35.7 million.



     In June 1999, Quokka completed an additional private sale of equity securities issuing 555,556 shares of Series D Preferred Stock at a price of $9.00 per share. Aggregate gross proceeds approximate $5.0 million.

                              (INSIDE BACK COVER)




 [Picture of the Race Viewer web page related to Quokka's coverage of the 1999
               FedEx Championship Series car race, a CART event.]

                         (INSIDE BACK COVER GATE FOLD)


[GRAPHIC TITLED "QUOKKA SPORTS PLATFORM" DEPICTING DATA FLOW THROUGH THE FOLLOWING SIX STAGES OF THE QUOKKA SPORTS PLATFORM: (1) COLLECTION; (2) TRANSMISSION; (3) PRODUCTION; (4) DISTRIBUTION; (5) DELIVERY; AND (6) CLIENT.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Through and including             , 1999 (the 25(th) day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                5,000,000 SHARES


                              [QUOKKASPORTS LOGO]

                                  COMMON STOCK

                            -----------------------
                                 P R O S P E C T U S

                                 --------------

                              MERRILL LYNCH & CO.

                                LEHMAN BROTHERS

                         BANCBOSTON ROBERTSON STEPHENS

                                           , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses to be paid by Quokka in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.


Securities and Exchange Commission registration fee.........  $   17,584
NASD filing fee.............................................       6,250
Nasdaq National Market filing fee...........................      95,000
Accounting fees and expenses................................     250,000
Legal fees and expenses.....................................     350,000
Printing and engraving expenses.............................     325,000
Blue sky fees and expenses..................................      10,000
Transfer agent and registrar fees and expenses..............      15,000
Miscellaneous...............................................     248,401
                                                              ----------
     Total..................................................  $1,317,235
                                                              ==========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our certificate of incorporation, which will become effective upon the closing of this offering, contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

     - any breach of the director's duty of loyalty;

     - acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

     - payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

     - any transaction from which the director derives an improper personal benefit.

     These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

     Our bylaws, which will become effective upon the closing of this offering, require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may limit the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against Quokka or its directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our board of directors.

     We have entered into indemnity agreements with each of our current directors and certain of our executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of Quokka for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so.

     Quokka plans to obtain directors' and officers' liability insurance.

     Reference is made to the following documents filed or to be filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

EXHIBIT DOCUMENT                                              NUMBER
----------------                                              ------
Form of Underwriting Agreement..............................   1.01
Amended and Restated Certificate of Incorporation...........   3.03
Amended and Restated Bylaws.................................   3.04
Amended and Restated Investors' Rights Agreement dated May
  27, 1999..................................................   4.02
Form of Indemnity Agreement.................................  10.01

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The following list sets forth information regarding all securities sold by Quokka since its incorporation in Delaware on August 15, 1996:

      1. In January 1997, Quokka issued and sold an aggregate of 3,800,000 shares of its common stock to one entity in exchange for all of the properties, rights, interests and other tangible and intangible assets of Ozware Developments Unit Trust, an Australian unit trust.

      2. From March 1997 to August 1997, Quokka issued and sold an aggregate of 5,851,566 shares of its common stock at $0.50 per share, 3,351,076 of which were sold to five executive officers and/or directors (and related entities) of Quokka.

      3. In October 1997, Quokka issued warrants to purchase an aggregate of 212,800 shares of common stock at an exercise price of $0.50 per share to four investors, 62,800 of which were sold to two executive officers and/or directors (and related entities) of Quokka.

      4. In December 1997, Quokka issued and sold an aggregate of 7,720,590 shares of Series A Preferred Stock at $0.68 per share to 11 investors, 5,635,294 of which were sold to five executive officers and/or directors (and related entities) of Quokka.

      5. Between March 1998 and December 1998, Quokka issued and sold warrants to purchase up to 245,098 shares of Series A Preferred Stock at an exercise price of $1.02 per share, 245,098 shares of Series B Preferred Stock at an exercise price of $1.02 per share, 72,727 shares of Series B Preferred Stock at an exercise price of $1.50 per share and 72,727 shares of Series C Preferred Stock at an exercise price of $3.25 per share to one investor that is now a 5% stockholder of Quokka. The warrants were amended in December 1998 and partially exercised by the 5% stockholder in December 1998 for 145,559 shares of Series A Preferred Stock, 145,559 shares of Series B Preferred Stock, 24,242 shares of Series B Preferred Stock and 24,242 shares of Series C Preferred Stock. The warrants, as amended, are currently exercisable for 99,539 shares of Series A Preferred Stock at an exercise price of $1.02 per share, 99,539 shares of Series B Preferred Stock at an exercise price of $1.02 per share, 48,485 shares of Series B Preferred Stock at an exercise price of $1.50 per share and 48,485 shares of Series C Preferred Stock at an exercise price of $3.25 per share.

      6. From June to August 1998, Quokka issued and sold an aggregate of 10,737,068 shares of Series B Preferred Stock at $1.50 per share to 21 investors, 9,767,269 of which were sold to six investors that are now 5% stockholders of Quokka, and 576,904 shares of which were sold to three executive officers and directors (and related entities) of Quokka.

      7. In December 1998, Quokka issued and sold an aggregate of 4,938,756 shares of Series C Preferred Stock at $3.25 per share to 26 investors, 3,630,771 of which were sold to six investors that are now 5% stockholders, and 323,371 of which were sold to three executive officers and directors (and related entities) of Quokka.

      8. From February 1999 to March 1999, Quokka issued and sold warrants to purchase up to an aggregate of 2,391,750 shares of Series C Preferred Stock at a weighted average per share price of $5.33 to three investors, one of which is now a 5% stockholder of Quokka.

      9. In April 1999, Quokka issued and sold warrants to purchase up to an aggregate of 161,538 shares of Series C Preferred Stock at an exercise price of $3.25 per share to two investors, one of which is now a 5% stockholder of Quokka.


     10. In May and June 1999, Quokka issued and sold an aggregate of 4,522,223 shares of Series D Preferred Stock at $9.00 per share to 8 investors.


     11. Since inception, Quokka has granted stock options under its 1997 Equity Incentive Plan, covering an aggregate of 8,620,199 shares of common stock (net of expirations and cancellations) at exercise prices ranging from $0.50 to $8.50 per share.


     12. Since inception, options to purchase an aggregate of 343,763 shares of common stock have been exercised for an aggregate purchase price of $258,131.50 at a weighted exercise price of $0.75 per share.


     13. Since inception, Quokka has granted stock options outside of its 1997 Equity Incentive Plan, covering an aggregate of 517,000 shares of common stock (net of expirations and cancellations) at exercise prices ranging from $0.50 to $8.50 per share. To date, no options granted outside of the 1997 Equity Incentive Plan have been exercised.

     All sales of common stock made pursuant to the exercise of stock options granted under the 1997 Equity Incentive Plan to Quokka's officers, directors, employees and consultants were made in reliance on Rule 701 under the Securities Act or on Section 4(2) of the Securities Act.

     All other sales were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to Quokka that the shares were being acquired for investment.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) THE FOLLOWING EXHIBITS ARE FILED HEREWITH:


EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
 1.01**    Form of Underwriting Agreement.
 3.01*     Amended and Restated Certificate of Incorporation.
 3.02*     Bylaws.
 3.03*     Form of Amended and Restated Certificate of Incorporation to
           be filed upon completion of this offering.
 3.04*     Form of Amended and Restated Bylaws upon completion of this offering.
 4.01*     Form of Specimen Stock Certificate.
 4.02*     Amended and Restated Investors' Rights Agreement, dated May
           27, 1999, among Quokka and certain investors named therein.
 5.01      Opinion of Cooley Godward LLP regarding legality of the
           securities being registered.
10.01*     Form of Indemnity Agreement entered into by Quokka with each of its directors and certain executive officers.
10.02*     Amended and Restated 1997 Equity Incentive Plan.
10.03*     Form of Stock Option Agreement under the Amended and
           Restated 1997 Equity Incentive Plan.
10.04*     1999 Non-Employee Directors' Stock Option Plan.
10.05*     Form of Nonstatutory Stock Option Agreement under the 1999
           Non-Employee Directors' Stock Option Plan.
10.06*     1999 Employee Stock Purchase Plan.
10.07*     Form of 1999 Employee Stock Purchase Plan Offering.
10.08*     Key Employee Agreement, dated March 25, 1999, between Alvaro
           Saralegui and Quokka.
10.09*     Subordinated Loan and Security Agreement, dated February 12,
           1999, between Quokka and Comdisco, Inc.
10.10+*    Software License and Development Agreement, dated March 20,
           1998, as amended, between Quokka and Intel Corporation.
10.11*     Lease, dated October 1, 1996, between Brannan Street
           Partners and Quokka, as amended.
10.12*     Sublease, dated June 23, 1998, between San Francisco
           Mercantile Company, Inc. and Quokka.
10.13*     Office Lease, dated February 18, 1999, between Tiffany M.
           Gin and Stanton Lowe dba Spear Street Saphire and Quokka.
10.14+*    Master Venture Agreement, dated February 9, 1999, by and
           among Quokka, NBC Olympics, Inc. and NBC/Quokka Ventures,
           LLC.
10.15+*    Agreement, dated January 1, 1999, between Championship Auto
           Racing Teams, Inc. and CART Digital Media Enterprises, LLC.
10.16+*    Operating Agreement of NBC/Quokka Ventures, LLC, dated
           February 9, 1999, between Quokka and NBC Olympics, Inc., as amended.
10.17+*    Digital Entertainment Partnership Agreement, dated January
           1, 1999, between Quokka and Compaq Computer Corporation.
10.18*     Lease, dated April 23, 1999, between Quokka and 1301 Evans
           Street Associates, LLC.
10.19*     Office Lease Agreement, dated May 27, 1999, between Quokka and EOP-Mission Street, L.L.C.

EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
16.01*     Letter from KPMG LLP regarding change in certifying
           accountant.
21.01*     List of Subsidiaries.
23.01      Consent of Cooley Godward LLP (included in Exhibit 5.01).
23.02      Consent of PricewaterhouseCoopers LLP, independent
           accountants.
24.01*     Power of Attorney.
27.01*     Financial Data Schedule.


---------------
 * Previously filed with the Commission.
** To be filed by amendment.
 + Confidential treatment requested.

     (b) FINANCIAL STATEMENT SCHEDULES.

     All financial statement schedules are omitted because the information called for is not required, is not applicable, or is shown either in the consolidated financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Quokka pursuant to the provisions described under Item 14 above, or otherwise, Quokka has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Quokka of expenses incurred or paid by a director, officer or controlling person of Quokka in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Quokka will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Quokka pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, Quokka Sports, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 14th day of June, 1999.


                                           QUOKKA SPORTS, INC.

                                           By:        /s/ LES SCHMIDT
                                              ----------------------------------
                                                         Les Schmidt
                                               Executive Vice President, Chief
                                                Financial Officer and Secretary

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURES                                  TITLE                       DATE
                ----------                                  -----                       ----
           /s/ ALAN S. RAMADAN*               President, Chief Executive            June 14, 1999
------------------------------------------      Officer and Director (Principal
             Alan S. Ramadan                    Executive Officer)

             /s/ LES SCHMIDT                  Executive Vice President, Chief       June 14, 1999
------------------------------------------      Financial Officer and Secretary
               Les Schmidt                      (Principal Financial and
                                                Accounting Officer)

         /s/ RICHARD H. WILLIAMS*             Director (Chairman of the Board       June 14, 1999
------------------------------------------      of Directors)
           Richard H. Williams

         /s/ JOHN BERTRAND A.M.*              Director (Vice-Chairman of the        June 14, 1999
------------------------------------------      Board of Directors)
            John Bertrand A.M.

          /s/ WALTER W. BREGMAN*              Director                              June 14, 1999
------------------------------------------
            Walter W. Bregman

             /s/ ROEL PIEPER*                 Director                              June 14, 1999
------------------------------------------
               Roel Pieper

        /s/ JAMES G. SHENNAN, JR.*            Director                              June 14, 1999
------------------------------------------
           James G Shennan, Jr.

          /s/ BARRY M. WEINMAN*               Director                              June 14, 1999
------------------------------------------
             Barry M. Weinman

           *By: /s/ LES SCHMIDT
   ------------------------------------
               Les Schmidt
             Attorney-in-Fact

(Signing under the authority of a Power of
    Attorney previously filed with the
   Securities and Exchange Commission)

                               INDEX TO EXHIBITS


                                                                         SEQUENTIALLY
EXHIBIT                                                                    NUMBERED
NUMBER                            EXHIBIT TITLE                              PAGE
-------                           -------------                          ------------
 1.01**    Form of Underwriting Agreement..............................
 3.01*     Amended and Restated Certificate of Incorporation...........
 3.02*     Bylaws......................................................
 3.03*     Form of Amended and Restated Certificate of Incorporation to
           be filed upon completion of this offering...................
 3.04*     Form of Amended and Restated Bylaws upon completion of this offering....................................................
 4.01*     Form of Specimen Stock Certificate..........................
 4.02*     Amended and Restated Investors' Rights Agreement, dated May
           27, 1999, among Quokka and certain investors named
           therein.....................................................
 5.01      Opinion of Cooley Godward LLP regarding legality of the
           securities being registered.................................
10.01*     Form of Indemnity Agreement entered into by Quokka with each of its directors and certain executive officers.............
10.02*     Amended and Restated 1997 Equity Incentive Plan.
10.03*     Form of Stock Option Agreement under the Amended and
           Restated 1997 Equity Incentive Plan.........................
10.04*     1999 Non-Employee Directors' Stock Option Plan..............
10.05*     Form of Nonstatutory Stock Option Agreement under the 1999
           Non-Employee Directors' Stock Option Plan...................
10.06*     1999 Employee Stock Purchase Plan...........................
10.07*     Form of 1999 Employee Stock Purchase Plan Offering..........
10.08*     Key Employee Agreement, dated March 25, 1999, between Alvaro
           Saralegui and Quokka........................................
10.09*     Subordinated Loan and Security Agreement, dated February 12,
           1999, between Quokka and Comdisco, Inc......................
10.10+*    Software License and Development Agreement, dated March 20,
           1998, as amended, between Quokka and Intel Corporation......
10.11*     Lease, dated October 1, 1996, between Brannan Street
           Partners and Quokka, as amended.............................
10.12*     Sublease, dated June 23, 1998, between San Francisco
           Mercantile Company, Inc. and Quokka.........................
10.13*     Office Lease, dated February 18, 1999, between Tiffany M.
           Gin and Stanton Lowe dba Spear Street Saphire and Quokka....
10.14+*    Master Venture Agreement, dated February 9, 1999, by and
           among Quokka, NBC Olympics, Inc. and NBC/Quokka Ventures,
           LLC.........................................................
10.15+*    Agreement, dated January 1, 1999, between Championship Auto
           Racing Teams, Inc. and CART Digital Media Enterprises,
           LLC.........................................................
10.16+*    Operating Agreement of NBC/Quokka Ventures, LLC, dated
           February 9, 1999, between Quokka and NBC Olympics, Inc., as amended.....................................................
10.17+*    Digital Entertainment Partnership Agreement, dated January
           1, 1999, between Quokka and Compaq Computer Corporation.....
10.18*     Lease, dated April 23, 1999, between Quokka and 1301 Evans
           Street Associates, LLC......................................
10.19*     Office Lease Agreement, dated May 27, 1999, between Quokka and EOP-Mission Street, L.L.C...............................
16.01*     Letter from KPMG LLP regarding change in certifying
           accountant..................................................
21.01*     List of Subsidiaries........................................

                                                                         SEQUENTIALLY
EXHIBIT                                                                    NUMBERED
NUMBER                            EXHIBIT TITLE                              PAGE
-------                           -------------                          ------------
23.01      Consent of Cooley Godward LLP (included in Exhibit 5.01)....
23.02      Consent of PricewaterhouseCoopers LLP, independent
           accountants.................................................
24.01*     Power of Attorney...........................................
27.01*     Financial Data Schedule.....................................


---------------
 * Previously filed with the Commission.

** To be filed by amendment.

 + Confidential treatment requested.